# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# SCHEDULE 14A

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# VIATRIS INC.
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VIATRIS™

# 2022 Proxy Statement

## Annual Meeting of Shareholders





A Message from
# The Executive Chairman of the Board

## Dear Fellow Shareholders:

As Executive Chairman of Viatris, I am privileged to lead a Board of Directors that continues to relentlessly pursue our strategy of positioning our company for sustainability and growth for many years to come. From the very onset of the creation of Viatris in 2020, we laid out a clear two-phased strategic vision to build a company that we believe is uniquely positioned to provide broad access to high-quality, trusted medicines around the world.

In Phase 1 of our strategy, which is expected to be completed by the end of 2023, we have been focused on setting up our company for long-term sustainability and a return to growth. During this phase, we have focused on de-levering our balance sheet by paying down debt and returning capital to shareholders through the initiation of a dividend in 2021, which the Board increased by 9% in 2022, returning approximately $835 million to shareholders to date.

I am proud of the significant progress that we have made since the creation of Viatris, especially in this past year. In 2022, we continued our efforts to reshape our company, build for the future, and increase our financial flexibility, all while returning capital to shareholders and delivering on our stated financial commitments.

At our investor event in February 2022, the strategic actions that we are taking in preparation for Phase 2 were unveiled, anchored by a significant global reshaping initiative designed to unlock trapped value and provide the financial flexibility required to deliver on our vision. The company also announced that we entered into a strategic transaction with our longtime partner, Biocon Biologics, to create what we expect to be a vertically integrated global biosimilars leader, as well as potential plans to divest other select noncore assets to help reshape our Company for the future.

As of the end of the second quarter of this year, we have consistently met or exceeded our financial guidance and hit our financial and strategic targets despite meaningful external headwinds, all while maintaining our investment-grade credit rating, just one of the positives that we believe truly differentiates us from our peers and positions us well within a very tough and competitive industry. We believe that our efforts to fully diversify our business have paid off. One of the payoffs is a more stable business with better predictability. Maintaining an investment grade balance sheet puts us in a position to return substantial capital to shareholders while also continuing to invest in and grow our business.

Our foundation is extremely strong. Our business continues to generate strong cash flows, which has been our North Star and will remain key to our long-term financial strength. We have truly become a more balanced and diversified company spanning numerous geographies and therapeutic areas, while shifting our product portfolio mix towards more complex, higher-margin growth products and our overall business further away from dependency on the more volatile U.S market, while also streamlining our SG&A. All of these efforts will support our future robust pipeline of anticipated product launches. We are well positioned to complete our Phase 1 initiatives as planned and focus on returning our Company to growth in Phase 2, all while remaining highly committed to returning capital and value to our shareholders.

On behalf of our entire Board of Directors, we are proud of our continuing work to represent shareholder interests in this great Company and look forward to meeting with you at the 2022 Annual Meeting of Shareholders.

Sincerely,



Robert J. Coury
Executive Chairman of the Board

Viatris Inc.



A Message from

# Our Chief Executive Officer

## Dear Fellow Viatris Shareholders,

When Viatris was created in 2020, it was purposefully designed with diversification and resilience in mind. Our geographic and product diversity allow us to balance occasional headwinds in one part of the business with opportunities in others, resulting in consistent and predictable performance over time.

That design has served us well as we continued to establish a track record of consistent performance in 2021 and even now in 2022. We are continuing to deliver on our financial commitments, integrate our two companies, and make progress on the reshaping initiatives that we announced in February, to build a stronger and more-focused company in a rapidly changing world.

### Delivering on our Financial Commitments

With the announcement of our second quarter 2022 results, we have now delivered our sixth consecutive quarter of strong financial performance. This strong performance has enabled us to continue to deliver on our financial commitments. Notably:

- In the first 6 months of 2022, we generated approximately $1.9 Billion of U.S. GAAP net cash provided by operating activities and approximately $1.8 Billion in free cash flow.
- As of the end of the second quarter, we have paid down approximately $1.5 Billion in debt year to date, and are on track to achieve approximately $2.0 billion in debt repayment in 2022.
- We are continuing our successful integration, capturing synergies, and simplifying our processes and our organization. As of October, we have exited substantially all Transitional Service Agreements with Pfizer.

### Enhancing our Pipeline

Our internal development engine continues to deliver key pipeline milestones which we believe positions us well in our move up the value chain. This includes the first FDA approval for generic Restasis®, the first FDA approval for generic version of Symbicort®, Breyna™, the launch of Lenalidomide, the read out of positive top-line results from our once-monthly Glatiramer Acetate Depot Phase III trial and steadily progressing our new in-licensed ophthalmic program, MR-139, for the treatment of moderate to severe chronic Blepharitis.

As we look to the future, our goal is to leverage the proven scientific capabilities we have built over a number of years to create a durable and higher-margin portfolio of products. Our R&D platform continues to generate a steady stream of product candidates and contributes meaningfully to our top-line due to both our diversified geographic footprint as well as our diversified product portfolio. We intend to continue building the pipeline and focusing on products with greater complexity while also investing in the lifecycle management of certain key products in our current portfolio.

We also expect to expand further beyond our current scope into more innovative products, including NCEs and global 505(b)(2)s. While we intend to maintain our broad range of therapeutic areas, we have identified three core, global therapeutic areas–ophthalmology, gastrointestinal, dermatology—that we believe particularly fit our own internal capabilities while leveraging our global platform.

We are further enhancing our commercial and scientific capabilities as needed for this future portfolio. We intend to increase our R&D investment as well as inorganically grow via business development through our Global Healthcare Gateway®, which we expect will further position us for growth.

### Committing to Corporate Social Responsibility

We believe Corporate Social Responsibility (CSR) is fundamental to our mission and supports long-term shareholder value creation. We believe that we can help address some of the world's most pressing challenges and that, by doing so, while managing inherent risks, we can be a relevant and trusted partner.

We were pleased to be recognized for our work and included on Newsweek's America's Most Responsible Companies 2022 list. And, for the second year in a row, we were named to Forbes' World's Best Employers 2022 list, ranked in the top 10% of the 800 companies who made the list.

To strengthen our commitment to sustainability, in 2022 we set initial company-wide goals in the areas of access, environment (including science-based climate targets) and diversity, equity & inclusion.

In closing, I want to recognize the extraordinary work by our colleagues. The key to our success has always been, and remains, our people. It is their courage, hard work and relentless dedication to our mission to empower people worldwide to live healthier at every stage of life by providing access to high-quality medicines that drives our success. I believe in our strategy and am confident in our ability to execute on it.

Thank you for your continued support of the work we do every day.

Sincerely,

Michael Goettler
Chief Executive Officer



# Notice of 2022 Annual Meeting of Shareholders

### Date and Time
Friday, December 9, 2022
11:00 a.m., Eastern Time

### Location
DoubleTree Resort by Hilton
Hollywood Beach, 4000 S Ocean Dr.,
Hollywood, Florida 33019

Dear Viatris Shareholders:

You are cordially invited to attend the 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting") of Viatris Inc. ("Viatris" or the "Company"). The meeting will be held on Friday, December 9, 2022 at 11:00 a.m. Eastern Time at the DoubleTree Resort by Hilton Hollywood Beach, 4000 S Ocean Dr., Hollywood, Florida 33019. At the meeting, holders of Viatris' issued and outstanding common stock as of the close of business (5:00 p.m. Eastern Time) on October 20, 2022 (the "Record Date") will be asked to consider and act upon the following items of business, which are more fully described in this Proxy Statement.

**If you wish to attend the 2022 Annual Meeting (which is currently scheduled to be held in person), please so inform Viatris in writing by sending notice to the attention of Viatris' Corporate Secretary at 1000 Mylan Blvd., Canonsburg, PA 15317 or by e-mail to corporatesecretary@viatris.com, in each case prior to 5:00 p.m. Eastern Time on December 8, 2022. See "Important Meeting Information" in this Notice and "How can I attend the 2022 Annual Meeting?" on page A-2 for more information.**

## Items of Business

| | Page |
|---|---|
| 1. Election of four Class II directors to hold office until the 2023 annual meeting. | 13 |
| 2. Approval of, on a non-binding advisory basis, the 2021 compensation of the named executive officers of the Company (the "Say-on-Pay vote"). | 39 |
| 3. Ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022. | 68 |
| 4. A shareholder proposal, if properly presented. | 71 |
| 5. Transaction of any other business that properly comes before the meeting and any adjournments or postponements of the meeting. | |

Only shareholders of record as of the Record Date are entitled to receive notice of, participate in and to vote at the 2022 Annual Meeting and any postponements or adjournments thereof.

On or about October 28, 2022, we mailed to Viatris shareholders as of the Record Date a Notice of Internet Availability of Proxy Materials ("Internet Notice"), which includes instructions on how to access our 2022 Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2021 ("Form 10-K") on the Internet, and how to cast your vote. See "Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?" on page A-1 for more information. If you received your proxy materials for the 2022 Annual Meeting by mail, the Proxy Statement, the Form 10-K and proxy card were enclosed.

**Please know that your vote is very important, and you are encouraged to vote promptly. Please carefully review the proxy materials for the 2022 Annual Meeting and follow the instructions below to cast your vote on all of the voting matters. Whether or not you expect to attend the 2022 Annual Meeting, we urge you to read the proxy statement and vote your shares as soon as possible using any of the following methods.**

## Voting Information

### How to Vote

Please vote using one of the following advance voting methods. In all cases, you should have your Internet Notice, or if you requested to receive printed proxy materials, your proxy card or voting instruction form, in hand and follow the instructions.

### Shareholders of Record
(shares registered on the books of the Company via American Stock Transfer)

**Via Internet**
Visit https://www.proxyvotenow.com/vtrs

**By phone**
Call 1-855-429-7917 or the telephone number on your proxy card

**By mail**
Sign, date and return your proxy card

### Beneficial Owners
(shares held through your bank or brokerage account)

**Via Internet**
Visit www.proxyvote.com

**By phone**
Call 1-800-454-8683 or the telephone number on your voting instruction form

**By mail**
Sign, date and return your voting instruction form

All shareholders of record may vote in person at the 2022 Annual Meeting. Beneficial owners may vote in person at the 2022 Annual Meeting if they have a legal proxy, and follow the instructions described in the response to the question titled "How do I vote if I am a beneficial owner of shares of Viatris common stock and hold them in street name?" on page A-4. See "Important Meeting Information" below on how to attend the 2022 Annual Meeting.

## Important Meeting Information

**If you plan to attend the 2022 Annual Meeting in person, you must register in advance. See the question titled “How can I attend the 2022 Annual Meeting?” on page A-2 for information about the location, format and how to register to attend the meeting.**

**For important information concerning the 2022 Annual Meeting, voting and other matters, please refer to Appendix A – Questions and Answers, beginning on page A-1.**

By Order of the Viatris Inc. Board of Directors,

Burt Park
Chief Governance Counsel and Corporate Secretary
October 28, 2022

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2022 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 9, 2022.**
**The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2021 are available at www.proxydocs.com/VTRSV. Information on our website is not considered part of this Proxy Statement.**

# Table of Contents

# The Breadth and Power of the Viatris Business Model

## Company Snapshot

### Our Mission

As a global pharmaceutical company that bridges the divide between generics and brands, Viatris Inc. ("Viatris" or the "Company") is uniquely positioned in a world of evolving healthcare needs. We see healthcare not as it is, but as it should be, as we empower people worldwide to live healthier at every stage of life. We know that good health matters to everyone, everywhere. This universal truth is the inspiration behind our mission, and we believe that we are well-positioned to be a source of stability in a world of evolving healthcare needs.

We do so via:

- Access – Providing high-quality trusted medicines, regardless of geography or circumstance
- Leadership – Advancing sustainable operations and innovative solutions to improve patient health
- Partnership – Leveraging our collective expertise to connect people to products and services

Improving access to sustainable and high-quality healthcare is our relentless pursuit - one that rests on visionary thinking, determination and best-in-class capabilities that are strategically built to remove barriers across a broad spectrum of health, advancing access globally.

Viatris was designed with diversification and resilience in mind. We believe our combined geographic and product diversity allows us to balance occasional external headwinds in one part of the business with opportunities in others, which we expect will enable us to deliver consistent and predictable performance over time. Information not given as of a specific date is as of the date of this Proxy Statement.

| Viatris at a Glance |
| --- |
| • Viatris was formed in 2020 and currently has approximately 37,000 colleagues around the world |
| • We are located in more than 70 countries and are headquartered in the U.S. with global centers in Pittsburgh, Shanghai and Hyderabad, India |
| • We have more than 1,400 approved molecules across a diverse portfolio of brands, generics, complex generics and biosimilars |
| • We have products across more than 10 therapeutic areas that span both non-communicable and infectious diseases |
| • Our commercial reach extends to more than 165 countries and territories and is managed across four reportable segments: Developed Markets, Emerging Markets, JANZ (Japan, Australia, New Zealand) and Greater China |
| • In 2021, we delivered $17.9 Billion in total revenues and approximately $3 Billion in U.S. GAAP net cash provided by operating activities |
| • We have approximately 40 manufacturing facilities worldwide that produce complex dosage forms, injectables, oral solid doses and active pharmaceutical ingredients |
| • We have 12 development centers executing multiple technology platforms |

## Viatris at a Glance

- Our Global Healthcare Gateway® connects more products to more patients worldwide
- We have a commitment to long-term sustainability, and recently launched initial sustainability goals in the areas of Access; the Environment; and Diversity, Equity and Inclusion (DE&I)
- We are committed to maintaining quality in all that we do as a business. Our current portfolio, industry leading commercial expertise, and scientific and manufacturing capabilities are deeply rooted in our dedication to quality and product safety

### Global Reach

Our strong commercial infrastructure enables us to serve patients in every corner of the globe through retail and pharmacy establishments, wholesalers, governments, institutions, physicians and other customers.

We provide unparalleled reach across North America, Europe, the Asia Pacific region and emerging markets. Through our four reportable segments – Developed Markets, Emerging Markets, Japan, Australia and New Zealand (JANZ) and Greater China – we sold 80 billion doses of medicine in 2021 across more than 165 countries and territories.

### Highly Diverse and Differentiated Portfolio

Our portfolio of products is diverse with capabilities that span multiple assets and includes:

- Globally recognized iconic **brands**.
- A broad range of **generic medicines**, spanning both non-communicable and infectious diseases.
- Our generic medicines also include a number of **complex and branded generics**, which work in the same way and provide the same clinical benefits as their brand-name counterparts and may cost less, providing patients and the healthcare system important savings and medicine options which we believe are essential to making healthcare accessible.

Our products span more than 10 therapeutic areas, including cardiovascular, central nervous system and anesthesia, dermatology, diabetes and metabolism, gastroenterology, immunology, infectious disease, oncology, respiratory and allergy and women's healthcare.

We believe our product diversity combined with our global scale, local approach and deep understanding of our markets allows for better access to customers and patients, further delivering on our mission.

### Deep and Diverse Pipeline and Commercial Capabilities

Our pipeline of medicines is deep and diverse. Our broad, technical resources include 55 markets with in-country regulatory expertise. We are focused on pipeline investments to maintain complexity in our portfolio and continue moving up the value chain. We aim to leverage our capabilities to develop more complex and novel products that target gaps in patient care where others may not focus.

As we look to the future, we expect to aggressively look into opportunities to build a critical mass of new drugs submitted through the 505(b)(2) regulatory pathway and New Chemical Entities (NCE) around three key global therapeutic areas – ophthalmology, gastrointestinal and dermatology – that have been identified as part of our strategic plan to focus on in the future. In addition to the key therapeutic areas of ophthalmology, gastrointestinal and dermatology, we anticipate that our product pipeline will remain broad across therapeutic areas.

### Quality and Safety

Our global operations are supported by quality systems, standards and processes which are designed to ensure product quality and patient safety. From product development to making or sourcing raw materials to producing

finished dosage forms, every step of our development, manufacturing and monitoring processes is grounded in our commitment to good manufacturing practices and the quality and safety of our products.

### Global Supply Network

We have a truly global and diverse supply network with local proximity. We hold strategic partnerships that complement and enhance our network capability and capacity, allowing us to have proximity to market and flexibility to meet customer needs.

We uphold:

- **Global** sites that are qualified to supply globally and locally;
- **Regional** manufacturing and packaging sites that enable the benefits of centralization, while allowing rapid regional supply;
- **Local** manufacturing in markets that have unique in-country requirements (e.g., China, Africa, etc.); and
- **"Last mile" distribution** presence in more than 60 countries with approximately 190 distribution centers to ensure access to medicines – to the point the medicine arrives at our patients' homes.

### Global Healthcare Gateway®

As the world's healthcare needs evolve, our Global Healthcare Gateway® offers partners ready access to markets worldwide through our unmatched global infrastructure and expertise that connects people around the world to the high-quality medicines and health services they need.

This platform is powered by expert operational and commercial services with unparalleled reach, allowing our partners to expand their assets through our many strengths. This enables more medicines from across the industry to reach patients like never before.

Building upon our strong legacy in the development of value-added complex products and our extensive scientific capabilities, we believe we are well positioned to add more complex products and pursue additional opportunities to move up the value chain that we expect will further improve the sustainability of the business. By leveraging our Global Healthcare Gateway®, we expect to further bolster our pipeline in the previously stated key therapeutic areas of ophthalmology, gastrointestinal and dermatology while maintaining our therapeutically broad portfolio.

### Snapshot of 2022 Operational and Financial Highlights

The Company is delivering on its financial and strategic commitments and is making great progress on the reshaping initiatives announced earlier this year.

Here are some of the highlights from this year so far:

- Earlier this year we announced our strategic priorities. We believe this significant global reshaping initiative will unlock trapped value and will build what we expect to be a simpler, stronger, more focused company well positioned to deliver more access to patients and more value to shareholders.
- In the first half of the year, we paid down approximately $1.5 billion in debt and are on track to achieve approximately $2.0 billion in debt repayment this year.
- Our internal development engine continues to deliver key pipeline milestones which we believe positions us well to continue our move up the value chain. This includes the first U.S. Food and Drug Administration ("FDA") approval for generic Restasis®, the first FDA approval for generic version of Symbicort®, Breyna™, and the launch of Lenalidomide.

- We continue our successful integration, capturing synergies and simplifying our processes and our organization. By the end of this year, we expect to have exited substantially all Transition Service Agreements ("TSAs") with Pfizer Inc. ("Pfizer").
- We continue to achieve high customer service levels and supply continuity.
- In the first 6 months of 2022, we generated approximately $1.9 Billion of U.S. GAAP net cash provided by operating activities and approximately $1.8 Billion in free cash flow.
- We remain committed to maintaining our investment grade credit rating and to achieving our gross leverage target of 3.0x by the end of 2023[1].

Achieving success in our mission would not be possible without our hardworking, dedicated colleagues. As an employer of choice, our culture is performance-driven, highly engaging and inclusive. Ensuring the engagement of our approximately 37,000 colleagues located in more than 70 countries and investing in talent management, workplace health and safety, DE&I, and organizational excellence, keeps Viatris at the forefront of growth and performance.

Since our formation, Viatris has consistently executed against its overall operational priorities. Our strong operational performance continues to reflect the diversified business we have deliberately built. We are not dependent on one market or one product, which enables us to deliver on our plan while continuing to address unforeseen challenges. We remain agile and opportunistic in how we manage the business with the goal of maximizing the strengths of each market and our portfolio as a whole.

The resilience of this business model continues to withstand a very complex and dynamic environment. We have successfully navigated the cycles of COVID, integrated the cultures of our two legacy companies and learned new ways of working in a remote environment. Throughout it all, the strong performance of the business and execution of our underlying plan – focused on key products, key markets and consistent supply – gives us the confidence that our momentum will continue.

## Our Commitment to Good Corporate Governance

### Robust Shareholder Engagement

Our shareholder-centric model is rooted in the Company's Board of Directors ("Board") and management's commitment to on-going, robust dialogue to discuss and solicit shareholder feedback on key strategic, operational, financial, governance, and executive compensation topics, and to address other topics of importance to shareholders. Since October 2021, we contacted approximately 25 of our largest shareholders representing approximately 45% of our outstanding shares, and met with 15 of our shareholders representing approximately 40% of the outstanding shares (in each case based on June 30, 2022 shareholder data). In these meetings, various members of our management and Board met with institutional investor executives, governance and stewardship team leads, and portfolio managers. Key topics discussed during those meetings included, among others, executive compensation, our long-term strategic plan, capital allocation, our product pipeline and environmental, social and governance ("ESG") matters. In addition, we hosted an Investor Day in February 2022, where we provided significant detail about our business, outlook for 2022, and strategic steps as noted. Our leadership has met with the analyst community, participated in five investor conferences, and held direct shareholder discussions throughout the year.

The shareholder engagement meetings covered various topics of interest to shareholders, including strategy, financial performance, corporate governance, and the overall structure of our compensation program.

[1] The Company has not quantified future amounts to develop this target, which does not reflect Company guidance, but has stated its goal to manage notional gross debt and adjusted earnings and adjusted EBITDA over time in order to generally maintain or reach the target. See Appendix B - "Non-GAAP Financial Measures" for more information.

### Board Structure and Oversight

Viatris' Board is firmly committed to robust oversight and good corporate governance, which is reflected in our designation of a strong Lead Independent Director/Vice Chairman who also serves on the Executive Committee pursuant to our governance documents (see pages 21 to 23).

The responsibilities of the Lead Independent Director are robust and include:

- presiding over executive sessions of the independent Directors,
- calling meetings of the independent Directors,
- consulting with the Executive Chairman regarding Board meeting schedules, agendas, and information sent to the Board and separately approving those items, and
- serving as a liaison between the Executive Chairman and independent Directors.

The Lead Independent Director, as Vice Chairman, also presides at all meetings of the Board at which the Executive Chairman is not present. The Executive Chairman and the Lead Independent Director serve as point persons for shareholders wishing to communicate to the Board.

Viatris also has:

- A Board committee structure that supports comprehensive review and oversight of corporate strategy; management and performance; enterprise, operational, and commercial risk management; culture and human capital management; global drug pricing and commercialization; environmental and corporate social responsibility (CSR) matters; information security; and global developments, among many other matters (see pages 25 to 31)
- An active Board refreshment process that seeks to identify a diverse talent pool of qualified candidates for consideration and works to establish a pool of qualified candidates for this purpose (see page 27)
- Board committees that include Audit, Compensation, Compliance, Executive, Finance, Governance and Nominating, Risk Oversight, and Science and Technology
- A dedicated and visionary Executive Chairman who ensures a highly informed, interactive, and committed Board that is characterized by strong independent membership with diverse and relevant experience and expertise
- Board members who have a wealth of diverse experience and expertise (see page 11) and broad access to multiple levels of Company employees as well as external experts

In addition, we believe that Viatris' incorporation in Delaware further supports our shareholder-centric model and is responsive to certain shareholder discussions prior to the closing of the transaction pursuant to which Mylan N.V. ("Mylan") combined with Pfizer's Upjohn business in a Reverse Morris Trust transaction to form Viatris on November 16, 2020 (the "Combination"). Our corporate governance structure includes, among other things:

- a one-share, one vote single common stock class structure;
- a majority voting standard for uncontested director elections, with a director resignation provision as well as a majority vote requirement for other items to be voted on by shareholders (including amendments to our certificate of incorporation and bylaws);
- proxy access for director nominations that gives eligible shareholders (those who have continuously held shares of our common stock for at least three years, among other requirements) the ability to nominate candidates for election to the Board that are included in our proxy materials; and
- declassification of the Viatris Board beginning at the 2023 annual meeting of shareholders after which all directors will be subject to shareholder election annually by a majority of the voting power.

For additional information regarding Board governance and oversight, please see pages 21 to 31.

### Our Performance-Driven Compensation Program

The Board is committed to a transparent, performance-oriented, and shareholder-aligned executive compensation program. We link performance pay to important metrics that measure profitability, the health of our product pipeline, capital productivity, our ability to cover debt obligations, and relative share performance compared to our peers. The Viatris compensation program for 2021, 2022 and beyond is highly performance-based and aligned with shareholders.

Our streamlined compensation program was developed to incentivize achievement of our strategic goals, support the short- and longer-term needs of the Company to meet those goals and help ensure long-term sustainability, meet the competition for executive talent, consider perspectives of shareholders relating to prior compensation programs, and focus on shareholder value creation.

Please see “2021 Performance-Based Compensation Program” on pages 48 to 50.

### Sustainability

We are committed to advancing sustainable and responsible operations, and we strive to make a positive impact through leadership, cross-functional relationships and transparent reporting. By partnering with stakeholders around the globe, we are helping to address some of society’s most pressing challenges recognizing that our actions affect our stakeholders and the communities we serve.

The key areas we focus on are:

- Championing patients’ **access** to high-quality medicines with our product diversity, global scale, local approach and deep understanding of markets globally;
- Nurturing a safe, positive and productive work environment that fosters inclusion, integrity, dignity and mutual respect for our **employees**;
- Upholding **environmental stewardship** by promoting environmentally sustainable operations to minimize our impact on the environment;
- And supporting healthy **communities** through education, health and disease awareness efforts that promote empowering patients and creating access to healthcare.

To strengthen our commitment to sustainability, in 2022, we set initial companywide goals in the areas of access, environment (climate, water and waste) and DE&I. Our climate goals are science-based and have been submitted to the Science Based Target Initiative (SBTi) for validation.

### Corporate Social Responsibility

CSR is at the core of our business and our purpose. We believe that companies can be a force for good, that we can help address some of the world’s most pressing challenges and that by doing so, we can be a relevant and trusted partner. We share the belief of the investor community in the importance of CSR as an element of good corporate governance and that managing key CSR issues and inherent risks are fundamental to our mission and supports long-term shareholder value creation.

Viatris’ Board oversees management’s efforts with respect to CSR efforts and programs through its Risk Oversight Committee. The Head of Corporate Affairs reports directly to the Chief Executive Officer (“CEO”) and, together with the Head of the CSR Development and Operations, reports quarterly to the Risk Oversight Committee. Viatris’ CSR function operates as a center of excellence within the Corporate Affairs leadership team and helps drive the strategic and operational development of CSR across the Company.

A multifunctional CSR Advisory Committee comprised of global leaders convenes monthly and supports the progress and integration of relevant CSR topics. Additional monthly and quarterly structured forums, addressing areas of focus with regards to CSR and sustainability for specific key functions, complement the advisory committee.

To learn more about our Sustainability/CSR work, we encourage you to read our 2021 Global Sustainability Report[2]. The report sets forth Viatris' work on important ESG matters and introduces our goals and efforts to further advance sustainable and responsible operations. As recognition for our work in this area, Viatris was included on Newsweek's America's Most Responsible Companies 2022 list and Forbes' World's Best Employers 2021 and 2022 lists.

We report on our systematic efforts and progress across key areas, including:

### Access and Global Health

Working to ensure sustainable access to medicine and empowering people worldwide to live healthier at every stage of life requires a multipronged approach that includes a global, diversified and reliable supply of medicine delivered via a broad and differentiated portfolio across geographies, policy solutions that remove barriers to medicine and care, greater regulatory harmony, disease awareness among patients and healthcare providers, and strong partnerships that address local patient needs while strengthening global health.

We are committed to deploying our unique and vertically integrated platform and portfolio of more than 1,400 approved molecules to establish sustainable access to high-quality medicine and help to address some of the world's most pressing health challenges, including:

- infectious diseases, such as HIV/AIDS, tuberculosis and hepatitis;
- noncommunicable diseases in the areas of cardiovascular health, oncology, respiratory, diabetes and mental health, among others; and
- a global need for access to more affordable medicines and treatment options.

### Employee Well-Being

We are committed to ensuring that Viatris is a place where employees are safe and well, can find a purpose and make an impact in the world. Our goal is to continue to foster an engaging, inclusive, and rewarding work environment, with a continued emphasis on employee health and safety and well-being.

Our health and well-being offerings for colleagues focus on the physical, emotional, financial and social aspects of well-being. Sites around the world offer a range of benefits, including wellness programs, education incentives and retirement savings plans to help colleagues and their families live a healthy lifestyle. Colleagues are encouraged to take advantage of health screenings and flu and COVID-19 vaccinations available on-site or with local healthcare providers.

As many colleagues' personal lives have been affected by the pandemic over the past few years, many sites implemented measures to support mental health, including sessions on mindfulness, preventing burnout, nutrition and physical activity. We provided employee assistance programs across many locations and offered employees support via internal and external resources where these programs were not available.

To promote wellness, Viatris hosted the Walk Around the World during Impact Week, a celebration in November 2021 of our one-year anniversary in which we recognized the impact we make on patients, colleagues and communities worldwide. More than 3,400 colleagues from 35 countries walked to support our mission. Colleagues collectively walked more than 73,000 miles over a two-week period. In recognition of their efforts, Viatris made a $100,000 donation to our long-term partner Direct Relief, an organization that works in the U.S. and internationally to expand access to medicine and healthcare by equipping doctors and nurses with lifesaving medical resources.

### Engagement, Diversity, Equity and Inclusion

Organizational culture is at the heart of every company. To meet business needs and retain talent, we are creating a culture in which each of us feels encouraged to reach our full potential — The Viatris Way. In 2022 we launched our

[2] Please note that our website, Sustainability Report and their respective contents are not incorporated by reference into this Proxy Statement.

Company expectations for employees, to guide us as we continue our work to achieve our goals. We have quarterly global town halls with Q&A sessions to communicate frequently and with transparency, and to enhance leadership and employee engagement. In 2022, we performed Viatris' initial global employee engagement survey with an 89% participation rate. The results will help guide our priorities for enhancing the employee experience and retaining talent.

DE&I are essential to our mission. We seek to understand and embrace what makes individuals and their circumstances unique and believe that recognition is fundamental to our success. We look to affirm the importance of diversity, equity, and inclusion, for all employees and to create a positive, productive work environment. Among other initiatives:

- We conducted an extensive assessment to better understand the current makeup of our workforce. The findings informed our organizational DE&I goals and will be used to develop our overall program and embed DE&I throughout the organization, supporting representation and enhancing the employee experience overall.
- Specifically, in 2022 we have committed to increasing representation of Women, African American or Black colleagues and Hispanic/Latinx colleagues in management and senior management roles by the end of 2027.
- Our four Employee Resource Groups ("ERG") are focusing on African American or Black colleagues, LGBTQ+ colleagues, Women and Working Parents, each of which is led by an executive-level sponsor. Each ERG will focus on four main areas to drive meaningful change: employee recruitment, talent development, education and awareness, and employee and community engagement.

## Environmental Stewardship

We are committed to minimizing our impact on the environment while safeguarding a reliable supply of medicine. Our commitment entails systematic and continuous work to identify opportunities to support our goals. We have a global integrated approach to managing our use of water, impact on and from climate change, energy efficiency, waste reduction and air emissions.

Internally, we have several environmental initiatives ongoing, including efficiency, renewable energy and water and waste management.

In addition to setting science-based climate targets and submitting them to the SBTi for review and approval, we have conducted a climate scenario analysis, a key recommendation of the Task Force on Climate-Related Financial Disclosure (TCFD). The analysis is global in scope and helps us to continue to understand the risk and uncertainties in different hypothetical scenarios.

We remain engaged in promoting environmentally responsible manufacturing, including through the continued adoption of the Common Antibiotic Manufacturing Framework in our operations and in the external supply chain. Furthermore, we are leveraging our membership in the Pharmaceutical Supply Chains Initiative (PSCI) in external supplier sustainability engagement.

## Community Engagement

We seek to foster healthy communities around the world by supporting education, health and disease awareness efforts that, in particular, promote empowering patients and creating access to care. We work via in-kind and monetary donations, volunteering our time and talents and engaging with partners to find solutions. Our work addresses common global themes and leverages our capabilities, while addressing unique local needs. In 2021 and 2022 our work has included supporting the needs from the ongoing COVID-19 pandemic, extreme weather, and the war in Ukraine.

## COVID Responsiveness

As the COVID-19 pandemic continues to challenge patients, healthcare systems and governments worldwide, we remain committed to doing our part to support public health and community needs. The COVID-19 pandemic brought employee expectations and preferences for greater flexibility into focus, and we have issued principles in support of hybrid-remote work to guide the development of local policies where possible.

Our efforts include:

- Extra precautions to protect site personnel and operations, and support employees' mental health and physical well-being.
- Maintaining a stable supply of medications. Strong relationships with our logistic suppliers and our global and diverse supply chain enabled us to pinpoint specific low stock levels across the network and prioritize what was most important on a daily basis. We were able to move product from one region to another as needed.
- Working with health authorities in India to maintain a supply of Remdesivir, under the brand name DESREM™, in India and over 24 other licensed markets.
- Providing access to SARS-CoV-2 Antibody Tests (Lateral Flow Method) in many Emerging Market countries.
- Charitable contributions totaling nearly $2 million for COVID-relief efforts around the world, including countries hardest hit by the second wave of infections in the spring of 2021.
- Supporting mental health programs, including: sponsorship of 'Panacea' in India, a series of virtual sessions on yoga, stress management, nutrition, and mental health to help overcome COVID-19 related anxiety, fear and mental trauma.
- Collaborating with Sesame Workshop to help young children deal with stress and fear, and to encourage positive caregiving strategies.

### Helping Communities in Urgent Need

We are committed to helping communities around the world where needs are great. As a global healthcare company, our priorities during the humanitarian crisis due to the war in Ukraine have been protecting the safety and wellbeing of our colleagues, supporting impacted communities and doing our best to ensure access to essential medicines. To support affected communities, we have been working with partners such as Direct Relief, UNAIDS and World Central Kitchen to respond to various needs, including supporting medical relief shipments and access to food in Ukraine for refugees fleeing the crisis.

Business partnerships, memberships, and philanthropic collaborations help us reach patients and communities worldwide.

NCD Academy | amr INDUSTRY ALLIANCE | TB Alliance | PSCI | SESAME WORKSHOP | SBP | DirectRelief

# Viatris' Board of Directors

## Board Overview

The Board and the Governance and Nominating Committee believe that each of our Directors possesses the qualifications, experience, judgment, leadership, and business skills necessary to provide robust oversight of the Company in the complex and evolving healthcare environment in which we operate.

As discussed on pages 27 and 31 to 32 and as set forth in our Corporate Governance Principles, the Board seeks to identify a diverse talent pool of qualified candidates for consideration as part of the Board's refreshment and succession planning. The Board also seeks to combine the skills and experience of its long-standing Board members with fresh perspectives, insights, skills and experiences of new members. To help further these goals, the Board has adopted a Diversity and Inclusion Policy, which is available on our website at https://www.viatris.com/en/About-Us/Corporate-Governance[3]. The policy formalizes the Board's ongoing commitment to fostering a culture of inclusion and seeking, supporting, valuing and leveraging diversity in the Board's composition, among other characteristics that the Board believes serve the best interests of the Company and our stakeholders. The Board also continuously reviews and assesses its composition through, among other things, its annual board and committee self-evaluation process. For more information about the annual board and committee self-evaluation process, see "Annual Board and Committee Self-Evaluations" on page 28.

The Board believes our Directors represent diverse viewpoints and that the personal backgrounds and qualifications of our Directors, considered as a group provide a composite mix of experience, knowledge and abilities and reflect the Board's commitment to fostering principles of experience, integrity, inclusion and mutual respect. The Board has three women members and three of our Board committees are chaired by women (Compensation; Finance; and Governance and Nominating). Our Directors also include one individual that self-identifies as African American or Black, one individual that self-identifies as Asian, and two individuals who self-identify as Two or More Races or Ethnicities, in each case as such terms as defined in Nasdaq's Board Diversity Matrix Instructions.

The following chart highlights certain of our Directors' key skills and experience and you will find symbols representing key skills and experience applicable to each Director set forth in his or her biography. A summary of the importance of each key skill and experience is also noted. Our Board Diversity Matrix follows this key skills and experience chart. As discussed in "How Our Directors Are Selected and Evaluated" beginning on page 31 of this Proxy Statement, our Directors' key skills and experience and diversity are among the factors considered by the Governance and Nominating Committee in nominating director candidates.

[3] The contents of our website are not incorporated by reference.

## Key Director Statistics

### CEO Experience and Public Company Management
Directors who have experience in management at public companies provide valuable expertise on managing interests held among diverse stakeholders, including, among others, employees, patients and shareholders

**12/13**

### Corporate Governance/CSR
Directors with Corporate Governance/CSR experience are skilled in the successful operation of Board Oversight, cognizant of the impact that governance policies have on a public company and/or familiar with oversight of matters related to emerging social and environmental issues

**10/13**

### Finance, Accounting and Capital Markets
Directors with a strong understanding of finance and accounting are essential for the Board to oversee our global financial reporting, internal controls, and capital structure, among other matters

**10/13**

### Global Business Experience
Viatris has operations and facilities around the world and, as such, benefits from directors who have experience working for companies with multinational reach and who provide insight on unique opportunities, challenges, and requirements associated with working across international markets

**13/13**

### Healthcare Industry
Directors with experience in the healthcare industry provide valuable perspectives to our Board and management team regarding a broad range of issues and opportunities facing the Company, including industry conditions, product R&D, supply chain, customers, sustainable access to medicine, product quality and patient safety, and marketing

**10/13**

### Human Capital Management
Attracting, developing and retaining talent globally are crucial to all aspects of the Company's business, success, and strategy. We continue to build an inclusive and diverse culture that inspires leadership and accountability and encourages innovation. Directors with experience in succession planning, executive and/or director compensation, company culture, and/or employee engagement (among other relevant areas) help to ensure that the Company's culture reflects our mission and values

**9/13**

### Information Security
Experience or expertise in information security, data privacy, cybersecurity, or use of technology to facilitate business operations

**6/13**

### Legal and Regulatory Oversight
We operate in an industry that is closely scrutinized and highly regulated. Directors who have experience navigating challenges associated with this environment provide valuable insight to our Board and management team

**4/13**

### Risk Oversight/Compliance
Pharmaceutical companies face a variety of complex opportunities, risks, and compliance challenges. Directors who have experience monitoring and creating plans to address risk provide important insights that assist our Board and management in ensuring the long-term sustainability of our business

**8/13**

### Strategy and M&A
Viatris' directors are responsible for developing the Company's successful differentiated strategy, both organically and through strategic and opportunistic acquisitions

**13/13**

Independence



69%
4
9
Independent
Non-Independent

Committees Chaired by Women



38%
3
5
Women
Men

Age Distribution



Average Age: 65
3
3
7
51-60
61-70
71-75

Diversity of Directors



Ethnically or Racially Diverse (4 out of 13)
Women (3 out of 13)

## Board Diversity Matrix

The following board diversity matrix presents the annual disclosure of information on Directors' voluntary self-identified characteristics in accordance with applicable NASDAQ listing standards. As detailed in the below matrix, the Company has one Director who self-identifies as African American or Black, one Director who self-identifies as Asian and two directors who self-identify as White and Asian and are also included in the Two or More Races or Ethnicities categories.

| Board Diversity Matrix (As of October 24, 2022) | | | | |
|---|---|---|---|---|
| Total Number of Directors | 13 | | | |
| **Gender:** | **Female** | **Male** | **Non-Binary** | **Did not Disclose Gender** |
| Directors | 3 | 10 | 0 | 0 |
| **Number of Directors who identify in Any of the Categories Below:** | | | | |
| African American or Black | 0 | 1 | 0 | 0 |
| Alaskan Native or Native American | 0 | 0 | 0 | 0 |
| Asian | 2 | 1 | 0 | 0 |
| Hispanic or Latinx | 0 | 0 | 0 | 0 |
| Native Hawaiian or Pacific Islander | 0 | 0 | 0 | 0 |
| White | 3 | 8 | 0 | 0 |
| Two or More Races or Ethnicities | 2 | 0 | 0 | 0 |
| LGBTQ+ | 0 | | | |
| Did Not Disclose Demographic Background | 0 | | | |

The following pages provide additional background information on each of our Directors.

Item 1

# Election of Directors

The first item for consideration at the 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting") is the election of four Class II Director nominees. The Board has, upon the recommendation of our Governance and Nominating Committee, nominated each of our current Class II Directors, W. Don Cornwell, Harry A. Korman, Rajiv Malik, and Richard A. Mark (the "Nominees") for re-election as Class II Directors at our 2022 Annual Meeting. If re-elected, each Nominee will serve as a Director until our 2023 annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation, removal or retirement. For more information on Viatris' current Board structure and the automatic sunset of its classified board, see "How Our Board Governs and Is Governed—Viatris' Board Structure" beginning on page 21.

The Board and the Governance and Nominating Committee have carefully evaluated the experience, structure, culture, diversity, operation, interactions, collaboration, and performance of the full Board; the talents, expertise, and contributions of individual Directors, including the Nominees; the Board's leadership; the integration and evolution of the Company; the Board's critical role in governance, risk oversight, and continuing to develop and lead the strategic direction of the Company; the Board's ability to respond to the continued change and disruption in the healthcare industry; anticipated future opportunities and challenges facing the Company; and the Board's ongoing commitment to ensuring shareholder value creation and long-term sustainability to the benefit of shareholders and other stakeholders. Based on these considerations, among others, Viatris' Board recommends a vote "FOR" the election of each of the Nominees.

The Board's general criteria for nomination to the Board are set forth in "How Our Directors Are Selected and Evaluated" beginning on page 31.

Information about each Nominee's specific experience, qualifications, attributes or skills that led the Board to conclude that he should be re-elected as a Class II Director is set forth below on pages 14 to 15. Each Nominee is currently on Viatris' Board and each has consented to act as a Director if elected at the 2022 Annual Meeting.

**Board Recommendation**

Viatris' Board recommends a vote **"FOR"** the election of each Nominee.

## Class II Directors Nominated for Election at the 2022 Annual Meeting

### W. Don Cornwell



**Director since** 2020

**Age:** 74

**Board Committees:**
Audit; Risk Oversight

**Other Public Company Boards:**
American International Group, Inc., Natura & Co Holding S.A.

**Independent Director**

Mr. Cornwell has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Cornwell also has served on the board of directors of American International Group, Inc. (NYSE: AIG) since 2011, and serves on its Audit and Nominating and Corporate Governance Committees. He has also been a member of the board of directors of Natura & Co Holding S.A. (NYSE: NTCO) since January 2020 and serves on its Corporate Governance and Finance Committees. Mr. Cornwell was a Director of Avon Products, Inc. from 2002 until its acquisition by Natura in 2020. Mr. Cornwell served on the Pfizer (NYSE: PFE) board of directors from 1997 until the closing of the Combination, where he most recently chaired the Regulatory and Compliance Committee and was a member of the Governance and Sustainability Committee. Mr. Cornwell served as Chairman and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and served as Vice Chair until December 2009. Mr. Cornwell also serves on the board of trustees of Big Brothers Big Sisters of New York City and is the Vice Chairman of the board of directors of Blue Meridian Partners, a partnership of philanthropists that invests in strategies to impact social problems confronting young people and families in poverty.

**Key Skills and Experience:**

Mr. Cornwell's qualifications to serve on the Viatris Board include, among others, his experience and expertise regarding public company management, corporate governance, finance, the healthcare industry, human capital management including oversight of diversity, equity and inclusion, global business, information security, legal and regulatory oversight, and strategy and M&A.

### Harry A. Korman



**Director since** 2020

**Age:** 65

**Board Committees:**
Compliance; Governance and Nominating; Risk Oversight (Chair); Science and Technology

**Other Public Company Boards:**
N/A

**Independent Director**

Mr. Korman has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Korman served as a Director of Mylan from 2018 until the closing of the Combination, most recently chairing the Risk Oversight Committee and serving as a member of the Compliance, Governance and Nominating, and Science and Technology Committees. Previously, Mr. Korman held senior executive roles of increasing responsibility at Mylan Inc. and its subsidiaries from 1996 until July 2014. He served as Mylan Inc.'s global Chief Operating Officer from January 2012 until July 2014, after which he served in a consultant role with Mylan Inc. for one year. Prior to his service as Chief Operating Officer, he was the President, North America of Mylan Inc. commencing in October 2007. Mr. Korman also served as President of Mylan Pharmaceuticals Inc. from February 2005 to December 2009. He joined Mylan in 1996 after the company's acquisition of UDL Laboratories, Inc. (n/k/a Mylan Institutional Inc.), and served as its President, among other prior responsibilities. Mr. Korman has served as a past Director and Vice Chairman of the Generic Pharmaceutical Association, now known as the Association for Accessible Medicines. He also previously served as a Director and Vice Chairman of the HDMA Foundation, which serves the healthcare industry by providing research and education focused on healthcare supply issues.

**Key Skills and Experience:**

Mr. Korman's qualifications to serve on the Viatris Board include, among others, his experience and expertise regarding public company management, the healthcare industry, global business, information security, risk oversight and compliance, and strategy and M&A.

| BOARD SKILL KEY | | | | | |
|---|---|---|---|---|---|
| | CEO Experience and Public Company Management | Corporate Governance/CSR | Finance, Accounting and Capital Markets | Healthcare Industry | Human Capital Management |
| | Global Business Experience | Information Security | Legal and Regulatory Oversight | Risk Oversight / Compliance | Strategy and M&A |

VIATRIS™

## Rajiv Malik



**Director since** 2020

**Age:** 61

**Board Committees:**
Science and Technology

**Other Public Company Boards:**
N/A

**Director and President**

Mr. Malik has served as Viatris' President and on the Viatris Board since the closing of the Combination on November 16, 2020. His responsibilities include the day-to-day operations of the Company, overseeing the Company's commercial business units, the Commercial Development, Medical, Information Technology and Quality functions, as well as Research and Development ("R&D") and Operations. He has also played a leading role in integrating the two legacy companies while stabilizing the business in its first two years of operation.

Previously, Mr. Malik served as President of Mylan from January 2012 until the closing of the Combination. His responsibilities with Mylan included leading the company's global commercial, scientific, operational, information technology and business development activities in more than 165 countries and territories. In addition, he oversaw the operations that managed a portfolio of more than 7,500 products, a pipeline of approximately 1,200 products and more than 40 manufacturing facilities around the world. He also served on the Mylan Board from 2012 until the closing of the Combination. Mr. Malik also held various senior roles at Mylan, including Executive Vice President and Chief Operating Officer from July 2009 to December 2012, and head of Global Technical Operations from January 2007 to July 2009. Prior to joining Mylan in January 2007, Mr. Malik served as Chief Executive Officer of Matrix Laboratories Limited (now Mylan Laboratories Limited) from July 2005 to June 2008. Prior to joining Matrix, he served as Head of Global Development and Registrations for Sandoz GmbH from September 2003 to July 2005, and as Head of Global Regulatory Affairs and Head of Pharma Research for Ranbaxy from October 1999 to September 2003.

**Key Skills and Experience:**

Mr. Malik's qualifications to serve on Viatris' Board include, among others, his knowledge and experience regarding public company management, the healthcare industry, human capital management including oversight of diversity, equity and inclusion, global business, legal and regulatory oversight, and strategy and M&A.

## Richard A. Mark, C.P.A.



**Director since** 2020

**Age:** 69

**Board Committees:**
Audit; Finance; Risk Oversight

**Other Public Company Boards:**
Goldman Sachs BDC, Inc.

**Independent Director**

Mr. Mark has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Mark currently serves on the board of directors of Goldman Sachs BDC, Inc. ("GSBDC") (NYSE: GSBD), Goldman Sachs Private Credit Fund, LLC, and Goldman Sachs Middle Market Lending Corp. II, chairing their Audit Committees and serving on their Compliance, Contract Review, and Governance and Nominating Committees. He previously served as a Director of Mylan from 2019 until the closing of the Combination, most recently serving on the Audit and Finance Committees. Previously, Mr. Mark served on the board of directors of Goldman Sachs Middle Market Lending Corp. prior to its merger with GSBDC in October 2020, most recently chairing its Audit Committee and serving on its Compliance, Governance and Nominating, and Contract Review Committees. Mr. Mark also was a Partner with Deloitte & Touche LLP ("Deloitte") from June 2002 to May 2015, most recently leading the advisory corporate development function. Prior to joining Deloitte, Mr. Mark held various positions with Arthur Andersen & Co., including Audit Partner. Mr. Mark also served from July 2015 until August 2016 as Chairman of the board of directors and as a member of the Audit Committee of Katy Industries, Inc., a manufacturer, importer and distributor of commercial cleaning and consumer storage products. He also served on the board of directors of Cadence Health from 1993 until its acquisition by Northwestern Memorial Healthcare ("Northwestern") in September 2014. Following the acquisition of Cadence Health, Mr. Mark was a Director of Northwestern from September 2014 to August 2015, serving on its Executive and Nominating and Governance committees. Mr. Mark also serves as a Director and a member of the Finance Committee of Home Centered Care Institute, a not-for-profit corporation, which provides medical care to medically complex patients who are either homebound or home-limited. Until December 2021, Mr. Mark served as a Director of Almost Home Kids, a not-for-profit corporation affiliated with Lurie Children's Hospital of Chicago, a provider of transitional care to children with complicated health needs, training for their families, and respite care.

**Key Skills and Experience:**

Mr. Mark's qualifications to serve on the Viatris Board include, among others, his experience and expertise regarding public company management, corporate governance, finance, the healthcare industry, global business, information security, risk oversight and compliance, and strategy and M&A.

| BOARD SKILL KEY | | | | | |
|---|---|---|---|---|---|
| | CEO Experience and Public Company Management | Corporate Governance/CSR | Finance, Accounting and Capital Markets | Healthcare Industry | Human Capital Management |
| | Global Business Experience | Information Security | Legal and Regulatory Oversight | Risk Oversight / Compliance | Strategy and M&A |

## Directors Whose Terms Expire in 2023

Set forth below is information regarding each continuing Director and information about his or her specific experience, qualifications, attributes or skills that led the Board to conclude that he or she should serve as a Director of the Company.

## Class I Directors

### Neil Dimick, C.P.A.*



**Director since** 2020

**Age:** 73

**Board Committees:**
Audit (Chair); Compensation; Executive; Finance

**Other Public Company Boards:**
Resources Connection, Inc.

**Independent Director**

Mr. Dimick has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Dimick has served on the board of directors of Resources Connection, Inc. (NASDAQ: RECN) since November 2003, and chairs its Audit Committee and serves on its Compensation Committee. Mr. Dimick previously served as a Director of Mylan from 2005 until the closing of the Combination, most recently chairing the Audit Committee and serving as a member of the Executive, Finance, and Risk Oversight Committees. Mr. Dimick served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation (NYSE: ABC), a wholesale distributor of pharmaceuticals, from 2001 to 2002. From 1992 to 2001, he was Senior Executive Vice President and Chief Financial Officer of Bergen Brunswig Corporation, a wholesale drug distributor. Prior to that, Mr. Dimick was a Partner with Deloitte for eight years. Mr. Dimick also served on the boards of directors of WebMD Health Corp. from 2005 to September 2017; Alliance HealthCare Services, Inc. from 2002 to August 2017; and Thoratec Corporation from 2003 to October 2015.

**Key Skills and Experience:**

Mr. Dimick's qualifications to serve on the Viatris Board include, among others, his experience and expertise regarding public company management, corporate governance, finance, the healthcare industry, global business, information security, risk oversight and compliance, and strategy and M&A.

* C.P.A. distinction is "inactive" status.

### Michael Goettler



**Director since** 2020

**Age:** 55

**Board Committees:**
Science and Technology

**Other Public Company Boards:**
N/A

**Director and CEO**

Mr. Goettler has served as Viatris' CEO and on the Viatris Board since the closing of the Combination on November 16, 2020. His responsibilities include leading the overall performance of the Company and executing on the strategies developed in collaboration with the Executive Chairman and the Board, among other responsibilities.

From January 2019 until the closing of the Combination, Mr. Goettler was the Group President of Pfizer's Upjohn division, where his responsibilities included leading the division's performance and strategy, including commercial, R&D, operations and enabling functions. From July 2018 until December 2018, Mr. Goettler served as Executive Vice President, Established Products Division, which subsequently became Upjohn. Mr. Goettler also served as Global President of Pfizer Inflammation & Immunology from January 2018 until June 2018; Global President of Pfizer's Rare Disease Business from January 2016 until December 2017; Global Commercial Officer, Senior Vice President for Pfizer's Global Innovative Pharma Business from January 2014 until December 2015; and Regional President, Europe for Pfizer Specialty Care and Chair of the European Management Team from June 2012 until December 2013.

From 2015 until 2020, Mr. Goettler served on the board of directors of Population Services International, a global organization dedicated to improving the health of people in the developing world. Since 2019, Mr. Goettler has been a member of the Tsinghua School of Pharmacy Advisory Board.

**Key Skills and Experience:**

Mr. Goettler's qualifications to serve on the Viatris Board include, among others, his experience and expertise regarding public company management, corporate governance, finance, the healthcare industry, human capital management including oversight of diversity, equity and inclusion, global business, and strategy and M&A.

| BOARD SKILL KEY | | | | | |
|---|---|---|---|---|---|
| | CEO Experience and Public Company Management | Corporate Governance/CSR | Finance, Accounting and Capital Markets | Healthcare Industry | Human Capital Management |
| | Global Business Experience | Information Security | Legal and Regulatory Oversight | Risk Oversight / Compliance | Strategy and M&A |

VIATRIS™

## Ian Read



**Director since** 2020

**Age:** 69

**Board Committees:**
Compliance; Science and Technology (Chair)

**Other Public Company Boards:**
Population Health Investment Co. Inc.

**Director**

Mr. Read has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Read also has served as Operating Executive of The Carlyle Group's (NASDAQ: CG) Global Healthcare Group since January 2020, where he advises on growth strategies, leadership, talent development, effective operations, and risk management. Mr. Read is the co-founder of Population Health Investment Co. Inc. (NASDAQ: PHIC), serving as that company's Executive Chairman since November 2020. In September 2020, Mr. Read became the Chairman of the supervisory board of avateramedical N.V., a private financial holding company that focuses on investments in and start-ups of medical technology companies. He also serves as an advisory board member of Tennor Holding B.V., avateramedical's largest shareholder. Mr. Read has served as chairman of the board of directors of TriNetX, LLC, a private company that is a global health research network, since February 2021. In addition, Mr. Read was appointed the chairman of the board of directors of Areteia Therapeutics, Inc., a private biotechnology company, in September 2022. Mr. Read most recently served as Chairman of DXC Technology (NYSE: DXC) from February 2020 until his retirement from this board in June 2022 and as Lead Independent Director of Kimberly-Clark Corporation's (NYSE: KMB) board of directors, serving on that company's Management Development & Compensation and Nominating and Corporate Governance Committees until his retirement from this board in April 2022. Mr. Read previously held several positions at Pfizer between 1978 and 2019, including Executive Chairman from January 2019 until December 2019 and Chief Executive Officer from December 2010 until December 2018. He served as Chairman of Pfizer's board of directors from December 2011 to December 2018.

**Key Skills and Experience:**

Mr. Read's qualifications to serve on the Viatris Board include, among others, his experience and expertise regarding public company management, corporate governance, finance, the healthcare industry, human capital management, global business, risk oversight and compliance, and strategy and M&A.

## Pauline van der Meer Mohr



**Director since** 2020

**Age:** 62

**Board Committees:**
Compensation; Compliance; Risk Oversight

**Other Public Company Boards (outside the U.S.):**
ASM International N.V.
Koninklijke Ahold Delhaize N.V.

**Independent Director**

Ms. van der Meer Mohr has served on the Viatris Board since the closing of the Combination on November 16, 2020. In April 2022, Ms. van der Meer Mohr became a member of the supervisory board of Koninklijke Ahold Delhaize N.V. (AMS: AD) and currently serves as Chair of its Remuneration Committee and a member of its Audit Committee. In September 2021, she became a member of the supervisory board of ASM International N.V. (AMS: ASMIY) and in April 2022 was appointed as Chairperson of the Supervisory Board and is a member of that company's Nomination, Selection and Remuneration Committee. Beginning in January 2023, she will serve on the Supervisory Board of Nationale-Nederlanden N.V. (AMS: NN), an international financial services company, after her election in May 2022. Ms. van der Meer Mohr most recently served as a Director of HSBC Holdings plc (LON: HSBA), chairing that company's Group Remuneration Committee and serving as a member of its Group Audit Committee and Nomination & Corporate Governance Committee, until her retirement from this board in April 2022. From 2011 to May 2021, she was also a member of the supervisory board of Royal DSM N.V. (AMS: DSM), most recently serving as Deputy Chair, chairing its Remuneration Committee and serving on its Nomination Committee. She is also a member of the supervisory board of EY Netherlands LLP, currently serving as Chair. Ms. van der Meer Mohr also serves as the Chair of the Dutch Corporate Governance Code Monitoring Committee and as Chair of the Appointment Advisory Committee for the President of the Supreme Court of the Netherlands, and she is a member of the Capital Markets Committee of the Dutch Authority for Financial Markets. Previously, Ms. van der Meer Mohr served on the board of directors of Mylan from 2018 until the closing of the Combination, where she most recently served on the Compensation and Risk Oversight Committees. She also served on the supervisory board of ASML Holding N.V. (NASDAQ and AMS: ASML) from 2009 until April 2018, and as President of the executive board of Erasmus University in Rotterdam from 2010 to 2016. Ms. van der Meer Mohr began her career in the legal profession and previously held several legal and management positions at Royal Dutch Shell Group from 1989 to 2004. In 2004, she was appointed Group Human Resources Director at TNT N.V., now known as PostNL (AMS: PNL), before becoming Senior Executive Vice President and Head of Group Human Resources at ABN AMRO NV in 2006. She served as a member of the Dutch Banking Code Monitoring Commission in the Netherlands from 2010 to 2013, and began her own human capital consulting firm in 2008.

**Key Skills and Experience:**

Ms. Van der Meer Mohr's qualifications to serve on the Viatris Board include, among others, her experience and expertise regarding public company management, corporate governance, finance, human capital management including oversight of diversity, equity and inclusion, global business, information security, legal and regulatory oversight, risk oversight and compliance, and strategy and M&A.

| BOARD SKILL KEY | | | | | |
|---|---|---|---|---|---|
| | CEO Experience and Public Company Management | Corporate Governance/CSR | Finance, Accounting and Capital Markets | Healthcare Industry | Human Capital Management |
| | Global Business Experience | Information Security | Legal and Regulatory Oversight | Risk Oversight / Compliance | Strategy and M&A |

## Class III Directors

### Robert J. Coury



**Director since** 2020

**Age:** 61

**Board Committees:**
Executive (Chair)

**Other Public Company Boards:**
N/A

**Executive Chairman**

Mr. Coury has served as Viatris' Executive Chairman since the closing of the Combination on November 16, 2020. Mr. Coury leads the Viatris Board; oversees the strategic direction of the Company with the Board and in collaboration with executive management; advises the management team as they execute on the Company's strategy to drive value creation and to otherwise unlock value; oversees management's execution of the business strategies approved by the Board; oversees executive talent management; and ensures robust engagement with shareholders and other key stakeholders, among other responsibilities.

Mr. Coury most recently served as Executive Chairman of Mylan. During his tenure with Mylan, Mr. Coury's strategic vision led to the creation of a strong foundation for Viatris. Under Mr. Coury's leadership, Mylan grew from the third-largest generics pharmaceutical company in the United States to one of the largest pharmaceutical companies in the world, earning spots in both the S&P 500 and, prior to Mylan's reincorporation outside of the United States in 2015, the Fortune 500.

Mr. Coury was first elected to Mylan's Board of Directors (the "Mylan Board") in February 2002, having served since 1995 as a strategic advisor to the company. He became the Vice Chairman shortly after his election and served as Chief Executive Officer from September 2002 until January 2012. He then served as Executive Chairman from 2012 until he became non-executive Chairman in June 2016. As Executive Chairman between 2012 and 2016, Mr. Coury's primary responsibilities were similar to those noted above. As non-executive Chairman, Mr. Coury continued to provide the overall strategic leadership for Mylan and was directly involved in shareholder engagement and material transactions involving Mylan, as well as in other matters considered significant by Mylan's Board. The Mylan Board reappointed Mr. Coury as Executive Chairman in April 2020. In that role, Mr. Coury's responsibilities were similar to his current responsibilities, and he provided leadership and strategic direction in navigating the unique challenges posed to Mylan and the pharmaceutical industry by the COVID-19 pandemic and oversight of work related to the Combination.

Mr. Coury is the founder and president of the Robert J. Coury Family Foundation, which is a private foundation formed to help support his philanthropic efforts and his mission of giving back. He has served as a member of the University of Southern California President's Leadership Council since 2014. Mr. Coury also serves on the Goldman Sachs Healthcare Advisory Council.

**Key Skills and Experience:**

Mr. Coury's qualifications to serve on the Viatris Board include, among others, his unique strategic vision, leadership, extensive knowledge of the industry and the Company and its management and businesses around the world, demonstrated outstanding business acumen, proven ability to proactively anticipate and respond to opportunities and challenges, and strong business judgment.

| BOARD SKILL KEY | | | | | |
|---|---|---|---|---|---|
| | CEO Experience and Public Company Management | Corporate Governance/CSR | Finance, Accounting and Capital Markets | Healthcare Industry | Human Capital Management |
| | Global Business Experience | Information Security | Legal and Regulatory Oversight | Risk Oversight / Compliance | Strategy and M&A |

VIATRIS™

## JoEllen Lyons Dillon



**Director since** 2020

**Age:** 59

**Board Committees:**
Audit; Compliance; Executive; Governance and Nominating (Chair)

**Other Public Company Boards:**
World Wrestling Entertainment, Inc.

**Independent Director**

Ms. Dillon has served on the Viatris Board since the closing of the Combination on November 16, 2020. Ms. Dillon became a member of the board of directors of World Wrestling Entertainment, Inc. (NYSE: WWE), an integrated media and entertainment company, in September 2022. Ms. Dillon served as a Director of Mylan from 2014 until the closing of the Combination, most recently chairing the Compensation and Governance and Nominating Committees, and serving as a member of the Audit, Compliance and Executive Committees. She served from March 2013 to August 2017 as an executive officer of The ExOne Company, a global provider of three-dimensional printing machines and services. She was promoted to Executive Vice President in December 2014, adding to her original duties as Chief Legal Officer and Corporate Secretary. She held responsibilities for, among other things, capital markets development, corporate strategic planning, human resources, global compliance, investor relations, and international business development within Europe and Asia. Previously, Ms. Dillon had an almost 25-year legal career in corporate mergers and acquisitions and securities, where she represented both public and private companies in a variety of complex matters. She was a Partner with Reed Smith LLP, a law firm, from 2002 until 2011. She previously had been at the law firm Buchanan Ingersoll & Rooney PC from 1988 until 2002, where she became a Partner in 1997. Ms. Dillon previously served as a member of the board of trustees of the Allegheny District chapter of the National Multiple Sclerosis Society and served as Chair and Audit Committee chair.

**Key Skills and Experience:**

Ms. Dillon's qualifications to serve on the Viatris Board include, among others, her experience and expertise regarding public company management, corporate governance, finance, global business, human capital management including oversight of diversity, equity and inclusion, legal and regulatory oversight, risk oversight and compliance, and strategy and M&A.

## Melina Higgins



**Director since** 2020

**Age:** 55

**Board Committees:**
Compensation (Chair); Executive, Finance (Chair); Governance and Nominating

**Other Public Company Boards:**
Genworth Financial Inc.

**Independent Director**

Ms. Higgins has served on the Viatris Board since the closing of the Combination on November 16, 2020. In May 2021, Ms. Higgins became the nonexecutive Chair of the board of directors of Genworth Financial Inc. (NYSE: GNW) ("Genworth"), an insurance company. She has been a member of Genworth's board since September 2013 and serves on its Audit and Management Development & Compensation Committees. From March to December 2021 until the completion of its merger with Virgin Orbit Holdings, Inc., Ms. Higgins served on the board of NextGen Acquisition Corp. II, a special purpose acquisition company, chairing its Nominating and Corporate Governance Committee and serving on its Audit and Compensation Committees. In January 2016, Ms. Higgins became non-executive Chair of the board of directors of Antares Midco Inc., a private company that provides financing solutions for middle market, private equity-backed transactions. Ms. Higgins served as a Director of Mylan from 2013 to the closing of the Combination, most recently chairing the Finance Committee and serving on the Audit, Compensation, and Executive Committees. She previously held senior roles of increasing responsibility at The Goldman Sachs Group, Inc. (NYSE: GS), a global investment banking, securities and investment management firm, including Partner and Managing Director, from 1989 to 1992 and 1994 to 2010. Ms. Higgins served as a member of Goldman's Investment Committee of the Principal Investment Area, which oversaw and approved global private equity and private debt investments. She also served as Head of the Americas for Private Debt and as co-Chairperson of the Investment Advisory Committee for GS Mezzanine Partners funds. Ms. Higgins is a member of the Women's Leadership Board of Harvard University's John F. Kennedy School of Government.

**Key Skills and Experience:**

Ms. Higgins' qualifications to serve on the Viatris Board include, among others, her experience and expertise regarding corporate governance, finance, global business, human capital management including oversight of diversity, equity and inclusion, risk oversight and compliance, and strategy and M&A.

| BOARD SKILL KEY | | | | | |
|---|---|---|---|---|---|
| | CEO Experience and Public Company Management | Corporate Governance/CSR | Finance, Accounting and Capital Markets | Healthcare Industry | Human Capital Management |
| | Global Business Experience | Information Security | Legal and Regulatory Oversight | Risk Oversight / Compliance | Strategy and M&A |

## James M. Kilts



**Director since** 2020

**Age:** 74

**Board Committees:**
Compensation; Finance

**Other Public Company Boards:**
Advantage Solutions Inc.
The Simply Good Foods Company

**Independent Director**

Mr. Kilts has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Kilts is a founding Partner of Centerview Capital, a private equity firm, and currently serves as Lead Director of Advantage Solutions Inc. (NASDAQ: ADV) and previously served as non-executive Chairman beginning in October 2020 following that company's combination with Conyers Park II Acquisition Corp., where he served as Executive Chairman from May 2019. Since August 2021, Mr. Kilts has served as co-Chief Executive Officer of Conyers Park III Acquisition Corp. (NASDAQ: CPAAU, CPAA, CPAAW), a special purpose acquisition company. He has served as Chairman of The Simply Good Foods Company (NASDAQ: SMPL) since 2017, and serves on that company's Nominating and Corporate Governance Committee. Since 2006, Mr. Kilts has been a Director and Member of Centerview Capital Holdings LLC. Previously, Mr. Kilts served as a Director of Unifi Inc. (NYSE: UFI) from 2016 until his retirement from this board in July 2022, and most recently served on that company's Compensation Committee; served on the board of directors of Pfizer from 2007 until the closing of the Combination, where he most recently served on the Compensation Committee; MetLife, Inc. (NYSE: MET) from 2005 until June 2020, where he most recently chaired the Compensation Committee and was a member of the Governance and Corporate Responsibility Committee; The Procter & Gamble Company (NYSE: PG) from 2005 to 2006; as Chairman of Conyers Park Acquisition Corporation from its formation in April 2016 until its merger with The Simply Good Foods Company in July 2017; as a non-executive Director of Nielsen Holdings plc (NYSE: NLSN) from 2006 until 2017, Chairman of Nielsen Holdings from 2011 until 2013, and Chairman of Nielsen Company B.V. from 2009 until 2014; and as a Director of MeadWestvaco Corporation from 2006 until 2014. Mr. Kilts also served as Chairman and Chief Executive Officer of The Gillette Company from 2001 to 2005 and President from 2003 to 2005, and as President and Chief Executive Officer of Nabisco Group Holdings Corporation from 1998 until its acquisition in 2000. Mr. Kilts also serves on the board of directors of the Cato Institute; as a Life Trustee of Knox College; on the board of trustees of the University of Chicago; and as a life member of the Advisory Council of the University of Chicago Booth School of Business.

**Key Skills and Experience:**

Mr. Kilts' qualifications to serve on the Viatris Board include, among others, his experience and expertise regarding public company management, corporate governance, finance, the healthcare industry, human capital management including oversight of diversity, equity and inclusion, global business, and strategy and M&A.

## Mark W. Parrish



**Director since** 2020

**Age:** 67

**Board Committees:**
Audit; Compliance (Chair); Executive; Governance and Nominating

**Other Public Company Boards:**
Omnicell, Inc.

**Lead Independent Director and Vice Chairman**

Mr. Parrish has served as the Lead Independent Director and Vice Chairman of the Viatris Board since the closing of the Combination on November 16, 2020. He served as Chief Executive Officer of TridentUSA Health Services ("TridentUSA"), a provider of mobile X-ray and laboratory services to the long-term care industry, from 2008 to August 2018, and as Executive Chairman from 2008 to 2013. From August 2018 to September 2019, he served as Executive Chairman of TridentUSA. In February 2019, TridentUSA filed for protection under Chapter 11 of the U.S. Bankruptcy Code and emerged from bankruptcy in September 2019. Since January 2013, Mr. Parrish has served on the board of directors of Omnicell, Inc. (NASDAQ: OMCL), a company that specializes in healthcare technology, and serves on its Audit and Compensation Committees; since May 2019, he has served on the board of directors, and is the Chairman of the Audit Committee, of Comprehensive Pharmacy Services, a private company that specializes in the outsourcing of hospital pharmacies; and since February 2022 has served on the board of directors of Safecor Health, LLC, a private limited liability company that provides unit dose drug packaging services to hospitals and long-term care facilities. Mr. Parrish served as a Director of Mylan from 2009 until the closing of the Combination, most recently serving as Lead Independent Director and Vice Chairman and as Chair of the Compliance Committee and member of the Audit, Executive, Governance and Nominating, and Risk Oversight Committees; Silvergate Pharmaceuticals, a private company that develops and commercializes pediatric medications, from 2013 until June 2019; and Golden State Medical Supply, a private company that specializes in meeting unique labeling and sizing needs and pharmaceutical packaging, serialization and distribution, from May 2014 until August 2019, when it was acquired by Court Square. From 1993 to 2007, Mr. Parrish held management roles of increasing responsibility with Cardinal Health Inc. (NYSE: CAH) and its affiliates, including Chief Executive Officer of healthcare supply chain services, from 2006 to 2007. Mr. Parrish serves as president of the International Federation of Pharmaceutical Wholesalers, an association of pharmaceutical wholesalers and pharmaceutical supply chain service companies, and as senior adviser to Frazier Healthcare Ventures, a healthcare-oriented growth equity firm.

**Key Skills and Experience:**

Mr. Parrish's qualifications to serve on the Viatris Board include, among others, his experience and expertise regarding public company management, corporate governance, the healthcare industry, human capital management including oversight of diversity, equity and inclusion, global business, information security, risk oversight and compliance, and strategy and M&A.

| BOARD SKILL KEY | | | | | |
|---|---|---|---|---|---|
| | CEO Experience and Public Company Management | Corporate Governance/CSR | Finance, Accounting and Capital Markets | Healthcare Industry | Human Capital Management |
| | Global Business Experience | Information Security | Legal and Regulatory Oversight | Risk Oversight / Compliance | Strategy and M&A |

VIATRIS™

### Director Independence

Viatris' Board has determined that Mr. Cornwell, Ms. Dillon, Mr. Dimick, Ms. Higgins, Mr. Kilts, Mr. Korman, Mr. Mark, Mr. Parrish, and Ms. van der Meer Mohr are independent Directors under the applicable NASDAQ listing rules. In making these determinations, the Board considered, with respect to Mr. Cornwell's independence, that Mr. Cornwell's son is a partner of PJT Partners ("PJT"), which served as a financial advisor to Mylan in connection with the Combination; PJT also served as Viatris' financial advisor in connection with the pending transaction between Viatris and Biocon Biologics ("Biocon Biologics"), a majority owned subsidiary of Biocon Limited, pursuant to which Viatris will contribute its biosimilar portfolio to Biocon Biologics ("Biocon Biologics Transaction"). Mr. Cornwell's son was not involved in PJT's work related to either the Combination or the Biocon Biologics Transaction. With respect to Mr. Korman's independence, the Board considered (a) Mr. Korman's past employment by Mylan Inc. from 1996 through July 2014 and his prior consulting services for Mylan Inc. from July 2014 to July 1, 2015 and (b) that Mr. Korman's son had a paid internship with a Mylan subsidiary during the summer of 2019. With respect to Mr. Mark, the Board considered his prior service as a partner at Deloitte, Viatris' independent registered public accounting firm. The Board determined that any such past arrangements, transactions or relationships would not interfere with the exercise of independent judgment by Mr. Cornwell, Mr. Korman or Mr. Mark in carrying out his respective responsibilities as a Director of Viatris.

Messrs. Coury, Goettler, Malik, and Read are not independent Directors under applicable NASDAQ listing rules.

## How Our Board Governs and Is Governed

### Viatris' Board Structure

As set forth in our Amended and Restated Bylaws (the "Bylaws"), the Company has a majority vote standard for director elections in the event of an uncontested election and a plurality standard in the event of a contested election. The Bylaws also provide that if a nominee for Director who is an incumbent is not elected and no successor has been elected at such meeting, the Director shall promptly tender his or her irrevocable resignation to the Board, such resignation to be effective upon acceptance by the Board.

In connection with the Combination, Mylan and Pfizer agreed that the Viatris Board would be classified for three years with respect to the time for which Directors hold office (designated as Class I, Class II and Class III). The first term of office of the Class I Directors expired as of the date of the 2021 annual meeting of shareholders (the "2021 Annual Meeting"). At the 2021 Annual Meeting, each Class I Director was re-elected to serve as a Director until the Company's 2023 annual meeting of shareholders. The first term of office of the Class II Directors expires as of the date of the 2022 Annual Meeting and the first term of office of the Class III Directors expires as of the date of the 2023 annual meeting of shareholders. At the 2022 Annual Meeting, the Class II Directors are being submitted for election for a term of office to expire at the 2023 annual meeting of shareholders. Commencing with the 2023 annual meeting of shareholders and at all subsequent annual meetings of shareholders, all Directors will be submitted for election at each annual meeting of shareholders. Neil Dimick, Michael Goettler, Ian Read, and Pauline van der Meer Mohr are in Class I; W. Don Cornwell, Harry A. Korman, Rajiv Malik, and Richard A. Mark are in Class II; and Robert J. Coury, JoEllen Lyons Dillon, Melina Higgins, James M. Kilts, and Mark W. Parrish are in Class III. In addition, the parties to the Combination determined prior to closing that the Viatris Board would consist of 13 members as of the closing of the Combination: Robert J. Coury, Michael Goettler, three persons designated by Pfizer (W. Don Cornwell, James M. Kilts and Ian Read) and eight persons designated by Mylan (the other current Directors of the Company).

The members of the Board collectively have expertise in developing and overseeing strategies in the context of a complex and rapidly changing environment, as well as a deep understanding of the management team and culture of the Company, our global platforms, the healthcare systems in which we operate, and the opportunities and challenges facing the Company around the world. Our Board members have key skills and experience including with respect to CEO experience and public company management; corporate governance and CSR; finance, accounting and capital markets; global business experience; healthcare industry; human capital management, including but not limited to diversity, equity and inclusion; information security; legal and regulatory oversight; risk oversight and compliance; and strategy and M&A, among many other areas. We are confident that the collective experience and expertise of our Directors enables the Board to effectively guide and oversee the management team.

The Board believes it should have the flexibility to select the structure of Board leadership best suited to meet the needs of the Company and our shareholders, including based on the particular opportunities, circumstances, or challenges confronting the Board and the Company at any given time. Accordingly, our governance documents provide the Board with the flexibility to select the most appropriate Board leadership structure. This flexibility benefits the Company and its shareholders because the Board is best positioned to evaluate the optimal leadership structure for the Company based upon the Company's leadership team, strategy, challenges, and opportunities over time.

Considering the current opportunities and circumstances facing the Company, including but not limited to, the current economic environment, the Company's focus on integrating the Mylan and Upjohn businesses, and the continuing development and execution of our previously announced global reshaping initiative, the Board has determined that its current leadership structure — which separates the Executive Chairman, Lead Independent Director and Vice Chairman, CEO, and President roles, along with a strong, independent majority of Directors — enables it to best oversee and empower the management team and is optimal for Viatris and its shareholders and other stakeholders.

In particular, the Board believes that its current leadership structure – which separates the CEO and Chairman positions — enables our Executive Chairman to lead the Board and oversee the strategic direction of the Company in collaboration with executive management, and our Chief Executive Officer to lead the overall operation of the Company and execute on the Company's strategy. For instance, among other things, the Executive Chairman leads Company strategy on certain highly complex matters and strategic initiatives, including significant M&A activity, management and development of senior executives, and engagement with shareholders and other key stakeholders, and our CEO is tasked with building and enhancing the Company's commercial excellence and executing on its strategy to increase access to medicines and services through the Global Healthcare Gateway®. The Board also believes that the current separation of the Chairman and Chief Executive Officer roles provides a clear delineation of responsibilities for each position and fosters greater accountability of management, which is particularly critical given our focus on integration, execution and results, and our reshaping initiatives, while the Lead Independent Director provides leadership for independent oversight of management and the Company. The Board further believes it is valuable for Mr. Coury to serve as Executive Chairman because his familiarity with and knowledge of our Company and business is unmatched. With over 20 years of experience at Mylan and now Viatris, Mr. Coury is uniquely positioned to lead the Board and oversee the Company's strategic direction in collaboration with the Board and executive management. In particular, the Board strongly believes that the separation of the Chairman and Chief Executive Officer roles has played, and continues to play, a vital role in the significant progress we have made in integrating Upjohn and Mylan, including capturing approximately $500 million in cost synergies in 2021 and remaining on track to both exit the remaining Pfizer TSAs by the end of the year and to realize at least $1 billion of cost synergies by the end of 2023.

Our current Board leadership structure is designed to meet the unique business needs of the Company and to build on the strengths of our Board. Since the Chairman of the Board currently is not an independent Director, the Corporate Governance Guidelines require the independent Directors to select a Lead Independent Director who also serves as Vice Chairman and is vested with the significant responsibilities set forth below. Mr. Parrish is the Lead Independent Director and Vice Chairman of the Board, with key areas of expertise and experience (including, among others, public company management, corporate governance, the healthcare industry, human capital management including, but not limited to oversight of diversity, equity and inclusion, global business, information security, risk oversight, and strategy and M&A) that help enhance the Board's oversight of the management team and the Company.

The responsibilities of the Lead Independent Director are robust and include:

- presiding over executive sessions of the independent Directors,
- calling meetings of the independent Directors,
- consulting with the Executive Chairman regarding Board meeting schedules, agendas, and information sent to the Board and separately approving those items, and
- serving as a liaison between the Executive Chairman and independent Directors.

The Lead Independent Director, as Vice Chairman, also presides at all meetings of the Board at which the Executive Chairman is not present and serves on the Executive Committee. The Executive Chairman and the Lead Independent Director serve as point persons for shareholders wishing to communicate to the Board.

The Board and independent Directors have elected, upon the recommendation of the Governance and Nominating Committee, the Executive Chairman and Lead Independent Director, respectively. As part of its 2021 annual self-evaluation, Directors expressed that the Lead Independent Director and Executive Chairman continue to work well together and in doing so provide strong leadership to the Board and the Company.

The Board has also adopted the corporate governance policies and practices set forth below that promote a strong and effective Board that provides independent oversight.

Among the factors that demonstrate the Board's commitment to good governance practices and enable it to provide highly effective oversight and direction are:

- 9 out of 13 Directors are independent;
- The responsibilities of the Lead Independent Director (as set forth on page 22), which provide and promote effective, independent Board oversight;
- The Audit, Compensation, Finance, Governance and Nominating, and Risk Oversight Committees are composed entirely of independent Directors (as defined in the applicable NASDAQ listing rules and applicable SEC rules), and Board approval of any appointment of members to the Audit, Compensation, Compliance, Governance and Nominating, and Risk Oversight Committees must include an affirmative vote by at least a majority of the independent Directors;
- The Board operates pursuant to Corporate Governance Principles, which are reviewed by the Governance and Nominating Committee at least annually;
- The Executive Chairman possesses deep knowledge of our management, business, and the healthcare industry, and he fosters a culture of robust Board engagement, interaction, and oversight;
- The members of the Board have collective experience overseeing each of Mylan and Upjohn, which helps support the integration of the two businesses and provides the Board with a strong understanding of the opportunities and challenges facing the Company;
- All Board committees operate pursuant to written charters and conduct annual self-assessments;
- The Risk Oversight Committee assists the Board in its oversight of management's efforts with respect to the Company's enterprise risk framework, infrastructure and controls, and CSR matters. The Committee receives reports, including with respect to related risks, risk management, and relevant legislative, regulatory, and technical developments, from senior management on data security, cybersecurity, information security-related matters, CSR, certain litigation-related topics and other topics on at least a quarterly basis. The Board and its other committees also have important roles in the oversight of risk as described in more detail in "Risk Oversight" beginning on page 29;
- The independent Directors on the Viatris Board and its committees receive extensive information and input from multiple layers of management and external advisors, engage in detailed discussion and analysis regarding matters brought before them (including in executive session), and actively engage in the development and approval of significant corporate strategies;
- The Viatris Board and its committees have full access to officers and employees of the Company; and
- The Viatris Board and its committees have the authority to select, retain, and supervise advisors as necessary to fulfill their mandates.

## Meetings of Viatris' Board

Viatris' Board met nine times in 2021. In addition to meetings of the Board, Directors attended meetings of individual Board committees of which they were members, and all Directors attended greater than 75% of the aggregate of Viatris Board meetings and meetings of the committees of which they were a member in 2021. From January 1, 2022 to October 24, 2022, the Viatris Board met five (5) times: all Directors attended more than 75% of the aggregate of Viatris Board meetings and meetings of the committees of which they were a member in 2022 through such date.

Viatris' Corporate Governance Principles require the independent Directors of the Board to meet in separate executive sessions periodically, and at least twice annually, during regularly scheduled meetings of the Board. The independent Directors of the Board met two (2) times in executive session in 2021 and four (4) times between January 1, 2022 and October 24, 2022, with Mr. Parrish presiding at those executive sessions.

Pursuant to our Corporate Governance Principles, Directors are expected to attend the annual meeting of shareholders of the Company, where practicable. Twelve members of the Board attended the 2021 Annual Meeting either in person or via remote communication (pursuant to which they were available to answer questions).

## Meetings of Viatris Board Committees

The committees of the Viatris Board include the Audit Committee, the Compensation Committee, the Compliance Committee, the Executive Committee, the Finance Committee, the Governance and Nominating Committee, the Risk Oversight Committee, and the Science and Technology Committee. Each committee operates pursuant to a written charter, a current copy of which, along with our Amended and Restated Certificate of Incorporation, Bylaws, and Corporate Governance Principles, is available on Viatris' website at https://www.viatris.com/en/About-Us/Corporate-Governance.

All members of the Audit, Compensation, Finance, Governance and Nominating, and Risk Oversight Committees, and a majority of the members of the Compliance Committee, are independent Directors, as defined in the applicable NASDAQ listing rules and applicable SEC rules, and all members of each of these committees are "Non-Employee Directors". Board approval of any Director appointment to the Audit, Compensation, Compliance, Governance and Nominating, and Risk Oversight Committees must include at least a majority of the independent Directors. The Viatris Board has determined that Mr. Dimick, the Chair of the Audit Committee, is an "audit committee financial expert", as that term is defined in the rules of the SEC.

Information regarding each of the committees is provided on the following pages, and pages 29 to 31 provide additional discussion of committee responsibilities with respect to risk oversight.

The table below provides the current membership (as of the date of this Proxy Statement) and meeting information for 2021 and 2022 (through October 24, 2022) for each Viatris Board committee held during each such period. In 2021, the committees collectively held 39 meetings and in 2022, the committees collectively held 25 meetings through October 24, 2022.

| Director | Audit | Compensation | Compliance | Executive | Finance | Governance and Nominating | Risk Oversight | Science and Technology |
|---|---|---|---|---|---|---|---|---|
| W. Don Cornwell | ✓ | | | | | | ✓ | |
| Robert J. Coury | | | | Chair | | | | |
| JoEllen Lyons Dillon | ✓ | | ✓ | ✓ | | Chair | | |
| Neil Dimick | Chair | ✓ | | ✓ | ✓ | | | |
| Michael Goettler | | | | | | | | ✓ |
| Melina Higgins | | Chair | | ✓ | Chair | ✓ | | |
| James M. Kilts | | ✓ | | | ✓ | | | |
| Harry A. Korman | | | ✓ | | | ✓ | Chair | ✓ |
| Rajiv Malik | | | | | | | | ✓ |
| Richard A. Mark | ✓ | | | | ✓ | | ✓ | |
| Mark W. Parrish | ✓ | | Chair | ✓ | | ✓ | | |
| Ian Read | | | ✓ | | | | | Chair |
| Pauline van der Meer Mohr | | ✓ | ✓ | | | | ✓ | |
| Meetings during 2021 | 8 | 6 | 4 | 2 | 6 | 4 | 5 | 4 |
| Meetings during 2022 | 7 | 3 | 3 | 1 | 3 | 3 | 3 | 2 |

## AUDIT COMMITTEE

**Members**
**Mr. Dimick (Chair)**
Mr. Cornwell
Ms. Dillon
Mr. Mark
Mr. Parrish

**The Audit Committee's key oversight responsibilities include, but are not limited to:**

- Integrity of the Company's financial statements and its accounting and financial reporting processes
- Effectiveness of the Company's internal control over financial reporting
- Qualifications, independence, and performance of the independent registered public accounting firm
- Services to be performed by, and fees payable to, the independent registered public accounting firm
- Internal Audit group
- Company processes and procedures related to risk assessment and risk management of financial and disclosure control-related, as well as SEC reporting-related, matters
- Related party transactions
- Company compliance with applicable legal and regulatory requirements (including U.S. federal securities laws) regarding the preceding matters
- Review of any critical audit matters identified by the independent registered public accounting firm in connection with its audit of the Company's annual financial statements

## COMPENSATION COMMITTEE

**Members**
**Ms. Higgins (Chair)**
Mr. Dimick
Mr. Kilts
Ms. van der Meer Mohr

**The Compensation Committee's key oversight responsibilities include, but are not limited to:**

- Executive Chairman, CEO, and senior management compensation, including the corporate goals and objectives relevant to such compensation
- Board and committee compensation
- Equity compensation plans in which Directors and/or executives participate
- Compensation and benefits-related disclosures in annual reports and proxy statements
- Reviewing the relationship between compensation policies and practices and the Company's risk management with respect to compensation-related matters
- From time to time reviewing reports from management regarding pay equity, human capital management and succession planning

## COMPLIANCE COMMITTEE

**Members**
**Mr. Parrish (Chair)**
Ms. Dillon
Mr. Korman
Mr. Read
Ms. van der Meer Mohr

**The Compliance Committee's key oversight responsibilities include, but are not limited to:**

- Chief Compliance Officer's implementation of the Company's corporate compliance program
- Making recommendations to the Board and/or management with respect to Viatris' corporate compliance program, the Code of Business Conduct and Ethics, and significant related global policies, such as anti-corruption and fair competition policies
- Reviewing significant global compliance-related policies implementing the Company's Code of Business Conduct and Ethics, or related to the operations of the Company's business and its mode or methods of doing business, including, for example, policies relating to pricing and/or commercialization of Company products and services
- Reviewing metrics used by management or requested by the Committee to provide insight into the status and efficacy of the corporate compliance program, including the Company's global compliance systems and organization
- Reviewing reports of significant actual and alleged violations of the Code of Business Conduct and Ethics, corporate policies and procedures, and applicable laws and regulations
- Reviewing checks and balances implemented by the Company designed to support and promote compliance with approved corporate policies, legal rules, and regulations
- Overseeing the Company's policies and procedures for corporate political and lobbying expenditures

## EXECUTIVE COMMITTEE

**Members**
**Mr. Coury (Chair)**
Ms. Dillon
Mr. Dimick
Ms. Higgins
Mr. Parrish

**The Executive Committee's key oversight responsibilities include, but are not limited to:**

- Assisting the Board in fulfilling its fiduciary responsibilities by exercising those powers of the Board not otherwise limited by a resolution of the Board or by law
- Strategic planning and additional oversight of strategy implementation

## FINANCE COMMITTEE

**Members**
**Ms. Higgins (Chair)**
Mr. Dimick
Mr. Kilts
Mr. Mark

**The Finance Committee's key oversight responsibilities include, but are not limited to:**

- Material mergers, acquisitions, and combinations with other companies
- Swaps and other derivatives transactions
- Establishment of credit facilities
- Potential financings with commercial lenders
- Issuance and repurchase of the Company's debt, equity, hybrid or other securities
- Capital structure, including dividend payments

## GOVERNANCE AND NOMINATING COMMITTEE

**Members**
**Ms. Dillon (Chair)**
Ms. Higgins
Mr. Korman
Mr. Parrish

**The Governance and Nominating Committee's key oversight responsibilities include, but are not limited to:**

- Corporate governance matters
- The nomination or re-nomination of Director candidates
- The Board's review and consideration of shareholder recommendations for, and nominations of, Director candidates
- The annual self-evaluation of the Board and its committees
- Director orientation and continuing education programs
- Evaluating Board composition with respect to director independence, skills, experience, expertise, diversity, and other factors
- Reviewing succession planning matters

## RISK OVERSIGHT COMMITTEE

**Members**
**Mr. Korman (Chair)**
Mr. Cornwell
Mr. Mark
Ms. van der Meer Mohr

**The Risk Oversight Committee's key oversight responsibilities include, but are not limited to:**

- Reviewing the enterprise risk framework, infrastructure, and controls implemented by management to help identify, assess, manage and monitor material risks
- Reviewing management's exercise of its responsibility to identify, assess and manage material risks not allocated to the Board or another committee, including, for example, data security programs and cybersecurity and information technology
- Management's efforts with respect to CSR matters
- Meeting with the Chairs of the other committees at least two times a year to discuss enterprise risk and related matters

## SCIENCE AND TECHNOLOGY COMMITTEE

**Members**
**Mr. Read (Chair)**
Mr. Goettler
Mr. Korman
Mr. Malik

**The Science and Technology Committee's key oversight responsibilities include, but are not limited to:**

- Reviewing the overall strategy and direction of the Company's R&D program
- Reviewing presentations regarding significant emerging scientific and technological developments relevant to Viatris

## Succession Planning and Board Refreshment

Viatris' Board, with the support of the Governance and Nominating Committee, seeks to identify a diverse talent pool of qualified candidates for consideration as part of the Board's refreshment and succession planning. The Board also seeks to combine the skills and experience of its long-standing Board members with fresh perspectives, insights, skills, and experiences of new members in support of its belief that it is important for Directors to represent diverse viewpoints and, further, that the personal backgrounds and qualifications of the Directors, considered as a group, should provide a composite mix of experience, knowledge and abilities. The Board is committed to fostering a culture of integrity, inclusion, dignity and mutual respect.

Viatris' Board and Governance and Nominating Committee evaluate Board composition with respect to, among other matters, director independence, skills, experience, expertise, diversity, and other factors to ensure that the Board remains well-qualified to provide effective oversight of the Company and management. The Board and the Governance and Nominating Committee consider Viatris' strategy, performance, operations, relevant industry and market conditions, and current and anticipated needs in terms of particular areas of experience and expertise (e.g., risk oversight, industry, science), among many other factors, to inform these refreshment practices and decisions. As we continue to evaluate Board composition, we also work to establish a pool of qualified potential candidates to support our continued refreshment efforts.

Reflecting the critical importance of senior leadership to the success of the Company and its overall business strategy, our Corporate Governance Principles provide that the Board will work with senior management to ensure that effective plans are in place for management succession. The Board's goal is to have a long-term and continuous program for effective senior leadership and succession as well as to have contingency plans in place for emergencies such as departure, death, or disability. The Board discusses succession planning regularly at scheduled meetings, including in executive session, as appropriate. These succession planning activities have been and may continue to be supported by independent third-party consultants.

Viatris' Board recently adopted a Diversity and Inclusion Policy, which formalizes the Board's ongoing commitment to fostering a culture of inclusion and seeking, supporting, valuing and leveraging diversity in the Board's composition, including a mix of nationalities, ethnicities, races, ages, and/or genders and seeking a diverse talent pool of Director candidates when considering the Board's refreshment and succession planning. The Board, in seeking candidates, reviews the principles of the policy and also asks its supporting search firms to provide candidates consistent with those principles.

## Annual Board and Committee Self-Evaluations

The Governance and Nominating Committee is responsible for overseeing the annual self-evaluation of the Board and its committees and, as part of those self-evaluations, engages an outside facilitator to lead the process. The self-evaluations are guided by use of a questionnaire, prepared by the outside facilitator, reviewed by the Governance and Nominating Committee and distributed to Directors in advance, which includes typical questions used to evaluate a board and its committees with appropriate tailoring for the Company. The questionnaire covers, among other topics: Board and committee composition and organization, including responsibilities and oversight assigned to each committee; diversity of the Board's membership; Board and committee leadership and management; Board responsibilities and oversight with respect to topics including, among others, strategic matters, succession planning, risk oversight, CSR and human capital management and diversity, equity and inclusion; Board and committee culture, administration and materials/resources; and Board, committee and director performance.

The outside facilitator presents a summary of the results to the Board for its review and discussion. Following the Board's review and discussion with the outside facilitator, the Board discusses potential action items.

## Setting and Overseeing Strategy

The Board actively discusses and determines the Company's strategies intended to unlock value for the Company and its shareholders and ensure the durability, sustainability, and stability of the business.

The Board's ongoing strategic planning and review under the leadership of the Executive Chairman, supports a diversified and differentiated portfolio that is not reliant on a single market or product, supporting patients' access to medicine across geographies and therapeutic areas and resulting in stable and durable cash flows despite evolving, challenging, and often unpredictable, market conditions. In 2021, the Board undertook a comprehensive strategic review of the Company, which culminated in the February 2022 announcement of several strategic priorities, including the Biocon Biologics Transaction and the items outlined below. The Company also delivered on several other key priorities as outlined in "Compensation Discussion and Analysis — Creating a New Kind of Healthcare Company" on page 41.

The Board is committed to overseeing continuing efforts to further unlock the value of our unique global platform and return capital to shareholders and to maintaining an ongoing dialogue with shareholders regarding a broad range of topics, including, among others, our differentiated strategy and business model; the Global Healthcare Gateway®; delevering strategies; governance; compensation; promoting sustainability; and further enhancing our efforts to advance our CSR performance.

In February 2022, the Company identified three strategic priorities:

### Unlock Trapped Value and Simplify the Business

Through an ongoing comprehensive strategic review, the Board has identified opportunities that it believes could generate significant proceeds, including through the divestment of assets that are non-core to the future of Viatris. For example, upon closing we expect the Biocon Biologics Transaction to enable the Company to unlock value while also creating what we expect to be a unique vertically integrated global biosimilars leader

VIATRIS™

Committed to Delivering Significant Shareholder Value

**Unique global platform**
Unparalleled global reach and global network with sustainable, diverse, and differentiated portfolio

**Performance-driven culture**
Focused on commercial execution, operational excellence, financial discipline, and corporate social responsibility

**Global Healthcare Gateway®**
innovative global infrastructure offers partners ready access to expanded markets as well as our organic development to fuel future growth

**Execution roadmap to optimize total shareholder return**
Right internal conditions to maximize value creation with clear execution plan and disciplined capital deployment

that is well-positioned to compete in today's environment. The Company expects to enter into additional transactions that will similarly maximize the value of other assets. With the continued guidance of the Board, Viatris expects to continue to evolve its operating model, removing inefficiency and complexity within its portfolio and simplifying the organization and reducing execution risk.

### Build a More Durable, Higher-Margin Portfolio

Viatris believes that the financial flexibility achieved from unlocking value through the divestment of other select assets will enable the Company to build a more durable higher-margin and broad portfolio characterized by additional investments in 505(b)(2)s and new chemical entities, globally defined key therapeutic areas (ophthalmology, gastrointestinal, and dermatology), and enhanced commercial and scientific capabilities.

### Enhance Financial Flexibility

Viatris believes its unlocking of value will further enhance the Company's financial flexibility by enabling the Company to accelerate deleveraging, to return capital to shareholders through the potential for share repurchases and further dividend growth and to evaluate incremental development investments in the future, along with engaging in targeted business development activities.

## Risk Oversight

Viatris operates in a complex and rapidly changing environment that involves many potential risks. In addition to general market, industry, R&D, supply chain, political, and economic risks, the Company faces potential risks related to, among others, the integration of Mylan and Upjohn; our ongoing global restructuring initiatives; the pending Biocon Biologics Transaction; information technology and cybersecurity; data privacy; financial controls and reporting; manufacturing and quality; legal, regulatory and compliance requirements and developments; finance; the global nature of our operations; human capital management and retention; environmental and social responsibility; and product portfolio and commercialization, among others. As a company committed to operating ethically and with integrity, we proactively seek to manage and, where possible, mitigate risks to help ensure compliance with applicable rules and regulations, maintain integrity and continuity in our operations and business, including in support of achieving strategic priorities, long-term financial and operational performance, protect our assets (financial, intellectual property, and information, among others), and enhance shareholder and other stakeholder value. Risk management is an enterprise-wide objective subject to oversight by the Board and its committees.

It is the responsibility of Viatris' management and employees to identify material risks to our business and to implement and administer risk management and mitigation processes and programs, while also maintaining reasonable flexibility in how we operate. To further embed risk management and compliance into our culture, Viatris has a robust global corporate compliance program, implements comprehensive policies and procedures, trains employees on how to implement and comply with them, and maintains an extensive program of oversight and audit to help ensure compliance and appropriate enterprise risk management.

The Board, in turn, directly or through its committees, oversees the implementation of risk management and mitigation processes. The Board and its committees rigorously review with management the risk management program and discuss risk assessment matters at least quarterly, as well as during the Board's annual budget review and approval process. Each of our committees has full access to officers and employees of the Company, and our Board and committees also meet without members of management present.

The Board also has approved a Code of Business Conduct and Ethics, Code of Ethics for Chief Executive Officer, Chief Financial Officer and Corporate Controller, and other related policies to help manage and mitigate risk globally.

### Board Committees' Role in Risk Oversight

- ***The Audit Committee*** focuses on risks relating to financial and disclosure controls, SEC reporting matters, and oversight of Viatris' internal audit function and independent registered public accounting firm. The Committee oversees, among other

matters, the Company's processes and procedures relating to risk assessment and risk management relating to financial, disclosure, and SEC reporting-related matters, and reviews with management the quality and adequacy of the Company's internal control over financial reporting. Viatris' internal audit function reports to and meets with the Committee at least quarterly to discuss potential risk or control issues, and the Committee regularly discusses the performance of the internal audit function, and the adequacy of resources available to this function. The Committee also meets quarterly with Viatris' independent registered public accounting firm in executive session.

- ***The Compensation Committee*** focuses on the design and administration of compensation-related plans and programs, and considers whether and how such plans and programs balance risk-taking and rewards, and align with shareholder interests. The Committee receives reports, on at least a quarterly basis, from management and outside advisors regarding compensation-related matters, and considers risk management in determining compensation structure. The Committee also reviews reports from management regarding pay equity, and human capital management.
- ***The Compliance Committee*** is responsible for overseeing the Chief Compliance Officer's implementation of Viatris' Corporate Compliance Program. The Chief Compliance Officer reports to the Committee and the CEO, and the Committee is responsible for appointing and, as applicable, replacing, this individual, and discusses the Chief Compliance Officer's performance, responsibilities, plans and resources with the CEO. The Committee also makes recommendations to the Board with respect to the Corporate Compliance Program, the Code of Business Conduct and Ethics, and significant related global policies, and is responsible for reviewing reports of significant actual or alleged violations of the Code of Business Conduct and Ethics, corporate policies and procedures, and applicable laws and regulations. The Committee also discusses reports regarding non-financial compliance risk and risks associated with privacy, antitrust and competition, anti-corruption, and third-party risks, and reviews significant global compliance-related policies, including policies related to pricing and/or commercialization of Company products and services.
- ***The Finance Committee*** is responsible for reviewing and, as appropriate, providing recommendations to the Viatris Board with respect to significant strategies and policies of the Company relating to its capital structure and deployment and/or allocation of capital, material financial matters and transactions, and the risks related to such activities.
- ***The Governance and Nominating Committee*** is responsible for identifying, assisting in recruiting, and nominating qualified individuals to become members of the Viatris Board, recommending committee assignments, overseeing the Board's annual evaluation of the independence of Directors, and evaluating and assisting the Board in considering potential risks related to corporate governance. The Committee is also responsible for overseeing the annual self-evaluation of the Board and its committees and Director orientation and continuing education programs.
- ***The Risk Oversight Committee*** assists the Board in its oversight of Viatris' enterprise risk management framework. The Committee reviews the enterprise risk framework, infrastructure, and controls implemented by management to help identify, assess, manage, and monitor the Company's material risks; reviews management's exercise of its responsibility to identify, assess, and manage material risks not allocated to the Board or another committee, including, for example, data security programs and cybersecurity and information technology; oversees management's activities with respect to CSR; and reviews the Company's efforts to foster a culture of risk-adjusted decision-making without constraining reasonable risk-taking and innovation. The Committee also meets with the Chairs of the other committees at least two times a year to discuss enterprise risk and related matters.

### The Board's Role in CSR Oversight

Viatris' Board of Directors oversees management's efforts with respect to CSR through its Risk Oversight Committee. The CSR function operates as a center of excellence within the Viatris Corporate Affairs leadership team. The Head of CSR Development and Operations drives the strategic and operational development of CSR across the Company together with key partners. The Head of Corporate Affairs and the Head of CSR Development and Operations communicate quarterly with the Board on CSR matters through the Risk Oversight Committee and on an annual basis the Risk Oversight Committee reviews progress with the Head of Corporate Affairs on CSR-related matters that have been discussed with the Board to confirm the Company is tracking its priorities in this area.

### The Board's and its Committees' Role in Cybersecurity Oversight

The Risk Oversight Committee receives reports, including with respect to related risks, risk management, and relevant legislative, regulatory, and technical developments, from senior management on data security, cybersecurity and information security-related matters on at least a quarterly basis. On a biannual basis, the Risk Oversight Committee and chairs of each other Committee of the Board receive an information security update from the Company's Chief Information Officer and Chief Information Security Officer. The full Board receives a report out on these discussions from the chair of the Risk Oversight Committee each quarter.

### Board Education

The Governance and Nominating Committee is responsible for overseeing and annually reviewing Director orientation and continuing education programs, including educational seminars, presentations, conferences and other Director education programs and opportunities presented by external and internal resources, on matters that may relate to, among other topics: compensation, compliance, governance, board process, risk oversight, audit and accounting, regulatory and other current issues. Directors also may elect to attend additional third-party educational events. The Company reimburses Directors for costs associated with any related seminars and conferences, including travel expenses.

## How Our Directors Are Selected and Evaluated

### Consideration of Director Nominees

For purposes of identifying individuals qualified to become members of the Board, and consistent with the Company's Corporate Governance Principles, the Governance and Nominating Committee considers the following general criteria, among others, in nominating director candidates. These criteria reflect the traits, abilities, and experience that the Board considers in determining candidates for election:

- highest ethical character and shares the values of the Company
- personal and/or professional reputations that are consistent with the image and reputation of the Company
- relevant expertise and experience and ability to offer advice and guidance to the Chief Executive Officer and senior management based on that expertise and experience
- sound business judgment
- diverse perspectives and personal backgrounds reflecting a mix of nationalities, ethnicities, races, ages and/or genders

In addition to the criteria set forth above, and any others the Governance and Nominating Committee or Viatris' Board may consider, a majority of the members of the Board must be "independent", as that term may be defined from time-to-time by the applicable NASDAQ listing standards, including that an independent Director must be free of any relationships which, in the opinion of the Board, would interfere with the exercise of such Director's independent judgment in carrying out the responsibilities of a Director.

As needed, the Governance and Nominating Committee may identify new potential Director nominees by, among other means, requesting current Directors, executive officers, and external advisors to notify it if they become aware of persons meeting the criteria described above who would be suitable candidates for service on Viatris' Board. The Committee also may, as needed, engage one or more firms that specialize in identifying director candidates. The Governance and Nominating Committee also may consider candidates recommended by shareholders in accordance with the procedures outlined in the question titled, "How do I recommend a candidate for nomination to Viatris' Board?" on page A-7. The Committee's evaluation process does not vary based on whether a candidate is recommended by a shareholder.

As appropriate, the Governance and Nominating Committee will review publicly available information regarding a potential candidate, request information from the candidate, review the candidate's experience and qualifications,

including in light of any other candidates the Governance and Nominating Committee might be considering, and conduct, together with other members of Viatris' Board, one or more interviews with the candidate. Governance and Nominating Committee members or their designees also may contact one or more references provided by the candidate or may contact other members of the business community or persons who have first-hand knowledge of the candidate's talents and experience. With respect to Board composition, the Board considers characteristics such as expertise, experience, knowledge, abilities and diversity (including nationality, ethnicity, race, age, gender, education and professional background), among others.

## Certain Relationships and Related Transactions

Based on a review of any transactions between Viatris and its Directors and executive officers, their immediate family members, and their affiliated entities, Viatris has determined that since the beginning of 2021, it was or is to be a participant in the following transactions in which the amount involved exceeds $120,000 and in which any of Viatris' Directors, executive officers, or greater than five percent shareholders, or any of their immediate family members, had or will have a direct or indirect material interest:

The Coury Firm LLC (together with its predecessors, "TCF") provides certain services to Viatris and its subsidiaries pursuant to a contract between Mylan Inc., a subsidiary of Viatris, and TCF. The principals of TCF are brothers and a son of Robert J. Coury, Executive Chairman, and TCF is beneficially owned by brothers and trusts on behalf of brothers and children of Mr. Coury. TCF is in the business of providing strategic corporate benefits advice and services, among others. Since approximately 1995, TCF and, in the past, other affiliated entities of TCF, served as the broker in connection with several of Mylan's and, since the closing of the Combination, Viatris' employee benefit programs. Commencing on September 1, 2020, the parties extended their agreement through December 31, 2023 on substantially the same terms as their prior arrangement, which included a fixed base fee of $37,500 per month to be paid by Mylan to TCF, corresponding to the term of agreements negotiated with certain benefit plan carriers and capping payments over that time period. However, where required by law, TCF will continue to receive commissions directly from certain other benefit plan carriers, and in 2021 and through September 30, 2022, received payments totaling approximately $310,000 in commissions for these services directly from the insurance carriers (including payments for 2020 business paid in 2021).

Angela Campbell, Mr. Campbell's spouse and herself a related person of Viatris, held roles of increasing responsibility at Mylan Inc. since June 2007 and is currently serving as Head of Operations Strategic Initiatives at Viatris. Ms. Campbell earned approximately $340,000 in compensation from Viatris in 2021 (consisting of base salary, an annual short-term incentive bonus, amounts realized from the exercise or vesting of long-term incentive awards and miscellaneous other benefits) and her compensation in 2022 is expected to be approximately $360,000 (consisting of base salary, an annual short-term incentive bonus, amounts realized from the exercise or vesting of long-term incentive awards and miscellaneous other benefits).

Mr. Malik is an executive officer of the Company and was party to an employment agreement with Mylan Inc., which contained standard indemnification provisions, and is currently party to a standard indemnification agreement with the Company. The Company has made payments to counsel to Mr. Malik of approximately $1.6 million from January 1, 2021 through September 30, 2022 for services provided to Mr. Malik in connection with certain previously disclosed drug pricing matters. The Company anticipates making additional payments of approximately $180,000 in 2022 for ongoing services to be provided to Mr. Malik in connection with such matters. Viatris anticipates additional payment, repayment or advancement of these and other expenses during the pendency of these matters and anticipates that it will make payments for any such claims.

Viatris has a written related party transactions policy that establishes guidelines for reviewing and approving, as appropriate, transactions involving any Director, nominee for Director, "officer" (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) ("Section 16 Officer"), person known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities, or person known by the Company to be an immediate family member of any such person in which (1) the amount involved will or may be expected to exceed $100,000; (2) Viatris or an affiliate of Viatris is or will be a participant; and (3) any related party has or will have a direct or indirect material interest. The Board also annually reviews certain relationships and related party transactions as part of its assessment of each Director's independence.

## How Directors Are Compensated

### Non-Employee Director Compensation for 2021

The following table sets forth information concerning the compensation earned by Viatris' Non-Employee Directors for 2021. Directors who are employees of Viatris (Messrs. Coury, Goettler, and Malik) receive no compensation for their Board service. A discussion of the elements of Non-Employee Director compensation follows the table.

| Name | Fees Earned or Paid in Cash ($) | RSUs ($)(2) | All Other Compensation ($)(3) | Total ($) |
|---|---|---|---|---|
| W. Don Cornwell | 150,000 | 200,003 | 20,000 | 370,003 |
| JoEllen Lyons Dillon | 200,000 | 200,003 | — | 400,003 |
| Neil Dimick | 200,000 | 200,003 | 20,000 | 420,003 |
| Melina Higgins | 225,000 | 200,003 | 20,000 | 445,003 |
| James Kilts | 150,000 | 200,003 | 20,000 | 370,003 |
| Harry A. Korman | 175,000 | 200,003 | — | 375,003 |
| Richard Mark | 150,000 | 200,003 | 20,000 | 370,003 |
| Mark W. Parrish | 250,000 | 200,003 | — | 450,003 |
| Ian Read | 175,000 | 200,003 | — | 375,003 |
| Pauline van der Meer Mohr(1) | 150,000 | 200,003 | — | 350,003 |

(1) Fees earned by Ms. van der Meer Mohr were paid in Euros. Such amounts were converted into Euros using the monthly conversion rate in effect when each payment was made.

(2) Represents the grant date fair value of the specific award granted to the Non-Employee Director. Restricted stock unit ("RSU") awards granted in 2021 vested on March 2, 2022. For information regarding assumptions used in determining the amounts reflected in the table above, please refer to Note 13 to the Company's Consolidated Financial Statements contained in its Annual Report on Form 10-K for the year ended December 31, 2021 (the "Form 10-K"). As of December 31, 2021, each of the Non-Employee Directors listed above held 14,331 unvested RSUs. Amounts include all accrued and unvested whole share dividend equivalent units ("DEUs") that vest only to the extent and at the same time the underlying award on which they are issued vest. The aggregate number of shares subject to stock options held by the Non-Employee Directors, as of December 31, 2021, were as follows: Ms. Dillon, 24,780; Mr. Dimick, 24,780; Ms. Higgins, 31,403; Mr. Korman, 30,770; Mr. Mark, 12,260; Mr. Parrish, 24,780; and Ms. van der Meer Mohr, 13,949.

(3) The amounts represent charitable contributions made in 2021 under our matching gift program.

Viatris' compensation philosophy for Non-Employee Directors is designed to attract and retain Directors with the experience necessary to represent the Company and oversee executive management. On an annual basis, the Compensation Committee considers market data for our peer group (see pages 49 to 50), and input received from the Compensation Committee's consultant regarding market practices for Director compensation. Any changes to Director compensation are approved by the Compensation Committee and the independent Directors.

### Director Compensation Structure for 2022

In March 2022, the Compensation Committee and the independent Directors approved the following Non-Employee Director compensation structure effective as of January 2022:

| Element of Compensation | Amount |
|---|---|
| Board Member Retainer | $150,000 |
| Committee Chair Fee | $25,000 |
| Executive Committee Member Fee | $25,000 |
| Lead Independent Director Compensation | $50,000 |
| Annual Equity Grant Value (RSUs) | $200,000 |

Non-Employee Directors are also eligible to receive matching charitable contributions under the Company's Director Matching Gift Program. Under this program, to the extent Non-Employee Directors choose to make charitable

contributions to qualifying charitable organizations, the Company matches those contributions dollar-for-dollar up to an annual limit of $20,000 per person per calendar year. Legacy Mylan directors also are eligible to receive tax-equalization payments for incremental tax liabilities, if any, incurred as a result of attendance at Mylan board meetings held outside the U.S. prior to the Combination.

### Non-Employee Director Share Ownership Guidelines

Effective January 1, 2021, the Board adopted revised share ownership guidelines for Non-Employee Directors, requiring each to hold common stock valued at five times the amount of their annual cash retainer, excluding any cash retainer paid for committee service. Each Non-Employee Director has five years from his or her start date to attain compliance. These guidelines further demonstrate alignment of Viatris Directors' interests with shareholders' interests for the duration of their Board service. Common stock actually owned by the Non-Employee Director as well as restricted shares and unvested RSUs (including corresponding DEUs) count toward compliance with these requirements.

# Security Ownership

## Security Ownership of Directors, Nominees, NEOs and Executive Officers

The following table sets forth information regarding the beneficial ownership of common stock of Viatris Inc. as of October 24, 2022 by (i) each Viatris Director (including nominees for Director), (ii) each named executive officer ("NEO"), and (iii) all Directors and executive officers of Viatris Inc. as a group (based on 1,212,668,761 shares of common stock of Viatris Inc. outstanding as of such date). For purposes of this table, and in accordance with the rules of the SEC, shares are considered "beneficially owned" if the person, directly or indirectly, has sole or shared voting or investment power over such shares. A person also is considered to beneficially own shares that he or she has the right to acquire within 60 days of October 24, 2022. To Viatris' knowledge, the persons in the following table have sole voting and investment power, either directly or through one or more entities controlled by such person, with respect to all the shares shown as beneficially owned by them, unless otherwise indicated in the footnotes below. The address for each beneficial owner listed in the table below is c/o Viatris Inc., 1000 Mylan Boulevard, Canonsburg, PA, 15317. As noted above, each Non-Employee Director has five years from his or her start date to attain compliance with our Stock Ownership Guidelines. In addition, each of our covered employees has five years to achieve minimum ownership requirements, as discussed in more detail in the Compensation Discussion and Analysis section of this document.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership | Options Exercisable and Restricted Shares Vesting within 60 days | Percent of Class |
|---|---|---|---|
| W. Don Cornwell | 22,197 | — | * |
| Robert J. Coury | 1,061,659 | 208,199 | * |
| JoEllen Lyons Dillon | 39,564(1) | 24,780 | * |
| Neil Dimick | 75,200 | 24,780 | * |
| Michael Goettler | 137,155 | — | * |
| Melina Higgins | 137,068(2) | 31,403 | * |
| James M. Kilts | 78,277 | — | * |
| Harry A. Korman | 50,638 | 26,504 | * |
| Rajiv Malik | 881,315(3) | 380,002 | * |
| Richard A. Mark | 33,165 | 12,260 | * |
| Anthony Mauro | 240,865(4) | 172,024 | * |
| Sanjeev Narula | 22,378 | — | * |
| Mark W. Parrish | 82,250 | 24,780 | * |
| Ian Read | 14,497 | — | * |
| Pauline van der Meer Mohr | 20,543 | 13,949 | * |
| All directors and executive officers as a group (20 persons)(5) | 3,065,716 | 1,085,229 | * |

* Less than 1%.
(1) Includes 18 shares of common stock held by Ms. Dillon's spouse.
(2) Includes 74,000 shares of common stock held by Ms. Higgins' spouse.
(3) Includes 460,319 shares held in an irrevocable trust for the benefit of Mr. Malik's spouse and children.
(4) Includes 5,574 shares held in Mr. Mauro's 401(k) account.
(5) Includes the 15 individuals set forth above as well as Messrs. Campbell, Cuneo, Ni, Roman and Taddese.

## Security Ownership of Certain Beneficial Owners

The following table lists the names and addresses of shareholders known to management to own beneficially more than five percent of the shares of common stock of Viatris as of October 24, 2022 (based on 1,212,668,761 shares of common stock of Viatris Inc. outstanding as of such date):

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| The Vanguard Group,<br>100 Vanguard Blvd., Malvern, PA 19355 | 131,074,042(1) | 10.8% |
| BlackRock, Inc.,<br>55 East 52nd Street, New York, NY 10055 | 86,554,658(2) | 7.1% |

(1) Based on the Schedule 13G filed by The Vanguard Group with the SEC on February 10, 2022, The Vanguard Group has sole voting power over 0 shares of common stock, shared voting power over 1,934,699 shares of common stock, sole dispositive power over 126,099,047 shares of common stock and shared dispositive power over 4,974,995 shares of common stock.

(2) Based on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 3, 2022, BlackRock, Inc. has sole voting power over 76,993,236 shares of common stock, shared voting power over 0 shares of common stock, sole dispositive power over 86,554,658 shares of common stock and shared dispositive power over 0 shares of common stock.

# Executive Officers

The following table sets forth the names, ages, and positions of Viatris' executive officers as of October 24, 2022:

| | | |
|---|---|---|
| Michael Goettler | 55 | Chief Executive Officer (principal executive officer) |
| Rajiv Malik | 61 | President |
| Sanjeev Narula | 62 | Chief Financial Officer (principal financial officer) |
| Paul Campbell | 56 | Chief Accounting Officer and Corporate Controller (principal accounting officer) |
| Brian Roman | 52 | Global General Counsel |
| Andrew Cuneo | 46 | President, Japan, Australia and New Zealand ("JANZ") |
| Anthony Mauro | 49 | President, Developed Markets |
| Xiangyang (Sean) Ni | 54 | President, Greater China |
| Menassie Taddese | 52 | President, Emerging Markets |
| Robert J. Coury | 61 | Executive Chairman |

**Michael Goettler**. Mr. Goettler has served as Viatris' CEO since the closing of the Combination on November 16, 2020. His responsibilities include leading the overall performance of the Company and executing on the strategies developed in collaboration with the Executive Chairman and the Viatris Board, among other responsibilities. Additional details regarding Mr. Goettler's background and experience can be found under the heading "Viatris' Board of Directors" on page 16.

**Rajiv Malik**. Mr. Malik has served as Viatris' President since the closing of the Combination on November 16, 2020. His responsibilities include the day-to-day operations of the Company, overseeing the Company's commercial business units, the Medical, Information Technology and Quality functions, and R&D and Operations. Additional details regarding Mr. Malik's background and experience can be found under the heading "Viatris' Board of Directors" on page 15.

**Sanjeev Narula**. Mr. Narula has served as Viatris' Chief Financial Officer since the closing of the Combination on November 16, 2020. His responsibilities include oversight of the global Finance Department, which includes corporate controllership, financial planning and analysis, internal audit, and tax functions, among others. Prior to the Combination, Mr. Narula served as Chief Financial Officer of Pfizer's Upjohn division beginning in January 2019, with responsibility for oversight of finance, procurement and business technology for all functions of the business. From January 2014 to January 2019, Mr. Narula served as Vice President, Finance for Pfizer's Essential Health Business, with responsibility for finance, business development, financial planning and analysis, and the operating plan process and forecasting. Mr. Narula also held several other financial leadership positions during his 16 years at Pfizer and Upjohn, including as the finance lead for the Primary Care Business Unit. Prior to joining Pfizer, Mr. Narula held financial and operational leadership roles at American Express and Xerox.

**Paul Campbell**. Mr. Campbell has served as Viatris' Chief Accounting Officer and Corporate Controller since the closing of the Combination on November 16, 2020. He is responsible for oversight of the day-to-day operations of the accounting and finance functions of the Company, including planning, implementing, and managing the Company's finance and accounting activities. Prior to the closing of the Combination, Mr. Campbell was Mylan's Chief Accounting Officer, Senior Vice President and Controller. Before his appointment as Chief Accounting Officer in November 2015, Mr. Campbell served as Mylan's Senior Vice President and Controller beginning in May 2015, with responsibility for overseeing the company's accounting and financial operations and reporting, and he previously held roles of increasing responsibility at Mylan since 2002.

**Brian Roman**. Mr. Roman has served as Viatris' Global General Counsel since the closing of the Combination on November 16, 2020. His responsibilities include oversight of the Company's global legal organization, including securities, global contracts, labor and employment, global regulatory, business development, litigation, and intellectual property, among other areas. From July 2017 until the closing of the Combination, Mr. Roman was Mylan's Global General Counsel, with similar responsibilities. Prior to 2017, Mr. Roman served as Mylan's Chief Administrative Officer from January 2016 until June 2017, with responsibility for oversight of the Human Relations, Compliance, Facilities,

Security, Information Security, and Privacy functions. He served as Mylan's Senior Vice President and Chief Compliance Officer from April 2010 until December 2015 and Vice President and General Counsel, North America from October 2005 until April 2010.

**Andrew Cuneo**. Mr. Cuneo has served as President, JANZ since the closing of the Combination on November 16, 2020. His responsibilities include oversight of the day-to-day operations in the region. From April 2017 until the closing of the Combination, Mr. Cuneo was Mylan's President—Rest of World, with responsibility for executing on commercial objectives in more than 120 countries, including developed and emerging markets. Mr. Cuneo joined Mylan in February 2009 and served as Head of Global Business Development until April 2017. Previously, Mr. Cuneo served as Director of Merrill Lynch's Global Healthcare Investment Banking Group.

**Anthony Mauro**. Mr. Mauro has served as President, Developed Markets since the closing of the Combination on November 16, 2020. His responsibilities include oversight of the commercial functions in more than 35 countries in North America and Europe, including sales and marketing strategies in those regions. From January 2016 until the closing of the Combination, Mr. Mauro served as Chief Commercial Officer of Mylan, with responsibility for overseeing Mylan's commercial businesses around the world. Prior to 2016, Mr. Mauro served as Mylan's President, North America beginning January 1, 2012. He served as President of Mylan Pharmaceuticals Inc. from 2009 through February 2013. Mr. Mauro previously served as Chief Operating Officer of Mylan Pharmaceuticals ULC in Canada, Vice President of North America Strategic Development, and Vice President of North America Sales.

**Xiangyang (Sean) Ni**. Mr. Ni has served as President, Greater China since the closing of the Combination on November 16, 2020. His responsibilities include oversight of day-to-day operations in the region and overseeing the development and execution of the Company's strategy in Greater China. From March 2019 until the closing of the Combination, Mr. Ni served as Senior Vice President of Global Strategy, Business Development, and Commercial Development at Pfizer's Upjohn division, with responsibility for corporate strategy, business development, global marketing, pricing and channel management, commercial operations, and commercial excellence. He was Head of Established Brands, Global Product and Portfolio Strategy with AstraZeneca from July 2017 until February 2019, with responsibility for the global established brands portfolio based in the U.S. Prior to that, he was Vice President of Alliances and Business Development for AstraZeneca China from April 2014 until July 2017 and Executive Director, Strategic Planning and Business Development from February 2013 to April 2014.

**Menassie Taddese**. Mr. Taddese has served as President, Emerging Markets since the closing of the Combination on November 16, 2020. His responsibilities include oversight of day-to-day operations in the segment, including leading the segment's commercial team and establishing and executing on the Company's strategy. From October 2018 until the closing of the Combination, Mr. Taddese served as Regional President, Emerging Markets at Pfizer's Upjohn division, with commercial responsibility for the Upjohn business across the segment. From December 2017 until October 2018, Mr. Taddese served as Regional President for Pfizer's Essential Health business in Africa and the Middle East, with responsibility for Pfizer's established portfolio business throughout the region. Prior to that role, he served as Regional Lead and General Manager from January 2016 until November 2017, with responsibility for Pfizer's Innovative Health Business in Africa and the Middle East. Previously, Mr. Taddese held a number of senior roles at Pfizer, including Vice President, Chief Financial Officer, Global Innovative Pharma North America from January 2014 until December 2015, and Vice President and Chief Financial Officer, US Primary Care from April 2011 to December 2013.

**Robert J. Coury**. Mr. Coury has served as Viatris' Executive Chairman since the closing of the Combination on November 16, 2020. Mr. Coury leads the Viatris Board, leads the strategic direction of the Company with the Board and in collaboration with executive management, advises the management team as they execute on the Company's strategy to drive value creation, and leads Company strategy on highly complex and strategic initiatives, while also ensuring robust board engagement with shareholders and other key stakeholders, among other responsibilities. Additional details regarding Mr. Coury's background and experience can be found under the heading "Viatris' Board of Directors" on page 18.

Messrs. Coury, Goettler, and Malik are also members of the Viatris Board.

Pursuant to our Bylaws, officers hold office until their successors are chosen and qualify in their stead or until their earlier death, resignation or removal.

Item 2

# Advisory Vote to Approve the 2021 Compensation of the Named Executive Officers of the Company

As required by Section 14A of the Exchange Act, Viatris' shareholders have the opportunity to vote to approve, on a non-binding, advisory basis, the 2021 compensation of our NEOs as disclosed in this Proxy Statement in accordance with SEC rules, which we also have referred to herein as the "Say-on-Pay vote".

As detailed in the Compensation Discussion and Analysis section of the Proxy Statement, which begins on page 40, our NEO compensation program is designed to incentivize the continued development of our durable business and shareholder value creation over the short- and long-term, while providing a competitive level of compensation to recruit, retain, and motivate our talented NEOs. Our program also aligns compensation with performance and shareholder and other stakeholder interests. The Board urges you to consider the factors discussed in the Compensation Discussion and Analysis section when deciding how to vote on this Item 2.

Given the leadership, dedication, and performance of our NEOs, their proven ability to capitalize on opportunities and manage challenging market conditions, and the strong alignment between pay and performance in our compensation program, the Board recommends that shareholders vote **"FOR"** the following resolution at the 2022 Annual Meeting:

> "**RESOLVED**, that Viatris shareholders approve, on an advisory basis, the 2021 compensation of the Company's named executive officers, as disclosed on pages 40 to 66 of Viatris' Proxy Statement for the 2022 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation and other tables and narrative discussion."

Although advisory and not binding, the Compensation Committee and the Board will take into account the outcome of this vote when considering future compensation arrangements for Viatris' NEOs as they deem appropriate.

**Board Recommendation**

Viatris' Board recommends a vote **"FOR"** the approval, on an advisory basis, of the 2021 compensation of the NEOs.

# Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes the compensation of our NEOs for 2021.

## Named Executive Officers



**Michael Goettler**
Chief Executive Officer



**Rajiv Malik**
President



**Sanjeev Narula**
Chief Financial Officer



**Anthony Mauro**
President, Developed Markets



**Robert J. Coury**
Executive Chairman

## Table of Contents

VIATRIS™

## Executive Summary

**Fiscal 2021 reflected the first full year of Viatris' normalized compensation program.** The executive compensation program is predominantly performance-based with approximately 60% of the CEO target compensation and 58% of other NEOs' target compensation delivered in the form of at-risk performance-based incentives. The Compensation Committee did not issue any special awards to the NEOs in 2021.

**Viatris delivered exceptional performance in 2021.** In the first year as a standalone company, we have made substantial progress on our initial priorities, while advancing patient access, organizational efficiencies and delivering strong financial results that met or exceeded our initial financial guidance announced in February 2021 for Total Revenues, Adjusted EBITDA and Free Cash Flow[4].

**Annual incentive program payouts for fiscal 2021 reflected strong performance.** Achieved performance results that exceeded rigorous targets set at the start of the year which were informed by the Company's internal budgets. Financial performance was driven by the strong focus of the executive team that delivered optimized cash flows, captured approximately $500 million in synergies and accelerated global product submissions across six product areas. These results were pivotal in the first year of the Company's operations and successfully positioned Viatris for long-term growth.

**Long-term incentive program aligned with shareholders.** The long-term performance program incorporates financial and relative performance metrics that incentivize overall cash flow generation and maintaining an investment grade credit rating. A relative TSR modifier adjusts payouts at the end of the three-year performance period to align with shareholder interests. Performance RSUs ("PRSUs") represented 60% of the long-term incentive opportunity for executives in 2021. For 2022, the Compensation Committee increased the ratio of PRSUs to 65%.

**The Compensation Committee took affirmative steps to respond to shareholder feedback.** In advance of, and following, the 2021 Annual Meeting, the Compensation Committee conducted an expanded shareholder outreach effort. At these meetings, shareholders provided clear feedback that their voting decisions related to the 2021 'say-on-pay' vote were primarily driven by Combination-related one-time compensation items, in particular cash awards and cash retention agreements. In response to this feedback:

- The Compensation Committee determined that it does not intend to issue new cash-based retention awards for NEOs except in extraordinary situations and in connection with new hires, and that any future such awards will have a performance-based component with meaningful vesting requirements;
- Clarified that many of the legacy pre-Combination employment agreement provisions such as excise tax gross-ups, modified single-trigger severance provisions and enhanced retirement benefits expired or were eliminated following the Combination; and
- The retention of legacy executive management from each predecessor company was critical to the long-term success of the Combination and that the cash-based retention awards that we granted were important in achieving that goal.

## Creating a New Kind of Healthcare Company

Since November 2020, Viatris' new but seasoned management team has been leading the Company's integration efforts, restructuring the business, and ensuring transparency in our financial reporting.

We are executing on our internal roadmap, which focuses on enhancing our processes and systems to drive the discipline necessary to further maximize our one-of-a-kind global platform. A few of our key accomplishments to date — which have been achieved while also maintaining business continuity and strong customer service levels — include:

- Reaching our year 1 synergy target (approximately $500 million in cost synergies) through actions focused on cost of goods, selling, general and administrative expenses, cost avoidance, and restructuring;

[4] Viatris was not providing forward-looking guidance for U.S. GAAP net earnings (loss) or a quantitative reconciliation of its 2021 adjusted EBITDA guidance and provided a quantitative reconciliation of its 2021 free cash flow guidance. See "Non-GAAP Financial Measures" and Appendix B for additional information.

- Developing a comprehensive TSA exit strategy relating to the Combination;
- Uniting Upjohn and Mylan colleagues located in 59 markets globally into Viatris' Human Relations management system; and
- Beginning to implement an integrated management reporting system and Enterprise Resource Planning (ERP) capabilities that will enable the Company to combine and enhance insights in support of our new business model and will, we believe, provide for a smooth ERP TSA exit.

## Financial Performance

In 2021, Viatris delivered four quarters of consistent, solid performance. In 2021, Viatris:

- Met or exceeded its initial financial guidance announced in February 2021 for Total Revenues, Adjusted EBITDA and Free Cash Flow[5].
- Achieved over $500 million in cost synergies.
- Paid down $2.1 billion of debt.
- Initiated a dividend payment of $0.11 per share per quarter.

## Science and Regulatory Achievements

The Company's science and regulatory teams, comprised of more than 3,000 scientists and medical professionals working across 12 development centers globally, led Viatris to some groundbreaking accomplishments, including:

- The first U.S. Food and Drug Administration FDA approval for the first interchangeable biosimilar Semglee® injections for the treatment of diabetes.
- The first FDA approval for a generic to Restasis®, a treatment for Chronic Dry Eye Syndrome.
- The first FDA-approved generic version of Symbicort® called Breyna™.
- In 2021, Viatris was the first to bring to market the much-anticipated 10 mg, dispersible, scored, strawberry-flavored, pediatric formulation of dolutegravir. This was made possible through a partnership between Unitaid, the Clinton Health Access Initiative, ViiV Healthcare Limited and Viatris, which resulted in the fastest regulatory approval of a generic pediatric HIV drug to date under the U.S. President's Emergency Plan for AIDS Relief. The approval allows the treatment to be offered outside of the U.S.

## External Recognition

Viatris was also recognized externally by the following:

- **Fortune** as one of the top 5 companies on its "Companies that Change the World List".
- **Forbes** as one of the "World's Best Employers".
- **Newsweek** as one of "America's Most Responsible Companies".
- **Fast Company** as one of the "Most Innovative Companies".

## CSR Accomplishments

- In 2021, we published our first Sustainability Report.
- Signed on to the UN Global Compact's Water Mandate and Women's Empowerment Principles.
- Joined the Pharmaceutical Supply Chain Initiative.

5 Viatris was not providing forward-looking guidance for U.S. GAAP net earnings (loss) or a quantitative reconciliation of its 2021 adjusted EBITDA guidance and provided a quantitative reconciliation of its 2021 free cash flow guidance. See "Non-GAAP Financial Measures" and Appendix B for additional information.

- Committed to set Science-Based emissions reduction.
- Donated ~ 500 million doses of medicine.

## Strategic Planning to Further Unlock Shareholder Value

In 2021, the Company significantly advanced its strategic plan, which is focused on unlocking shareholder value. Through these efforts, the Company expects to significantly enhance its financial flexibility, achieve its financial commitments, return capital to shareholders, and invest in the future. These efforts culminated in several announcements in February 2022:

- Announcement of the Biocon Biologics Transaction, which we believe will create a uniquely positioned, vertically integrated global biosimilars leader. Upon closing, the transaction is expected to provide Viatris with immediate, enhanced financial flexibility, and accelerate its financial commitments.
- Announcement of an increase of 9% in the Company's dividend to be paid in March 2022 over the per share dividend amounts paid in the prior year.
- Authorization of a share repurchase program of up to $1 billion. The Company expects share buybacks to be an important benchmark as it makes future capital allocation decisions and decides how best to invest in its future.
- The Company recently announced that it has entered its first Global Healthcare Gateway® transaction focused on ophthalmology, acquiring an exclusive license for Pimecrolimus ophthalmic ointment for the treatment of Blepharitis, a common type of eye irritation. Blepharitis affects approximately 6.5 million patients in the United States alone—where there is no product specifically indicated for chronic Blepharitis.

## Our Performance-Based Approach to 2021 Compensation

In early 2021, Viatris announced its 2021 financial guidance, which included adjusted EBITDA and free cash flow metrics[6]. These publicly reported metrics directly tie to strategic Company priorities for the first three years following the closing of the Combination, including rebalancing the business, generating strong and growing cash flows, and rapidly de-levering. In addition, the Company is focused on obtaining synergies to become more flexible and efficient while continuing to launch new products. For 2021, Viatris reported U.S. GAAP net loss of $1.3 billion, U.S. GAAP net cash provided by operating activities of $3.0 billion, adjusted EBITDA of $6.4 billion, and free cash flow of $2.6 billion.

Compensation in 2021 represents the first year of Viatris' new compensation program. As described in more detail below, our 2021 program consists of base salary, performance-based annual incentive awards, and performance-based long-term incentive awards subject to financial metrics and a relative TSR modifier. There is strong alignment of pay and performance in our program, with approximately 70% of total target compensation delivered in the form of long-term equity and approximately 60% of total target compensation subject to performance conditions.

**CEO**


10%
16%
74%
Performance-Based 60%
Base Salary
Target Annual Incentive
Target LTI

**Other NEOs**


15%
17%
68%
Performance-Based 58%
Base Salary
Target Annual Incentive
Target LTI

6 Viatris was not providing forward-looking guidance for U.S. GAAP net earnings (loss) or a quantitative reconciliation of its 2021 adjusted EBITDA guidance and provided a quantitative reconciliation of its 2021 free cash flow guidance. See "Non-GAAP Financial Measures" and Appendix B for additional information.

The Compensation Committee directly linked 2021 performance metrics to the stated strategy and financial goals described above. The table below describes how our performance metrics support the Company's strategic goals.

| Performance Metrics | Rationale For Use |
|---|---|
| **Adjusted EBITDA*** | Measures the Company's profitability and motivates the organization to focus on commercial execution and driving new product revenue, maintaining efficiency of our operations, capturing synergies, and disciplined expense management |
| **Free Cash Flow*** | Creates organizational emphasis and focus on cash through improved cash flow conversion, optimized working capital, and overall cash generation which can increase the return to shareholders |
| **Global Regulatory Submissions** | Emphasizes the importance of developing a robust pipeline of molecules that Viatris could manufacture and sell over subsequent years. A robust product pipeline can help Viatris move its products up the value chain and also supports sustainability while serving Viatris' mission of providing access to high quality, affordable medications. In addition, we view this metric as a stepping stone to implementing ESG/sustainability metrics in the future |
| **Leverage*** | Reinforces commitment to investment grade rating, overall risk reduction, reducing interest expense, and delivering on financial commitments |
| **Relative Total Shareholder Return ("TSR")** | A relative market performance metric to modify final payout percentages for PRSUs and further align with shareholders |

* Adjusted EBITDA, free cash flow and leverage are calculated from Viatris' audited financial statements in the manner described in Appendix B.

### Pay-For-Performance Philosophy: 2021 Incentive Compensation Summary

**Short-term incentive compensation** comprised approximately 17% of 2021 NEO target total compensation. In 2021, our management team's operational execution resulted in short-term incentive payouts above target. Drivers of our 2021 short-term incentive results included:

- Above target adjusted EBITDA and free cash flow for short-term incentive compensation purposes, driven by the focus and efforts of the Company's management, success of the Company's cash optimization efforts, and synergy capture of approximately $500 million in 2021. The Company's 2021 publicly reported results for adjusted EBITDA and free cash flow also exceeded the upper end of the initial guidance ranges provided in February 2021 and were within the upper ends of the updated guidance ranges provided in November 2021. For more information on and the differences between how adjusted EBITDA and free cash flow are calculated for purposes of the Company's 2021 performance metrics and public reporting purposes, see "Elements of 2021 Compensation – 2021 Annual Incentive Compensation Program – Annual Incentive Compensation Payouts for 2021" on pages 51 to 52 and "Elements of 2021 Compensation – 2021 Long-Term Incentive Compensation Programs – 2021 Three-Year PRSU Performance Metrics" on pages 52 to 53.
- The Company also achieved above target global product submissions, across six product areas, driven by the strength of its development programs and ability to accelerate certain additional submissions.

**Long-term incentive compensation** comprised approximately 70% of 2021 NEO target total compensation. Our short-term incentive compensation and long-term incentive compensation comprised approximately 87% of 2021 NEO target total compensation. Despite our strong 2021 operational performance, based on our TSR applicable to long-term incentive modifiers, our executives would experience significantly reduced realizable pay, particularly if the price of the Company's stock remains at or around levels as of September 30, 2022, demonstrating the robustness of our pay-for-performance philosophy and the linkage of our compensation programs to TSR.

- Approximately 70% of target NEO total compensation is in the form of long-term equity grants, the value of which is directly correlated with the price of the Company's stock.
- 60% of NEO awards are PRSUs subject to leverage ratio and free cash flow metrics measured over a three-year time period. These equity awards are also subject to a relative market performance metric (relative TSR), which we included after discussions with shareholders to maximize alignment of executive and shareholder interests. Although we believe that Viatris stock is significantly undervalued and this modifier is measured on a three-year time frame, at the relevant stock price as of the close of business (5:00 p.m. Eastern Time) on September 30, 2022, any payouts of PRSUs would be automatically reduced by 30%, as described in more detail on page 53.

## Shareholder Engagement and Responsiveness

### Say-on-Pay Advisory Vote and Shareholder Engagement

Our 2021 say-on-pay proposal received approximately 19.6% support, and the Compensation Committee and the full Board of Directors took this vote outcome very seriously. We conducted extensive shareholder engagement, which began in early October 2021 and was led by our engagement team that included the Lead Independent Director, and the Chairs of the Compensation, Governance and Nominating, and Audit Committees and management representatives from our legal, finance and investor relations teams. In addition, members of our Board and management team met with shareholders throughout 2022. Since commencing our engagement, we contacted approximately 25 of our largest shareholders representing approximately 45% of our outstanding shares, and met with 15 of our shareholders representing approximately 40% of the outstanding shares (in each case based on June 30, 2022 shareholder data). Key topics discussed during those meetings included, among others, executive compensation, our long-term strategic plan, capital allocation, our product pipeline and environmental, social and governance matters.

We received clear feedback in these meetings with shareholders that their voting decisions related to the 2021 Say-on-Pay vote on 2020 compensation were primarily driven by legacy matters pre-dating or associated with the Combination, or other Combination-related one-time compensation items, in particular cash awards and cash retention agreements. We shared with our shareholders specific circumstances related to the Combination that necessitated incentives designed to ensure continuity of the Company's leadership team during a critical transition period and that without the retention of these key leaders, there was a risk that the benefits of the Combination would not be realized.

Below is a summary of the shareholder feedback we received that drove the 2021 vote and other items we discussed with shareholders. This summary table also highlights the actions that the Compensation Committee has taken in response to the feedback we received.

| PRIMARY VOTE DRIVERS | |
|---|---|
| **What We Heard** | **How We Have Addressed** |
| **Retention Agreements.**<br>Majority of shareholders we met with voiced concerns related to the service-based cash retention awards granted to certain NEOs in connection with the Combination.<br><br>Some shareholders expressed additional concerns about the use of one-time cash awards without sufficient vesting periods.<br><br>**Shareholders did indicate they understood the importance of retaining a combined leadership for the success of the Combination.** | **No New Cash-Based Retention Awards Issued in 2021 and 2022 or Going Forward.**<br>We believe that retaining our talented management team was and remains critical to the long-term success of the Combination and that the cash-based retention awards that we granted were important in achieving that goal.<br><br>The Committee explained that the cash award paid to the Executive Chairman in 2020 was awarded because the Executive Chairman did not receive an equity award upon assuming the executive role in April of 2020 and that the value of the cash award was less than the grant date value of the equity award would have been.<br><br>Going forward, the Compensation Committee determined that it does not intend to issue new cash-based retention awards for NEOs except in extraordinary situations or in connection with new hires and that any future such awards will have a performance-based component with meaningful vesting requirements. |
| **Equity Incentives Structure.**<br>Some shareholders wanted to see a greater proportion of equity awards to be subject to performance conditions. | In 2021, approximately 60% of NEO equity-based awards were performance-based incentive awards.<br><br>In 2022, we further increased this percentage so that 65% of NEO equity-based awards were granted as performance-based incentive awards. |

VIATRIS™

| OTHER MATTERS DISCUSSED | |
|---|---|
| **Several shareholders also wanted to understand whether pre-Combination provisions reflected in the NEO employment agreements would continue going forward. The Compensation Committee clarified to shareholders that many of the legacy employment agreement provisions were eliminated in response to shareholder feedback we received in the prior year.** | |
| **What We Heard** | **How We Have Addressed** |
| **Tax Gross Ups.** Some shareholders sought to understand whether tax gross ups in legacy agreements of certain NEOs were still applicable. | **Eliminated NEO Excise Tax Gross Ups.** The Compensation Committee eliminated existing 280G excise tax gross ups, which had been contained in legacy Transition and Succession Agreements with Mylan.<br><br>**No Viatris NEO currently has a right to an excise tax gross up.** |
| **Fixed-Term NEO Employment Agreements.** Several shareholders expressed a preference to eliminate fixed-term NEO employment agreements. | **No New Fixed-Term NEO Employment Agreements.** The Compensation Committee committed not to approve fixed-term employment agreements with NEOs going forward. |
| **Change in Control Provisions.** Some shareholders wanted to see robust double-trigger Change-in-Control provisions in our executive severance agreements. | **Eliminated Modified-Single Trigger Severance.** Certain legacy Mylan severance agreements permitted resignations for any reason for a specified period following a change in control.<br><br>**These provisions have now lapsed and the Compensation Committee has committed to not include such provisions in future agreements or plans.** |
| **Supplemental Retirement Benefits.** Some shareholders expressed a preference for phasing out supplemental retirement benefits. | **No Retirement Benefit Agreements.** Mylan historically provided supplemental retirement benefits to certain officers in the form of individual Retirement Benefit Agreements. The Compensation Committee froze Mr. Malik's RBA as of the closing of the Combination.<br><br>**No other executive is currently party to a supplemental individual retirement agreement, and Viatris will not enter into any such agreements going forward.** |
| **Tax Equalization Benefits.** Some shareholders sought to understand the need for tax equalization benefits. | **Discontinued Tax Equalization Benefits.** Mylan previously provided tax equalization benefits to Mr. Malik relating to his expatriate assignment to the United States.<br><br>**The Compensation Committee has discontinued tax equalization benefits going forward.** |

## Executive Compensation Philosophy

The Compensation Committee's and Board's compensation philosophy for 2021 reflects the Company's focus on a performance-based, shareholder-value-focused business model and is intended to help ensure that Viatris continues to attract and retain high-performing executives given the highly competitive market for executive talent. The compensation program has the following key objectives, among others:

- **Attract, Motivate, and Retain Highly-Skilled Executives.** In order to attract and retain the leaders needed to drive execution of our ambitious goals, we provided market competitive compensation with an emphasis on performance-based, long-term incentives. We designed our compensation program to help ensure that the Company, shareholders, and other stakeholders continue to benefit from the talents of our leadership team and global workforce, while also recruiting new talent on an on-going basis in a highly competitive market for talent.
- **Align with Shareholder Interests.** We aligned executive compensation with shareholder interests by linking pay to the Company's stated strategic priorities, long-term performance, and share price appreciation, including through the use of a relative TSR modifier for PRSUs in our long-term incentive plan and robust share ownership requirements (See "2021 Share Ownership Requirements" on page 55). We believe this linkage helps drive long-term performance and encourages decision making to foster share price appreciation.
- **Drive Company Performance.** As described in more detail on pages 43 to 45, our 2021 compensation program was designed with metrics carefully linked to our business strategies and financial goals. If the Company does not meet its short and long-term objectives, executive pay is meaningfully impacted. See the chart on page 44 for more information about how our metrics tie to our strategy.

Additional details regarding our 2021 compensation program are on pages 48 to 53.

## 2021 Performance-Based Compensation Program

### 2021 Compensation Structure for NEOs

The table below shows the compensation structure for NEOs in 2021. The program is heavily weighted toward a performance-based annual incentive and performance-based long-term incentive awards.

| NEO | Base Salary | Target Annual Incentive (as % of Base Salary) | Target LTI (as % of Base Salary) |
|---|---|---|---|
| **Michael Goettler** | $1,300,000 | 150% | 700% |
| **Rajiv Malik** | $1,200,000 | 125% | 600% |
| **Sanjeev Narula** | $800,000 | 100% | 350% |
| **Anthony Mauro** | $800,000 | 115% | 400% |
| **Robert J. Coury** | $1,800,000 | 150% | 600% |

**In 2021, approximately 60% of CEO and 58% of other NEO compensation was performance-based.**

### Shareholder-Aligned Performance-Based Metrics For Annual and Long-Term Incentives

- **Annual incentive metrics:** Our 2021 annual incentive plan includes adjusted EBITDA[(1)] (40% weighting), free cash flow[(1)] (40% weighting), and global regulatory submissions (20% weighting) metrics, each of which is designed to incentivize executives toward achievement of important and challenging financial and sustainability objectives. See pages 50 to 52 for a detailed discussion of 2021 annual incentive metrics and payouts.
- **Long-term incentive metrics:** Long-term incentive awards for 2021 were predominantly performance-based, with 60% of each NEO's award in the form of PRSUs and 40% in the form of RSUs. The 2021 PRSU grants include free cash flow[(1)] and leverage metrics[(1)], as well as a relative market performance metric (relative TSR), which is used as a

VIATRIS™

shareholder-aligned modifier to determine the final payout percentage. Each metric is measured over a three-year performance period. These metrics align with and further our strategies of de-levering, returning capital to shareholders, and delivering shareholder returns, among others.

**In 2022, we further increased the percentage of performance-based awards so that 65% of NEO equity-based awards granted in 2022 were PRSUs. We also continued to use a relative TSR modifier to align compensation with performance relative to market peer group.**

(1) Adjusted EBITDA, free cash flow and leverage metrics are calculated from Viatris' audited financial statements in the manner described in Appendix B.

In setting performance goals, the Compensation Committee considered a broad variety of data, including industry forecasts, internal projections, demographic data, advice from outside advisors, benchmarking data, and the Company's annual operating plan and strategies. The Compensation Committee also considered the variability and cyclicality of the business, noting that targets may increase or decrease from year to year due to factors impacting the business, such as market conditions, the regulatory environment, timing of product approvals, and both immediate and long-term strategic priorities of the business. Although the targets may vary from year-to-year, the Compensation Committee is committed to maintaining high levels of rigor and motivational impact on the executive team and aligning with the Company's long-term strategy for sustainable business development and its goal of creating value for shareholders. Consistent with our philosophy of driving long-term company performance, the Compensation Committee, with the advice of its independent compensation consultant, will annually consider potential alternative performance metrics that link to our strategy and align with shareholder interests in long-term value creation.

**The 2021 compensation year reflects the first full year of Viatris' simplified compensation program and reflects changes we implemented in response to shareholder feedback we received during extensive engagement.**

## 2021 Total Target Compensation

The chart below shows the target total direct compensation opportunity for each of our NEOs in 2021.

| NEO | Base Salary | Target Annual Incentive | Target Long-Term Incentive | 2021 Total Target Compensation(1) |
|---|---|---|---|---|
| **Michael Goettler** | $1,300,000 | $1,950,000 | $9,100,000 | $12,350,000 |
| **Rajiv Malik** | $1,200,000 | $1,500,000 | $7,200,000 | $9,900,000 |
| **Sanjeev Narula** | $800,000 | $800,000 | $2,800,000 | $4,400,000 |
| **Anthony Mauro** | $800,000 | $920,000 | $3,200,000 | $4,920,000 |
| **Robert J. Coury** | $1,800,000 | $2,700,000 | $10,800,000 | $15,300,000 |

(1) Total Target Compensation is defined as the sum of base salary, target annual incentive, and target long-term incentive.

## 2021 Peer Group

The peer group is used as one of several reference points for determining executive compensation and includes Viatris' business competitors and companies that Viatris competes with for executive talent. Although the competitive market for our executives is one factor the Compensation Committee considers when making compensation decisions, the Committee does not target the compensation of NEOs within a specific percentile of any set of peer companies and considers peer group and industry data along with many other factors when determining compensation.

Below is the peer group selected by the Compensation Committee, with the advice of the Committee's independent compensation consultant. The Committee takes a number of considerations into account when choosing the peer group, including those companies that most compete with the Company for executive talent.

| | | |
|---|---|---|
| Abbott Laboratories | Biogen Inc. | Novartis AG |
| Abbvie Inc. | Bristol-Myers Squibb Company | Pfizer Inc. |
| Amgen Inc. | Eli Lilly and Company | Regeneron Pharmaceuticals, Inc. |
| Bausch Health Companies Inc. | Gilead Sciences, Inc. | Sanofi |
| Baxter International Inc. | Merck & Co., Inc. | Teva Pharmaceutical Limited |

## Elements of 2021 Compensation

### Base Salaries

The Compensation Committee considers a variety of factors in deciding base salary, including, among others: individual performance, responsibilities, and expected future performance; Company performance; management structure; marketplace practices (including external benchmarks prepared by an independent compensation consultant); internal pay equity considerations; competitive recruitment for outstanding talent; and the executive's experience, tenure, and leadership. The Compensation Committee also considers, among other factors, what the marketplace would require in terms of the costs to hire a similarly qualified and experienced individual externally.

The Compensation Committee, with the advice of an independent compensation consultant, established the following 2021 base salaries for the NEOs commensurate with their new roles with Viatris.

**None of our NEOs received a base salary increase in 2021.**

| NEO | Annualized Viatris 2020 | Viatris 2021 |
|---|---|---|
| **Michael Goettler** | $1,300,000 | $1,300,000 |
| **Rajiv Malik** | $1,200,000 | $1,200,000 |
| **Sanjeev Narula** | $800,000 | $800,000 |
| **Anthony Mauro** | $800,000 | $800,000 |
| **Robert J. Coury** | $1,800,000 | $1,800,000 |

In 2022, there were no changes to NEO base salaries with the exception of a 6.25% increase for the CFO to align with changes in peer company compensation benchmarks.

### 2021 Annual Incentive Compensation Program

#### Annual Incentive Compensation Awards for 2021

Viatris' annual incentive compensation consists of performance-based annual cash awards that are subject to achievement of metrics that were identified by the Board and Compensation Committee as critical to the successful execution of Viatris' business strategy and aligned with the continued creation of shareholder value. The metrics are specifically related to the actions and leadership of our executive team and measure their ability to generate shareholder returns, both in the short- and long-term. The Compensation Committee approved annual incentive award grants and corresponding performance targets in the first quarter of 2021.

The Compensation Committee identified the following metrics as important measures of Company performance relating to its stated strategy:

- **Adjusted EBITDA (40% Weighting):** Measures the Company's profitability and motivates executives to focus on both top-line growth as well as efficient operations.

VIATRIS™

- **Free Cash Flow (40% Weighting):** Reinforces effective use of Viatris' capital to drive cash flow generation.
- **Global Regulatory Submissions (20% Weighting):** Emphasizes the importance of developing a robust pipeline of molecules that Viatris could manufacture and market over subsequent years. A robust product pipeline supports the sustainability of the business model while serving Viatris' mission of providing access to high quality, affordable medications. In addition, this metric serves as a stepping stone to implementing ESG/sustainability metrics in the future.

As noted above, the setting of annual incentive targets reflected certain strategic initiatives for 2021 and anticipated erosion in pricing and volume of certain of the Company's products. For example, in 2021, management made incremental investments in the business and divested certain products. These investments and actions were intended to support long-term value creation for shareholders and other stakeholders by, among other things, furthering Viatris' efforts to move its portfolio and pipeline up the value chain, investing organically in key brands, and executing on Viatris' commercial assets around the globe. In addition, the Company continued to make investments in global integration following the successful closing of the Combination.

The Compensation Committee recognized that these investments would be expected to reduce adjusted EBITDA in 2021 while serving long-term strategic, shareholder, and other interests. In addition, the number of global regulatory submissions was expected to be lower in 2021 as compared to 2020 due in part to a continued emphasis on more challenging specialty and complex generic products and Viatris' focus on submission of products expected to generate greater economic profit.

Individual annual incentive payout targets were established for each NEO, expressed as a percentage of base salary, as noted in the table below. Actual payouts could range from 0% to 200% of each NEO's annual incentive target based on achievement of performance goals.

| NEO | Target (as % of Base Salary) | Annual Incentive Target |
|---|---|---|
| **Michael Goettler** | 150% | $1,950,000 |
| **Rajiv Malik** | 125% | $1,500,000 |
| **Sanjeev Narula** | 100% | $800,000 |
| **Anthony Mauro** | 115% | $920,000 |
| **Robert J. Coury** | 150% | $2,700,000 |

### Annual Incentive Compensation Payouts for 2021

In 2021, Viatris achieved:

| Metric | Weighting | Threshold | Target | Maximum | Results |
|---|---|---|---|---|---|
| Adjusted EBITDA* | 40% | $5,900 million | $6,200 million | $6,500 million | $6,429.3 million |
| Free Cash Flow** | 40% | $1,950 million | $2,150 million | $2,350 million | $ 2,578 million |
| Global Regulatory Submissions*** | 20% | 110 | 120 | 130 | 145 |

* Adjusted EBITDA is derived from Viatris' financial statements in the same manner as Viatris' publicly reported adjusted EBITDA, except that the calculation for the incentive program utilized budgeted foreign exchange rates. Viatris' adjusted EBITDA as reported for the twelve months ended December 31, 2021 is reconciled to the most directly comparable U.S. GAAP measure in Appendix B.

** Free Cash Flow is derived from Viatris' audited financial statements in the same manner as Viatris' publicly reported free cash flow, except that the calculation for 2021 annual incentive compensation further adjusts the publicly reported measure for unplanned litigation gains or losses equal to or greater than $25 million in the aggregate, if any, and for proceeds from the sale of property, plant and equipment. Although Viatris adjusts its compensation metrics for the impact of foreign exchange rates, the 2021 free cash flow metric was not adjusted because the impact of such adjustment was immaterial and would have had no impact on compensation. In future periods, free cash flow may be adjusted to reflect the impact for foreign exchange. Viatris' free cash flow as reported for the twelve months ended December 31, 2021 is reconciled to the most directly comparable U.S. GAAP measure in Appendix B.

*** The Science and Technology Committee reviewed the actual results of the global submissions included in the incentive compensation program.

As discussed in more detail above in "Annual Incentive Compensation Awards for 2021" on page 50, the following table shows the 2021 actual incentive payout for each NEO reflecting Company performance at 190.57% of target.

| NEO | Actual Annual Incentive Payout |
|---|---|
| **Michael Goettler** | $3,716,115 |
| **Rajiv Malik** | $2,858,550 |
| **Sanjeev Narula** | $1,524,560 |
| **Anthony Mauro** | $1,753,244 |
| **Robert J. Coury** | $5,145,390 |

## 2021 Long-Term Incentive Compensation Programs

### Long-Term Incentive Compensation Grants for 2021

The Compensation Committee believes that the value of long-term incentives should be directly related to the performance of Viatris' ordinary shares over several years, as well as other measures associated with the growth, success, and long-term sustainability of Viatris. The Compensation Committee approved annual long-term incentive ("LTI") award grants in the first quarter of 2021.

Long-term incentive awards for 2021 were predominantly performance-based, with 60% of each NEO's award in the form of PRSUs and 40% in the form of RSUs. RSUs vest ratably over a three-year period following the grant date, and PRSUs vest as described below. This mix of LTI awards provides NEOs with a combination of incentives and aligns them with the interests of shareholders.

In 2022, we further increased the percentage of performance-based awards so that 65% of NEO equity-based awards were granted as PRSUs.

Each NEO's 2021 LTI award had a targeted value at grant equal to a percentage of the NEO's base salary. In setting each NEO's LTI targeted value, the Compensation Committee considered a variety of factors, including, among others, peer group compensation and expectations regarding individual roles and responsibilities.

For 2021, the Compensation Committee approved the following annual LTI award values for our NEOs:

| NEO | PRSUs | RSUs | Total LTI Award |
|---|---|---|---|
| **Michael Goettler** | $5,460,000 | $3,640,000 | $9,100,000 |
| **Rajiv Malik** | $4,320,000 | $2,880,000 | $7,200,000 |
| **Sanjeev Narula** | $1,680,000 | $1,120,000 | $2,800,000 |
| **Anthony Mauro** | $1,920,000 | $1,280,000 | $3,200,000 |
| **Robert J. Coury** | $6,480,000 | $4,320,000 | $10,800,000 |

### 2021 Three-Year PRSU Performance Metrics

The 2021 grant of PRSUs was subject to Free Cash Flow and Gross Leverage Ratio metrics weighted at 60% and 40%, respectively, and one relative market performance metric (i.e., relative TSR using the S&P 500 Pharmaceutical Index), which is used as a modifier to determine the final payout percentage, as described below. The Free Cash Flow metric incentivizes effective use of Viatris' capital to drive cash flow generation, and the Gross Leverage Ratio performance metric further reinforces prudent balance sheet management. Each of these incentivized behaviors is closely aligned with our efforts to drive a durable and sustainable business. In addition, the relative TSR modifier impacts executive pay based on Viatris' performance as compared to industry competitors.

VIATRIS™

As shown in the table below, payouts under the 2021 PRSUs will be determined in two steps. First, in 2024, the outcome of the Free Cash Flow and Gross Leverage Ratio metrics will be assessed, resulting in an initial payout percentage of 50% for threshold performance (with 0% payout for below threshold performance) up to 150% for maximum performance, with linear interpolation for achievement between threshold and maximum. Second, the relative TSR metric will be applied as a modifier to the initial payout percentage, decreasing it by 30%, leaving it unaffected, or increasing it by 30%, in order to calculate the final payout percentage.

| Metric | Weighting | Threshold | Target | Maximum |
|---|---|---|---|---|
| Free Cash Flow* | 60% | $6,500 million | $7,500 million | $8,500 million |
| Gross Leverage Ratio** | 40% | 3.14x | 2.99x | 2.84x |
| Relative TSR of Peer Group*** | Multiplier | At or Below 25th Percentile of Peer Group | Between 25th and 75th Percentiles of Peer Group | At or Above 75th Percentile of Peer Group |
| Payout Opportunity (as % of Target) | | 35% | 100% | 195% |

* Free Cash Flow is derived from Viatris' audited financial statements in the same manner as Viatris' publicly reported free cash flow, except that the calculation for the 2021 PRSUs further adjusts the publicly reported measure for unplanned litigation gains or losses equal to or greater than $25 million in the aggregate, if any, for certain material asset sales, if any, and for proceeds from the sale of property, plant and equipment. Viatris' free cash flow as reported for the twelve months ended December 31, 2021 is reconciled to the most directly comparable U.S. GAAP measure in Appendix B.

** Gross Leverage Ratio is derived from Viatris' audited financial statements in the manner described in Appendix B.

*** Relative TSR is calculated by comparing the difference between Viatris' 30-day trailing average closing ordinary share price at the day before the beginning of the performance period and day before the end of the performance period plus any dividends paid during the performance period against the same metric for each company in the S&P 500 Pharmaceutical Index.

Payouts with respect to PRSUs granted in 2021 will be determined in early 2024 following the conclusion of the three-year performance cycle.

**Although we believe that Viatris stock is significantly undervalued and this modifier is measured on a three-year time frame, based on the relevant stock prices as of the close of business (5:00 p.m. Eastern Time) on September 30, 2022, any payouts of PRSUs would be automatically reduced by 30%.**

### Governance and Other Considerations Impacting Viatris Compensation Decisions

The Compensation Committee and Board proactively consider external governance-related developments and trends relating to executive compensation. In setting or approving executive compensation, the Compensation Committee and Board may consider, in addition to any corporate goals and objectives applicable to an individual executive, some or all of the following: recognition of individual performance and contributions; pay for performance; alignment with long-term shareholder interests; advancement of Company strategic goals; maintenance of an appropriate level of fixed and at-risk compensation; remaining competitive with companies within the Company's peer group; competition for executive talent; internal pay equity; leadership and mentoring skills and contributions; talent management; contributions to establishment or execution of corporate strategy; retention; compliance with applicable law and the Code of Business Conduct and Ethics and Company policy; and/or any other factors determined by the Board or the Compensation Committee to be in the interests of the Company.

The Compensation Committee and Board believe that each company must independently assess which market practices and trends are appropriate for the company at any particular time in the company's history and remain fully committed to maintaining a strong compensation governance philosophy that is aligned with shareholder interests and best practices. See also page 48.

### Commitment to Responsible, Shareholder-Aligned Compensation Governance Practices

The following table summarizes certain specific compensation-related governance practices adopted by the Compensation Committee and Board with respect to 2021 compensation. We note that implementation of many of these practices was responsive to comments from shareholders or otherwise endorsed by shareholders.

| What We Do | |
|---|---|
| ✓ | Maintain a significant portion of compensation aligned with shareholder interests and tied to share price or financial and operational business performance |
| ✓ | Employ metrics for annual and long-term incentives that support both short- and long-term strategies and align with shareholder interests, including a non-financial metric in the annual program tied to important product development initiatives |
| ✓ | Base long-term incentives heavily on performance-based metrics and short-term incentives entirely on performance-based metrics |
| ✓ | Set rigorous and measurable performance goals and periodically review and discuss our executives' performance |
| ✓ | Use double-trigger vesting for annual long-term incentive awards upon a change in control |
| ✓ | Retain independent compensation consultants that report directly to the Compensation Committee |
| ✓ | Maintain strong share ownership guidelines |
| ✓ | Maintain a robust clawback policy |
| ✓ | Engage with shareholders on compensation and governance matters |
| ✓ | Consider peer groups and market data in determining compensation |

| What We Don't Do | |
|---|---|
| X | New fixed-term NEO employment agreements |
| X | Excise tax gross-ups |
| X | Supplemental retirement agreements |
| X | Exercise positive discretion in determining annual incentive compensation or LTI payouts |
| X | Re-pricing of stock options without shareholder approval |
| X | Hedging or pledging of shares |

### Limited Perquisites

We provide certain limited perquisites to our NEOs, including the following:

- Each NEO receives a car allowance or the use of a leased vehicle and payment of certain ancillary expenses. The NEOs are responsible for paying any taxes incurred relating to this perquisite.
- Our NEOs take an extraordinarily active approach to overseeing and managing Viatris' global operations, which necessitates and will continue to necessitate a significant amount of U.S. domestic and international travel time due to our diverse business centers, manufacturing and other facilities, and many client and vendor locations around the world. Viatris provides management with access to corporate aircraft to assist in the management of Viatris' global platform by providing a more efficient and secure traveling environment, including where sensitive business issues may be discussed or reviewed, as well as maximum flexibility to our executives in the conduct of business. For reasons of business efficiency and continued security-related concerns (including personal security, especially given the global nature of Viatris' business, as well as privacy of business information and communications), we also may from time-to-time require certain executives to use corporate aircraft for business and personal purposes.

• For reasons of continued security-related concerns, we may from time-to-time provide certain NEOs with personal security.

### 401(k) Restoration Plan

The 401(k) Restoration Plan (the "Restoration Plan") permits employees (including NEOs) who earn compensation in excess of the limits imposed by Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "Code") to (i) defer a portion of base salary and bonus compensation, (ii) be (for employees other than the NEOs with a Retirement Benefit Agreement) credited with a Company matching contribution in respect of deferrals under the Restoration Plan, and (iii) be credited with Company non-elective contributions (to the extent made by Viatris), in each case, to the extent that participants otherwise would be able to defer or be credited with such amounts, as applicable, under Viatris' 401(k) plan if not for the limits on contributions and deferrals imposed by the Code. Company matching contributions immediately vest and Company non-elective contributions are subject to an initial three-year vesting period. Upon a change in control (as defined in the Restoration Plan), a participant will become 100% vested in any unvested portion of his or her non-elective contributions. Distributions of such participant's vested account balance will be made in a lump sum within 60 days following a participant's separation from service (or such later date as may be required by Section 409A of the Code).

### 2021 Share Ownership Requirements

Viatris maintains robust share ownership requirements for our NEOs. The requirement is expressed as a multiple of base salary and shown in the table below.

| Position | Ownership Requirement |
|---|---|
| Executive Chairman | 6x |
| Chief Executive Officer | 6x |
| President | 4x |
| Other NEOs | 3x |

In addition to the NEOs, the Viatris share ownership policy covers the most senior employees at Viatris to promote an ownership culture and further align the interests of those leaders with those of shareholders. Each covered employee has five years from the date they became subject to the policy to achieve the minimum ownership requirement. Common stock actually owned by the covered employee (including shares of common stock held by the covered employee in the Restoration Plan), as well as restricted shares and unvested RSUs and PRSUs (including corresponding DEUs) count toward compliance with these requirements.

### Clawback Policy

The Board has approved a clawback policy relating to incentive compensation programs. The policy provides that Viatris may take action to recoup annual incentive compensation and equity-based incentive compensation gains resulting from specified misconduct that causes Viatris to materially restate its financial statements.

The policy also provides that Viatris may take action to recoup some or all bonus and equity incentive compensation in the event of executive misconduct involving material violations of law or Viatris policy as well as failure to manage or monitor another individual who committed such misconduct, and that the Board or a designated Board committee will disclose the circumstances of any recoupment relating to such misconduct if required by law or regulation or if it determines that disclosure is in the best interests of Viatris and its shareholders.

In addition, Viatris has a number of other policies in effect that govern our executive team's behavior and that set out clear ethical expectations. Those policies, including our Code of Business Conduct and Ethics, empower Viatris to take a full range of disciplinary responses for any violations, and the Board and the Compensation Committee are not otherwise constrained from seeking to clawback from or deny compensation to any member of the executive team in

response to any breach of duties or ethics. The Board considers additional updates to the clawback policy from time-to-time. In addition, to the extent that the SEC adopts rules for clawback policies that require changes to our policy, we will respond accordingly.

### Anti-Hedging and Anti-Pledging Policy

Viatris has a securities trading policy that prohibits directors and Section 16 Officers and their respective designees from trading in hedging instruments or otherwise engaging in any transaction that limits or eliminates, or is designed to limit or eliminate, economic risks associated with the ownership of our securities. Hedging instruments are defined as any prepaid variable forward contracts, equity swaps, collars, exchange funds, insurance contracts, short sales, options, puts, calls or other instruments that hedge or offset, or are designed to hedge or offset, movements in the market value of our securities. For purposes of this policy, our securities include shares and options to purchase shares, and any other type of securities that we may issue, including but not limited to, preferred shares, notes, debentures, and warrants issued by Viatris or any parent, subsidiary, or subsidiary of any parent of Viatris, as well as any derivative financial instruments pertaining to such securities, whether or not issued by us, such as options and forward contracts.

The policy also prohibits Directors and Section 16 Officers and their respective designees from entering into any transaction that involves the holding of our securities in a margin account (other than the “cashless exercise” of stock options) or the pledging of our securities as collateral for loans. The Viatris Compensation Committee may approve exceptions to the prohibition on the use of margin accounts or pledging or securities if, among other factors, the Director or Section 16 Officer demonstrates, in advance, that he or she has the continuing financial capacity to repay any underlying loan or potential margin call without resorting to our securities held in such margin account or our pledged securities and is not in possession of any material information about the Company that has not been made widely available to the investing public.

### Consideration of Risk in Company Compensation Policies

The Compensation Committee has considered risk management in determining compensation policies and believes that our programs are designed appropriately to encourage outstanding, consistent, sustainable business performance over extended periods of time. Management and the Compensation Committee have considered and discussed the risks inherent in our business and the design of our compensation plans, policies and programs that are intended to drive the achievement of our long-term business objectives while avoiding excessive short-term risk-taking. In addition, we utilize a mix of objective performance measures, so that undue emphasis is not placed on one particular measure, and we employ different types of compensation to provide value over the short-, medium- and long-term. These performance measures are reevaluated annually in light of the evolving risk environment facing our business. When making compensation decisions, we also consider qualitative factors to avoid the consequences that an overly formulaic approach may have on excessive risk-taking by management. At least annually, the Compensation Committee also receives and discusses a report from Meridian Compensation Partners, LLC (“Meridian”), its independent compensation consultant, on risk management in connection with the Company’s compensation program.

The Compensation Committee believes that our compensation policies and practices do not encourage excessive risk and are not reasonably likely to have a material adverse effect on the Company.

### Role of the Compensation Committee

The Compensation Committee is comprised solely of independent Directors and oversees the design and implementation of our executive compensation programs. The Compensation Committee reviews and evaluates the performance of our NEOs and determines their compensation and objectives, or, in the case of our Executive Chairman and CEO, recommends compensation and objectives to the independent, non-executive members of the Board. The Compensation Committee monitors compensation trends and developments periodically and undertakes a comprehensive assessment of our compensation programs at least annually. In fulfilling these responsibilities, the Compensation Committee utilizes the support of independent compensation consulting firms, independent outside counsel, and an internal executive compensation team.

The Compensation Committee has retained Meridian to provide advice and information regarding the design and implementation of Viatris' executive compensation programs. Meridian also provided information to the Compensation Committee regarding regulatory and other technical developments that may be relevant to our executive compensation programs. In addition, Meridian provided the Compensation Committee with competitive market information, analyses and trends on executive base salary, annual incentives, long-term incentives, benefits and perquisites.

The Compensation Committee also receives advice from outside counsel including, but not limited to, Cravath, Swaine & Moore LLP.

The Compensation Committee performs an annual review of the independence of its outside advisors, consistent with NASDAQ requirements and the Compensation Committee charter.

### Tax Deduction Cap on Executive Compensation

Section 162(m) of the Code restricts the deductibility for U.S. federal income tax purposes of the compensation paid to the CEO, CFO, each of the other NEOs who was an executive officer at the end of the applicable fiscal year, and certain other executives to the extent that such compensation for such executive exceeds $1 million. As a result, except to the extent provided in limited transition relief, compensation over $1 million paid to any NEO is no longer deductible under Section 162(m) of the Code. The Board and the Compensation Committee reserve the right to provide compensation to our executives that is not deductible, including, but not limited to, when necessary to comply with contractual commitments, or to maintain the flexibility needed to attract talent, promote retention, or recognize and reward desired performance.

### Compensation Committee Report

We have reviewed and discussed the CD&A with management. Based on such review and discussions, we recommended to the Board that the CD&A be included in this Proxy Statement.

Respectfully submitted,

Melina Higgins, Chair
Neil Dimick
James M. Kilts
Pauline van der Meer Mohr

### Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during 2021 was an officer or employee of Viatris, was formerly an officer of Viatris, or had any relationship requiring disclosure by Viatris under Item 404 of Regulation S-K. During 2021, no executive officer of Viatris served on the compensation committee or board of another entity, one of whose executive officers served on the Compensation Committee or the Board of Viatris.

# Executive Compensation Tables

## 2021 Summary Compensation Table

The following summary compensation table sets forth the cash and non-cash compensation paid or granted to or earned by the NEOs. The 2021 compensation reflects the first full year of Viatris' simplified performance-based compensation program. Portions of reported 2020 compensation include one-time transaction-related items and address certain legacy company (Upjohn and Mylan) commitments that are not components of the Viatris 2021 compensation program.

| Name and Principal Position | Fiscal Year | Salary ($)(1) | Bonus ($)(2) | Stock Awards ($)(3) | Option Awards ($)(4) | Non-Equity Incentive Plan Compensation ($)(5) | Changes in Pension Value and Non-qualified Deferred Compensation Earnings ($)(6) | All Other Compensation ($)(7) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Michael Goettler** | 2021 | 1,300,000 | — | 9,100,015 | — | 3,716,115 | — | 553,462 | 14,669,592 |
| *Chief Executive Officer* | 2020 | 871,875 | 1,000,000 | 2,400,000 | — | 951,675 | — | 249,355 | 5,472,905 |
| **Sanjeev Narula** | 2021 | 800,000 | — | 2,800,011 | — | 1,524,560 | — | 526,114 | 5,650,685 |
| *Chief Financial Officer* | 2020 | 539,183 | 1,000,000 | 425,000 | — | 303,021 | — | 661,719 | 2,928,923 |
| **Rajiv Malik** | 2021 | 1,200,000 | — | 7,200,017 | — | 2,858,550 | — | 363,683 | 11,622,250 |
| *President* | 2020 | 1,155,769 | 2,500,000 | 6,210,015 | 690,001 | 2,358,386 | 336,290 | 851,522 | 14,101,983 |
| **Anthony Mauro** | 2021 | 800,000 | — | 3,200,017 | — | 1,753,244 | — | 296,654 | 6,049,915 |
| *President, Developed Markets* | 2020 | 800,000 | 1,000,000 | 2,880,022 | 320,005 | 1,501,164 | — | 243,446 | 6,744,637 |
| **Robert J. Coury** | 2021 | 1,800,000 | — | 10,800,010 | — | 5,145,390 | — | 806,678 | 18,552,078 |
| *Executive Chairman* | 2020 | 1,800,000 | 10,000,000 | 12,451,936 | — | 4,405,590 | — | 399,850 | 29,057,376 |

(1) Represents the base salary actually paid to the NEO in 2021 and 2020. The 2020 amount includes the salary paid by Mylan or Upjohn, as applicable, prior to the closing of the Combination and by Viatris after the closing of the Combination. For Mr. Coury, the amount includes the cash retainer received while serving as Mylan's non-executive Chairman from January 1, 2020 through April 15, 2020, his base salary for serving as Mylan's Executive Chairman from April 15, 2020 to the closing of the Combination, and his base salary for serving as Viatris' Executive Chairman for the remainder of 2020.

(2) In connection with the Combination in 2020, Messrs. Goettler and Narula each became entitled to receive a $1 million transaction-related payment previously granted to them by Pfizer. In connection with the Combination, Mr. Malik and Mr. Mauro received cash awards equal to $2.5 million and $1 million, respectively, in recognition of their significant efforts in connection with integration planning matters related to the Combination in addition to their customary responsibilities. In connection with the Combination, Mr. Coury received a one-time cash recognition award of $10 million (which recognized and rewarded Mr. Coury for, among other things: the fact that Mr. Coury assumed an executive role with Mylan in April 2020 but did not receive an annual equity grant at that time (which, had it been awarded, would have been valued at approximately $10.8 million); his strategic leadership of Mylan; the unexpected and significantly increased efforts expended by Mr. Coury on company matters since April 2020, including during the COVID-19 pandemic; his significant leadership in the analysis and negotiation relating to the Combination and integration planning matters with respect to the Combination; and his expected leadership, direction and efforts for the combined company so that shareholders can realize the significant opportunity and benefits that are expected from the Combination).

(3) Represents the grant date fair value of the long-term incentive awards granted to the NEO in 2021 and 2020, as applicable. The grant date fair value of PRSUs for 2021 is based on the target value and is as follows: Messrs. Goettler ($5,460,009), Narula ($1,680,004), Malik ($4,320,010), Mauro ($1,920,004) and Coury ($6,480,001). If the maximum achievement of performance goals had been assumed, the grant date fair value of the PRSUs for 2021 would have been as follows: Messrs. Goettler ($10,647,022), Narula ($3,276,011), Malik ($8,424,026), Mauro ($3,744,009) and Coury ($12,636,004). With respect to Messrs. Goettler and Narula's 2020 award, the grant date fair value represents cash-based awards granted by Pfizer in 2020 prior to the Combination, equal to $2,400,000 and $425,000, respectively. In connection with the Combination, these and certain other Pfizer awards were canceled and forfeited and Messrs. Goettler and Narula were granted Viatris RSUs to replace such forfeited Pfizer awards. With respect to Messrs. Malik and Mauro's 2020 award, the grant date fair value represents RSUs and PRSUs granted by Mylan in 2020 prior to the Combination. In the case of PRSUs, value is based on the target value as follows: Mr. Malik ($3,450,010) and Mr. Mauro ($1,600,014). In connection with the Combination, PRSUs were converted into an award of Viatris RSUs on a one-for-one basis assuming target level performance and RSUs were also converted into Viatris RSUs on a one-for-one basis. With respect to Mr. Coury, the grant date fair value of stock awards for 2020 represents the 1.6 million PRSUs granted by Viatris in connection with the Combination pursuant to his Value Creation Award, based on the Monte Carlo value equal to $12,451,936. For information regarding assumptions used in determining the expense of such awards, please refer to Note 13 to the Company's Consolidated Financial Statements contained in the Form 10-K.

(4) Represents the grant date fair value of the option awards granted by Mylan in 2020 prior to the Combination. In connection with the Combination, these option awards were converted into options to purchase shares of Viatris common stock on a one-for-one basis.

(5) Represents amounts paid under the Company's annual short-term incentive plan. For a discussion of this plan, see "2021 Annual Incentive Compensation Program" on page 50.

(6) Represents the aggregate change in present value of Mr. Malik's accumulated benefit under Mr. Malik's Retirement Benefit Agreement. Mr. Malik's Retirement Benefit Agreement was frozen as of the Combination and Mr. Malik no longer accrues additional benefits under the agreement. In computing this amount, we used the same assumptions that were used to determine the expense amounts recognized in our 2020 financial statements. In 2020, the impact of a decrease in the applicable discount rates led to an increase in the present value of accumulated benefits of $336,290 for Mr. Malik. For further information concerning Mr. Malik's Retirement Benefit Agreement, see the Pension Benefits for 2021 Table on page 63. Messrs. Goettler and Narula participated in pension plans of Pfizer prior to the Combination, and Pfizer retained all liabilities with respect to such plans.

(7) Amounts shown in this column are detailed in the following chart.

| Name | Fiscal Year | Use of Company Provided Automobile ($)(a) | Personal Use of Company Aircraft ($)(b) | Expatriate Benefits ($)(c) | 401(k) and Profit Sharing Plan Matching and Profit Sharing Contribution ($)(d) | Restoration Plan Contribution ($)(e) | Other ($)(f) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Michael Goettler | 2021 | 19,451 | 58,797 | 227,481 | 30,300 | 215,784 | 1,649 | 553,462 |
| | 2020 | 2,400 | — | 43,863 | 9,750 | 193,199 | 143 | 249,355 |
| Sanjeev Narula | 2021 | 19,200 | — | 336,440 | 26,454 | 139,419 | 4,601 | 526,114 |
| | 2020 | 2,400 | — | 631,856 | 7,231 | 20,089 | 143 | 661,719 |
| Rajiv Malik | 2021 | 6,847 | 62,141 | 26,036 | 32,700 | 228,787 | 7,172 | 363,683 |
| | 2020 | 2,204 | 9,482 | 606,221 | 31,222 | 182,052 | 20,341 | 851,522 |
| Anthony Mauro | 2021 | 19,200 | 9,150 | — | 31,570 | 230,711 | 6,023 | 296,654 |
| | 2020 | 19,200 | — | — | 31,484 | 189,360 | 3,402 | 243,446 |
| Robert J. Coury | 2021 | 24,563 | 29,184 | — | 31,377 | 680,312 | 41,242 | 806,678 |
| | 2020 | 25,111 | 30,363 | — | 28,300 | 275,306 | 40,770 | 399,850 |

(a) In the case of Messrs. Goettler, Narula, Mauro, and Coury, these costs represent a vehicle allowance and ancillary expenses associated with such vehicle. In the case of Mr. Malik, this number represents the cost of a vehicle (based on lease value), insurance and ancillary expenses associated with such vehicle.

(b) Amounts disclosed represent the actual aggregate incremental costs associated with the personal use of corporate aircraft. Incremental costs include annual average hourly fuel and maintenance costs, landing and parking fees, customs and handling charges, passenger catering and ground transportation, crew travel expenses, away from home hanger fees, and other trip-related variable costs. Because the aircrafts are used primarily for business travel, incremental costs exclude fixed costs that do not change based on usage, such as pilots' salaries, aircraft purchase or lease costs, home-base hangar costs, and certain maintenance fees. Aggregate incremental cost as so determined with respect to personal deadhead flights is allocable to the NEO. In certain instances where there are both business and personal passengers, the incremental costs per hour are pro-rated.

(c) For 2021, amounts disclosed include for Messrs. Goettler and Narula the value of certain one-time, non-recurring expatriate, repatriation and relocation benefits of $227,481 and $336,440, respectively. For 2020, amounts for Messrs. Goettler and Narula, include the value of certain one-time, non-recurring expatriate, repatriation and relocation benefits of $43,863 and $631,856, respectively, paid by Pfizer and/or Viatris in 2020. Repatriation for Messrs. Goettler and Narula occurred on September 30, 2020. For 2021, the amount disclosed for Mr. Malik represents one-time, non-recurring immigration expenses of $26,036. For 2020, the amount disclosed reflects expatriate benefits for Mr. Malik that represent income taxes paid by Mylan in connection with Mr. Malik's expatriate assignment to the United States from India effective January 1, 2012. Specifically, Mr. Malik was responsible for, and continued to pay taxes equal to those he would have been obligated to pay had he maintained his principal work location and residence in India rather than having transferred, at Mylan's request, to the United States, while Mylan generally paid for all additional taxes, including Mr. Malik's tax obligations on the imputed income associated with Mylan's payment of taxes on his behalf. This amount for Mr. Malik is net of Mylan's estimated tax refunds for each year. The estimated refund was $274,822 for 2020. Mr. Malik is no longer eligible for these legacy tax equalization benefits.

(d) For 2021, amounts for each NEO include a matching contribution for Messrs. Goettler ($10,000), Narula ($6,154), Malik ($12,400), Mauro ($11,270), and Coury ($11,077) and a profit sharing contribution received in March 2022 in respect of fiscal year 2021 to each of Messrs. Goettler, Narula, Malik, Mauro, and Coury ($20,300). For 2020, amounts disclosed for each NEO include a matching contribution for Messrs. Narula ($1,231), Malik ($14,122), Mauro ($14,384), and Coury ($11,200) and a profit sharing contribution received in March 2021 in respect of fiscal year 2020 for Messrs. Goettler ($9,750) and Narula ($6,000) and to each of Messrs. Malik, Mauro, and Coury ($17,100).

(e) For 2021, amounts disclosed include a matching contribution under the Restoration Plan for Messrs. Goettler ($78,467), Narula ($80,782), Mauro ($89,930), and Coury ($266,221), and a profit sharing contribution under the Restoration Plan received in March 2022 in respect of fiscal year 2021 for Messrs. Goettler ($137,317), Narula ($58,637), Malik ($228,787), Mauro ($140,781), and Coury ($414,091). For 2020, amounts disclosed include, for Messrs. Goettler, Mauro and Coury a matching contribution under the Restoration Plan of $36,467, $130,584, and $215,857, respectively, and a profit sharing contribution under the Restoration Plan received in March 2021 in respect of fiscal year 2020 for each of Messrs. Malik, Mauro, and Coury equal to $182,052, $58,776, and $59,449, respectively. Amounts disclosed for Messrs. Goettler and Narula include Retirement Savings Contributions under Pfizer's plans in the amount of $156,732 and $20,089, respectively.

(f) For 2021, amounts disclosed represent health insurance for Messrs. Malik and Coury ($11,601); certain personal security services for Mr. Coury ($29,233); international travel assistance premiums for each of the NEOs; events for Messrs. Narula, Malik, and Mauro; tax preparation services related to U.K. tax returns for Messrs. Malik and Mauro; and long-term disability premiums for Messrs. Goettler, Narula, Malik, and Mauro. For 2020, amounts disclosed represent health insurance for Messrs. Malik and Coury ($29,102); certain personal security services for Messrs. Malik and Coury; events for Mr. Malik; tax preparation services related to U.K. tax returns for Messrs. Mauro and Coury; long-term disability premiums for Messrs. Goettler, Narula, Malik, Mauro, and Coury; and international travel assistance premiums for Messrs. Malik, Mauro, and Coury.

## Grants of Plan-Based Awards for 2021

The following table summarizes grants of plan-based awards made to each NEO during 2021.

| | | | Estimated Future Payments Under Non-Equity Incentive Plan Awards[(1)] | | | Estimated Future Payments Under Equity Incentive Plan Awards[(2)] | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Approval Date | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | All Other Stock Awards: Number of Shares of Stock or Units (#)[(3)] | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($)[(4)] |
| **Michael Goettler** | | | 975,000 | 1,950,000 | 3,900,000 | — | — | — | — | — | — | — |
| | 3/2/2021 | 3/2/2021 | — | — | — | 133,731 | 382,086 | 745,068 | — | — | — | 5,460,009 |
| | 3/2/2021 | 3/2/2021 | — | — | — | — | — | — | 254,724 | — | — | 3,640,006 |
| **Sanjeev Narula** | | | 400,000 | 800,000 | 1,600,000 | — | — | — | — | — | — | — |
| | 3/2/2021 | 3/2/2021 | — | — | — | 41,148 | 117,565 | 229,252 | — | — | — | 1,680,004 |
| | 3/2/2021 | 3/2/2021 | — | — | — | — | — | — | 78,377 | — | — | 1,120,007 |
| **Rajiv Malik** | | | 750,000 | 1,500,000 | 3,000,000 | — | — | — | — | — | — | — |
| | 3/2/2021 | 3/2/2021 | — | — | — | 105,809 | 302,310 | 589,505 | — | — | — | 4,320,010 |
| | 3/2/2021 | 3/2/2021 | — | — | — | — | — | — | 201,540 | — | — | 2,880,007 |
| **Anthony Mauro** | | | 460,000 | 920,000 | 1,840,000 | — | — | — | — | — | — | — |
| | 3/2/2021 | 3/2/2021 | — | — | — | 47,026 | 134,360 | 262,002 | — | — | — | 1,920,004 |
| | 3/2/2021 | 3/2/2021 | — | — | — | — | — | — | 89,574 | — | — | 1,280,012 |
| **Robert J. Coury** | | | 1,350,000 | 2,700,000 | 5,400,000 | — | — | — | — | — | — | — |
| | 3/2/2021 | 3/2/2021 | — | — | — | 158,713 | 453,464 | 884,255 | — | — | — | 6,480,001 |
| | 3/2/2021 | 3/2/2021 | — | — | — | — | — | — | 302,310 | — | — | 4,320,010 |

(1) The performance goals under the annual incentive compensation program applicable to the NEOs during 2021 are described above in the CD&A. For a discussion of these awards, see "2021 Annual Incentive Compensation Program" on pages 50 to 51 of this Proxy Statement.

(2) Consists of PRSUs awarded under the Viatris 2020 Stock Plan. The vesting terms applicable to these awards are described above in the CD&A and below following the Outstanding Equity Awards at the End of 2021 table.

(3) Consists of RSUs awarded under the Viatris 2020 Stock Plan. The vesting terms applicable to these awards are described above in the CD&A and below following the Outstanding Equity Awards at the End of 2021 table.

(4) Represents the grant date fair value of the specific award granted to the NEO. For information regarding assumptions used in determining such value, please refer to Note 13 to the Company's Consolidated Financial Statements contained in the Form 10-K.

## Outstanding Equity Awards at the End of 2021

The following table sets forth information concerning all of the outstanding LTI awards held by each NEO as of December 31, 2021.

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable[1] | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[2] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2] |
| **Michael Goettler** | — | — | — | — | 55,248[3] | 747,499 | — | — |
| | — | — | — | — | 122,842[3] | 1,662,055 | — | — |
| | — | — | — | — | 260,812[4] | 3,528,780 | 391,217[5] | 5,293,170 |
| **Sanjeev Narula** | — | — | — | — | 21,754[3] | 294,328 | — | — |
| | — | — | — | — | 80,250[4] | 1,085,784 | 120,375[5] | 1,628,669 |
| **Rajiv Malik** | 34,389 | — | 55.84 | 3/5/2024 | — | — | — | — |
| | 41,637 | — | 50.66 | 11/17/2025 | — | — | — | — |
| | 50,168 | — | 46.27 | 2/17/2026 | — | — | — | — |
| | 65,574 | — | 45.18 | 3/3/2027 | — | — | — | — |
| | 71,600 | — | 40.97 | 3/2/2028 | — | — | — | — |
| | 40,035 | 20,018 | 27.45 | 3/1/2029 | — | — | — | — |
| | 28,291 | 56,580 | 17.48 | 3/2/2030 | — | — | — | — |
| | — | — | — | — | 33,516[6] | 453,471 | — | — |
| | — | — | — | — | 125,684[7] | 1,700,505 | — | — |
| | — | — | — | — | 105,263[6] | 1,424,208 | — | — |
| | — | — | — | — | 197,369[7] | 2,670,403 | — | — |
| | — | — | — | — | 206,356[4] | 2,792,003 | 309,535[5] | 4,188,005 |
| **Anthony Mauro** | 4,266 | — | 23.44 | 2/22/2022 | — | — | — | — |
| | 3,236 | — | 30.90 | 3/6/2023 | — | — | — | — |
| | 12,009 | — | 55.84 | 3/5/2024 | — | — | — | — |
| | 16,265 | — | 50.66 | 11/17/2025 | — | — | — | — |
| | 27,314 | — | 46.27 | 2/17/2026 | — | — | — | — |
| | 29,275 | — | 45.18 | 3/3/2027 | — | — | — | — |
| | 29,833 | — | 40.97 | 3/2/2028 | — | — | — | — |
| | 18,567 | 9,284 | 27.45 | 3/1/2029 | — | — | — | — |
| | 13,121 | 26,240 | 17.48 | 3/2/2030 | — | — | — | — |
| | — | — | — | — | | | — | — |
| | — | — | — | — | 15,544[6] | 210,310 | — | — |
| | — | — | — | — | 58,288[7] | 788,637 | — | — |
| | — | — | — | — | 48,818[6] | 660,508 | — | — |
| | — | — | — | — | 91,534[7] | 1,238,455 | — | — |
| | — | — | — | — | 91,715[4] | 1,240,900 | 137,571[5] | 1,861,336 |
| **Robert J. Coury** | 4,266 | — | 23.44 | 2/22/2022 | — | — | — | — |
| | 3,236 | — | 30.90 | 3/6/2023 | — | — | — | — |
| | 58,952 | — | 55.84 | 3/5/2024 | — | — | — | — |
| | 63,235 | — | 50.66 | 11/17/2025 | — | — | — | — |
| | 82,776 | — | 46.27 | 2/17/2026 | — | — | — | — |
| | — | — | — | — | — | — | 1,600,000[8] | 21,648,000 |
| | — | — | — | — | 309,535[4] | 4,188,005 | 464,301[5] | 6,281,994 |

(1) Vesting dates applicable to unvested stock options are as follows, in each case, generally subject to continued employment with Viatris: on March 2, 2022, the unvested options at the $27.45 exercise price for Messrs. Malik and Mauro vested and one-half of the unvested stock options at the $17.48 exercise price for Messrs. Malik and Mauro vested. Subject to applicable employment agreement provisions, following termination of employment, vested stock options will generally remain exercisable for 30 days following termination, except that (i) in the case of termination because of disability, 100% of options become vested and vested options will remain exercisable for two years following termination; (ii) in the case of a termination due to a reduction in force, vested options will remain exercisable for one year following termination; (iii) in the case of death, including within two years following termination because of disability, or, in the case of options granted prior to January 1, 2017, retirement, 100% of options become vested and vested options will remain exercisable for the remainder of the original term; and (iv) in the case of an involuntary termination without cause or a voluntary resignation for good reason that occurs within two years following a change in control, 100% of options become vested (double-trigger awards) and remain exercisable for the remainder of the original term.

(2) The market value of RSUs and PRSUs was calculated using the closing price of the Company's shares as of December 31, 2021, $13.53.

(3) In connection with the Combination, Viatris granted Make-Whole RSU awards to Messrs. Goettler and Narula to replace the Pfizer equity awards forfeited by such NEOs. These Make-Whole RSU awards have the same vesting schedule as the original Pfizer awards and will cliff-vest on the third anniversary of the original grant date. On February 28, 2022, Mr. Goettler vested in 55,248 RSUs; Mr. Goettler is expected to vest in 122,842 RSUs and Mr. Narula is expected to vest in 21,754 RSUs on February 27, 2023. Amounts include all accrued and unvested whole share DEUs that vest only to the extent and at the same time the underlying award on which they are issued vest. In accordance with their terms, all of these awards would vest upon an involuntary termination without cause or a voluntary resignation for good reason that occurs within two years following a change in control (double-trigger awards) or upon the executive's death or disability. For any other termination reason, these RSUs will be forfeited.

(4) Of the 260,812 RSUs held by Mr. Goettler, 86,938 vested on March 2, 2022 and 86,937 will vest on March 2, 2023 and March 2, 2024; of the 80,250 RSUs held by Mr. Narula, 26,750 vested on March 2, 2022 and 26,749 will vest on March 2, 2023 and 26,751 will vest on March 2, 2024; of the 206,356 RSUs held by Mr. Malik, 68,785 vested on March 2, 2022 and 68,785 will vest on March 2, 2023 and 68,786 will vest on March 2, 2024; of the 91,715 RSUs held by Mr. Mauro, 30,572 vested on March 2, 2022 and 30,571 will vest on March 2, 2023 and 30,572 will vest on March 2, 2024; of the 309,535 RSUs held by Mr. Coury, 103,179 vested on March 2, 2022 and 103,178 will vest on March 2, 2023 and March 2, 2024. Amounts include all accrued and unvested whole share DEUs that vest only to the extent and at the same time the underlying award on which they are issued vest.

(5) The PRSUs will vest on March 2, 2024, subject to attainment of performance goals. Amounts include all accrued and unvested whole share DEUs that vest only to the extent and at the same time the underlying award on which they are issued vest.

(6) The 33,516 RSUs held by Mr. Malik, and 15,554 RSUs held by Mr. Mauro vested on March 2, 2022; of the 105,263 RSUs held by Mr. Malik, 52,631 vested on March 2, 2022 and 52,632 will vest on March 2, 2023 and of the 48,818 RSUs held by Mr. Mauro, 24,409 RSUs vested on March 2, 2022 and 24,409 will vest on March 2, 2023. In accordance with their terms, all of these awards would vest upon an involuntary termination without cause or a voluntary resignation for good reason that occurs within two years following a change in control (double-trigger awards) or upon the executive's death or disability.

(7) Mr. Malik is expected to vest in 197,369 shares and Mr. Mauro is expected to vest in 91,534 shares which represents 100% of their original target PRSUs. In accordance with their terms, all of these awards would vest upon an involuntary termination without cause or a voluntary resignation for good reason that occurs within two years following a change in control (double-trigger awards) or upon the executive's death or disability. The remaining converted Viatris RSUs are expected to vest upon the earliest to occur of (i) March 2, 2023, (ii) an involuntary termination without cause or a voluntary resignation for good reason within two years following a change in control, and (iii) the executive's death or disability.

(8) The PRSUs were granted on November 23, 2020 and are divided into five separate vesting tranches requiring share price appreciation and shareholder returns (including dividends and other distributions) of 25%, 50%, 75%, 100% and 150% from the date of grant through December 30, 2025. In the case of the first three tranches, the PRSUs are subject to a retention requirement through the first anniversary of achieving the shareholder return goal, and in the case of the final two tranches, the PRSUs are subject to a retention requirement through the term of the award. The PRSUs would vest in full upon termination of employment without cause, resignation for good reason, disability, or death.

## Option Exercises and Stock Vested for 2021

The option awards and stock awards reflected in the table below were exercised or became vested for the NEOs during 2021.

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Michael Goettler | — | — | 3,499 | 54,235 |
| Sanjeev Narula | — | — | — | — |
| Rajiv Malik | — | — | 174,017 | 2,486,703 |
| Anthony Mauro | — | — | 76,565 | 1,094,114 |
| Robert J. Coury | — | — | 250,000 | 3,590,000 |

## Pension Benefits for 2021

The following table summarizes Mr. Malik's benefits as of December 31, 2021 under The Executive Plan for Rajiv Malik (the "Executive Plan") and Mr. Malik's Retirement Benefit Agreement (the "Malik RBA"). The Malik RBA was frozen in November 2020. Mr. Malik will not accrue any additional benefits pursuant to the agreement. The Executive Plan is a deferred compensation plan to which the Company no longer contributes, though the value of the benefit may change depending on the performance of investments. The Company does not sponsor any other defined benefit pension programs covering the NEOs.

| Name | Plan Name(1) | Number of Years of Credited Service (#) | Present Value of Accumulated Benefit ($)(2) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Michael Goettler | N/A | N/A | — | — |
| Sanjeev Narula | N/A | N/A | — | — |
| Rajiv Malik | The Executive Plan for Rajiv Malik(3) | N/A | 509,732 | — |
| Rajiv Malik | Retirement Benefit Agreement(4) | 15 | 5,342,449 | — |
| Anthony Mauro | N/A | N/A | — | — |
| Robert J. Coury | N/A | N/A | — | — |

(1) Messrs. Goettler, Narula, Mauro and Coury are not party to a defined benefit pension arrangement.
(2) See pages 55 and 58 of this Proxy Statement for further information on the value of the accumulated pension benefit.
(3) This is a deferred compensation plan established for the benefit of Mr. Malik. The Company is no longer contributing to this plan.
(4) The Malik RBA has been frozen. Mr. Malik no longer accrues any additional benefits under the agreement.

## Nonqualified Deferred Compensation

The following table sets forth information relating to the Restoration Plan for 2021.

| Name | Aggregate Balance at Last FYE ($) | Executive Contributions in Last FY ($) | Company Profit Sharing and Match Contributions in Last FY ($) | Aggregate Earnings (Loss) in Last FY ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at FYE ($) |
|---|---|---|---|---|---|---|
| Michael Goettler | — | 78,467 | 78,467 | 9,725 | — | 166,659 |
| Sanjeev Narula | — | 25,846 | 25,846 | 1,296 | — | 52,988 |
| Rajiv Malik | 709,248 | — | 182,052 | 129,026 | — | 1,020,327 |
| Anthony Mauro | 2,513,831 | 80,447 | 139,223 | 135,284 | — | 2,868,785 |
| Robert J. Coury | 85,796 | 236,624 | 296,073 | 37,510 | — | 656,003 |

## Estimated Potential Payments in Connection with a Termination of Employment or Change in Control

The following discussion summarizes the potential payments and benefits that would have been payable to each of the NEOs upon a termination of employment or upon a change in control, in each case, as of December 31, 2021. The amounts discussed below exclude (i) 401(k) retirement plan contributions and distributions that are generally available to all salaried employees, (ii) payments pursuant to vested Restoration Plan balances and vested rights under Retirement Benefit Agreements, (iii) payments pursuant to awards scheduled to vest on or before December 31, 2021 by their terms, (iv) any amounts that may be due at the time of an event in the table below in respect of accrued and unpaid salary, bonuses, or vacation, and (v) the value of each NEO's annual bonus for the 2021 completed fiscal year as the year was complete as of December 31, 2021. These are estimates only and actual amounts payable upon such terminations may be different and will only be determined upon the actual occurrence of any such event.

### Michael Goettler

Mr. Goettler is entitled to severance payments and benefits upon certain terminations of employment pursuant to an agreement with Viatris and his equity award agreements with Viatris.

***Resignation for Good Reason or Termination Without Cause***. If Mr. Goettler's employment was terminated on December 31, 2021 by Viatris without cause, he would have been entitled to (1) payment equal to two and a half times the sum of his base salary and his target annual bonus in effect at the time of such termination, payable in equal installments and (2) full vesting of his unvested Make-Whole RSUs (which vesting with respect to the Make-Whole RSUs would also apply in the event of a resignation for good reason). The estimated values of such payments and benefits, assuming a December 31, 2021 termination, would have been (i) $8,125,000, in respect of cash severance, and (ii) $2,409,554, in respect of the vesting of his Make-Whole RSUs. If Mr. Goettler's employment was terminated on December 31, 2021 by Viatris without cause or if Mr. Goettler were to resign for good reason in connection with a change in control (excluding the Combination), in addition to the payments and benefits described in the preceding sentence, he would have been entitled to full vesting of his annual Viatris LTI awards granted in 2021 with any PRSUs granted in 2021 vesting based on target performance. The estimated value of such 2021 LTI awards, assuming a December 31, 2021 termination in connection with a change in control, was $8,821,950.

***Termination due to Death or Disability.*** If Mr. Goettler's employment was terminated on December 31, 2021 due to death or disability, he would have been entitled to full vesting of his unvested RSUs and PRSUs. The estimated value of such payments and benefits, assuming a December 31, 2021 termination, would have been (i) $2,409,554, in respect of the vesting of his Make-Whole RSUs, and (ii) $8,821,950, in respect of the vesting of his annual Viatris LTI awards granted in 2021. Mr. Goettler is not entitled to cash severance payments in connection with a termination of employment due to death or disability.

### Sanjeev Narula

Mr. Narula is entitled to severance payments and benefits upon certain terminations of employment pursuant to an agreement with Pfizer (which was assumed by Viatris) (the "Retention Letter") and his equity award agreements with Viatris.

***Termination Without Cause***. If Mr. Narula's employment was terminated on December 31, 2021 by Viatris without cause (as defined in the Retention Letter or equity award agreements), he would have been entitled to (1) payment equal to two times the sum of his base salary and his highest annual bonus paid by Pfizer, Upjohn or Viatris in respect of the four calendar years preceding his date of termination (even if paid in a later year), payable in equal installments and (2) full vesting of his unvested Make-Whole RSUs. The estimated values of such payments and benefits, assuming a December 31, 2021 termination, would have been (i) $2,214,024, in respect of cash severance, and (ii) $294,328, in respect of the vesting of his Make-Whole RSUs. If Mr. Narula's employment was terminated on December 31, 2021 by Viatris without cause in connection with a change in control (excluding the Combination), in addition to the payments and benefits described in the preceding sentence, he would have been entitled to full vesting of his annual Viatris LTI

awards granted in 2021 with any PRSUs granted in 2021 vesting based on target performance. The estimated value of such 2021 LTI awards, assuming a December 31, 2021 termination in connection with a change in control, was $2,714,453.

***Termination due to Death or Disability.*** If Mr. Narula's employment was terminated on December 31, 2021 due to death or disability, he would have been entitled to full vesting of his unvested RSUs and PRSUs. The estimated value of such payments and benefits, assuming a December 31, 2021 termination, would have been (i) $294,328, in respect of the vesting of his Make-Whole RSUs, and (ii) $2,714,453, in respect of the vesting of his annual Viatris LTI awards granted in 2021. Mr. Narula is not entitled to cash severance payments in connection with a termination of employment due to death or disability.

### Rajiv Malik

Mr. Malik is entitled to severance payments and benefits upon certain terminations of employment pursuant to his Transition and Succession Agreement with Mylan (which was assumed by Viatris) and his equity award agreements with Viatris. Because the Combination constituted a change in control of Mylan, the Transition and Succession Agreement will apply to terminations of employment through the 24-month anniversary of the Combination.

***Resignation for Good Reason, Termination Without Cause or Termination due to Death or Disability***. If Mr. Malik's employment was terminated on December 31, 2021 by Viatris without cause, upon resignation for good reason or due to his death or disability (in each case, as defined in the Transition and Succession Agreement or equity award agreements), he would have been entitled to (1) a lump sum payment equal to three times the sum of his base salary and highest bonus paid, (2) three years of continued health and other benefits, and (3) full vesting of his RSUs and stock options held prior to the Combination. Mr. Malik is also entitled to participate in the Company's Supplemental Health Insurance Plan for certain retired executives following a termination of employment. In connection with the Combination, Mr. Malik waived his right to a Section 280G excise tax gross up. The estimated values of such payments and benefits, assuming a December 31, 2021 termination, would have been (i) $11,250,364, in respect of cash severance and other benefits, and (ii) $6,248,587, in respect of the vesting of his RSUs and stock options. If Mr. Malik's employment was terminated on December 31, 2021 by Viatris without cause or if Mr. Malik resigned for good reason in connection with a change in control, in addition to the payments and benefits described in the preceding sentence, he would be entitled to full vesting of his annual Viatris LTI awards granted in 2021 with any PRSUs granted in 2021 vesting based on target performance. The estimated value of such 2021 LTI awards, assuming a December 31, 2021 termination in connection with a change in control, was $6,980,008.

### Anthony Mauro

Mr. Mauro is entitled to severance payments and benefits upon certain terminations of employment pursuant to his Transition and Succession Agreement with Mylan (which was assumed by Viatris) and his equity award agreements with Viatris. Because the Combination constituted a change in control of Mylan, the Transition and Succession Agreement will apply to terminations of employment through the 24-month anniversary of the Combination.

***Resignation for Good Reason, Termination Without Cause or Termination due to Death or Disability***. If Mr. Mauro's employment was terminated on December 31, 2021 by Viatris without cause, upon resignation for good reason or due to his death or disability (in each case, as defined in the Transition and Succession Agreement or equity award agreements), he would have been entitled to (1) a lump sum payment equal to three times the sum of his base salary and highest bonus paid, (2) three years of continued health and other benefits, and (3) full vesting of his RSUs and stock options held prior to the Combination. In connection with the Combination, Mr. Mauro waived his right to a Section 280G tax gross up. The estimated values of such payments and benefits, assuming a December 31, 2021 termination, would have been (i) $7,034,845, in respect of cash severance and other benefits, and (ii) $2,897,910, in respect of the vesting of his RSUs and stock options. If Mr. Mauro's employment was terminated on December 31, 2021 by Viatris without cause or if Mr. Mauro resigned for good reason in connection with a change in control, in addition to the payments and benefits described in the preceding sentence, he would be entitled to full vesting of his annual Viatris LTI awards granted in 2021 with any PRSUs granted in 2021 vesting based on target performance. The estimated value of such 2021 LTI awards, assuming a December 31, 2021 termination in connection with a change in control, was $3,102,235.

### Robert J. Coury

Mr. Coury is entitled to severance payments and benefits upon certain terminations of employment pursuant to his Executive Employment Agreement and his equity award agreements with Viatris.

***Resignation for Good Reason, Termination Without Cause or Termination due to Death or Disability***. If Mr. Coury's employment was terminated on December 31, 2021 by Viatris without cause, upon resignation for good reason, due to his death or disability (in each case, as defined in the Executive Employment Agreement) or in connection with a change in control, he would have been entitled to (1) a lump sum payment equal to three times the sum of his base salary and target or highest bonus paid, (2) three years of continued health and other benefits, and (3) full vesting of his RSUs and PRSUs (including his Value Creation Incentive Award and with any PRSUs granted in 2021 vesting based on target performance). The estimated values of such payments and benefits, assuming a December 31, 2021 termination, would have been (i) $18,765,326, in respect of cash severance and other benefits, and (ii) $32,645,999, in respect of the vesting of his RSUs and PRSUs. These amounts would not be enhanced if these events occurred following a change in control of Viatris.

## CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our global employee population (legacy Mylan and legacy Upjohn) and the annual total compensation of our CEO, Michael Goettler. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Regulation S-K Item 402(u). The ratio of Mr. Goettler's annual total compensation for 2021, as reported in the Summary Compensation Table on page 58 in this Proxy Statement, to the median employee annual total compensation determined on the same basis was 398:1. For 2021, the annual total compensation along with the value of employer provided benefits of our median employee was $36,865 and $14,685,594 for the CEO.

To identify our median employee, we prepared a list of Viatris employees throughout the world as of December 31, 2021. We determined that as of December 31, 2021, our total number of U.S. employees was approximately 4,350 and our total number of non-U.S. employees was approximately 33,000. No employees were excluded from the employee population.

We chose base salary as our consistently applied compensation measure. We then calculated an annual base salary for each employee, annualizing pay for those employees who commenced work during 2021 and for any employees who were on leave for a portion of 2021. For hourly employees, we used a reasonable estimate of hours worked to determine annual base pay. Our median employee is located in India, which reflects the true global nature of our organization and the fact that we are a diversified company within our peer group whose employees participate in all aspects of bringing our products to market, from R&D to manufacturing. This diversification should be considered by readers who would compare our CEO Pay Ratio to those within our peer or industry group and reflects differences in pay demographics among those groups. Pay ratios may not be comparable because of different employee populations, geographic distribution of employees, compensation practices and companies may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Item 3

# Ratification of the Selection of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2022

The Audit Committee has appointed Deloitte & Touche LLP as Viatris' independent registered public accounting firm for the fiscal year ending December 31, 2022 and has further directed that the selection of the independent registered public accounting firm be submitted to shareholders for ratification at the 2022 Annual Meeting.

Representatives of Deloitte are expected to be in attendance at the 2022 Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement if they so desire.

While shareholder ratification of the selection of Deloitte is not required by the Company's Bylaws or other governing documents or law, the Board is submitting the selection of Deloitte to our shareholders for ratification as the Board believes it is a matter of good corporate governance. If shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Deloitte. Even if the selection is ratified, the Audit Committee in its discretion may direct the selection of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

**Board Recommendation**

Viatris' Board recommends a vote **"FOR"** ratification of the selection of Deloitte as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022.

## Principal Accounting Fees and Services

In connection with the Combination, on November 19, 2020, the Audit Committee dismissed KPMG LLP as the Company's independent registered public accounting firm and appointed Deloitte to serve in that role going forward. Mylan is the accounting acquirer in the Combination, and Deloitte had served as Mylan's independent registered public accounting firm since 1976. As a result, the fees described below for 2020 relate to fees paid by Mylan to Deloitte prior to the Combination and fees paid by Viatris to Deloitte following the closing of the Combination on November 16, 2020. Deloitte has audited Viatris' financial statements for the fiscal years ended December 31, 2021 and 2020. No relationships exist with Deloitte other than the usual relationship between such a firm and its client. Details about the nature of the services provided by, and fees Viatris and Mylan paid to, Deloitte and affiliated firms for such services during 2021 and 2020 are set forth below.

| | In Millions | |
|---|---|---|
| | 2021 | 2020 |
| Audit Fees(1) | $12.29 | $11.93 |
| Audit Related Fees(2) | 0.19 | 0.21 |
| Tax Fees(3) | 0.27 | 2.38 |
| All Other Fees(4) | 0.10 | — |
| **Total Fees** | **$12.85** | **$14.52** |

(1) Represents fees for professional services provided for the audit of the Company's annual consolidated financial statements, the audit of the Company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, reviews of the Company's quarterly condensed consolidated financial statements, audit services provided in connection with other statutory or regulatory filings, and accounting, reporting and disclosure matters.

(2) Represents fees for assurance services related to the audit of the Company's annual consolidated financial statements, including statutory audits of certain of the Company's subsidiaries, the audit of the Company's employee benefit plans, comfort letters, certain SEC filings and other agreed-upon procedures.

(3) Represents fees primarily related to tax return preparation, tax planning and tax compliance support services, as well as fees related to tax advice provided in connection with the Combination.

(4) Represents fees related primarily to advisory services.

## Audit Committee Pre-Approval Policy

The Audit Committee has a policy regarding pre-approval of audit, audit-related, tax and other services that the independent registered public accounting firm may perform for Viatris. Under the policy, the Committee must review and pre-approve on an individual basis any requests for audit, audit-related, tax and other services not covered by certain services pre-approved by the Committee up to certain amounts. All services performed by Deloitte during 2021 and 2020 were pre-approved by the Audit Committee or, with respect to periods prior to November 16, 2020, the Mylan Audit Committee in accordance with their respective pre-approval policies.

## Report of the Audit Committee of Viatris' Board

*The following Report of the Audit Committee of the Board does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent the Company specifically incorporates such information by reference.*

October 24, 2022

The Audit Committee is currently comprised of five Directors, each of whom is independent as required by and as defined in the audit committee independence standards of the Securities and Exchange Commission ("SEC") and the applicable NASDAQ listing standards. The Audit Committee operates under a written charter adopted by the Board, a copy of which is available on Viatris Inc.'s (the "Company") website at https://www.viatris.com/-/media/project/common/viatris/pdf/corporate-governance/audit-committee-charter.pdf.

Management is responsible for the preparation and integrity of the Company's financial statements. Management is also responsible for implementing and maintaining appropriate accounting and financial reporting policies, procedures, and internal controls designed to ensure compliance with applicable accounting standards and laws and regulations. The independent registered public accounting firm (the "independent auditor") is responsible for auditing and reviewing the Company's financial statements and auditing the Company's internal control over financial reporting, in accordance with standards of the Public Company Accounting Oversight Board ("PCAOB"), and to issue their reports thereon. One of the Audit Committee's responsibilities is to oversee these processes.

In this context, the Audit Committee met a total of eight (8) times in 2021 and seven (7) times in 2022 as of October 24, 2022, and has reviewed and discussed with management, including Viatris' internal auditor, and with the independent auditor, Viatris' audited consolidated financial statements and its internal control over financial reporting. These discussions covered the quality, as well as the acceptability, of Viatris' financial reporting practices and the completeness and clarity of the related financial disclosures as well as the effectiveness of Viatris' internal control over financial reporting and its disclosure controls and procedures. Management represented to the Audit Committee that Viatris' consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditor. The Audit Committee discussed with the independent auditors the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

Viatris' independent auditor also provided to the Audit Committee the written disclosures and letter required by the applicable requirements of the PCAOB's Rule 3526 regarding the independent auditor's communications with the Audit Committee concerning the independent auditor's independence, and the Audit Committee discussed these matters with the independent auditor. The Audit Committee has also considered whether the independent auditor's provision of non-audit services to Viatris is compatible with the firm's independence. Deloitte & Touche LLP, Viatris' independent auditor, stated in the written disclosures that in their judgment they are, in fact, independent. The Audit Committee concurred in that judgment of independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Viatris' Annual Report on Form 10-K for 2021, which was filed with the SEC.

BY THE AUDIT COMMITTEE:

Neil Dimick, Chair
W. Don Cornwell
JoEllen Lyons Dillon
Richard A. Mark
Mark W. Parrish

VIATRIS™

Item 4

# Shareholder Proposal

We have been advised that Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, who has indicated he is a beneficial owner of at least 2,800 shares of Viatris common stock for at least one year, intends to present the following shareholder proposal at the 2022 Annual Meeting. Mr. Steiner has appointed John Chevedden and/or Mr. Chevedden's designee to act on his behalf in matters relating to the shareholder proposal. The shareholder proposal will be voted upon at the 2022 Annual Meeting only if properly presented by or on behalf of the shareholder proponent. The shareholder proposal, including the caption, graphic and supporting statement submitted by the shareholder proponent, is set forth below, is the sole responsibility of the shareholder proponent, and is included in this Proxy Statement pursuant to SEC rules.

For the reasons set forth in the Board's Statement in Opposition immediately following this shareholder proposal, the Board recommends that you vote AGAINST this proposal.

### Shareholder Proposal

**Proposal 4—Independent Board Chairman**


FOR
Shareholder
Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

The Chairman shall not be a former emploee of the company.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

An independent director can better manage the Board of Directors. Without an independent chairman shareholders have a greater need to monitor the directors.

Please vote yes:
**Independent Board Chairman—Proposal 4**

### Board's Statement in Opposition to Item 4

The Board recommends that shareholders vote AGAINST this proposal for the following reasons:

- The Board's leadership structure, which currently separates the Chairman and CEO roles, should be tailored to the Company's evolving needs and not limited to the shareholder proposal's "one-size-fits-all" approach.
- The Board's current leadership structure and the Company's corporate governance policies provide and promote effective, independent Board oversight.
- The proposal's rigid and prescriptive approach to board leadership is not the practice of the majority of companies in the S&P 500.

The Board's leadership structure, which currently separates the Chairman and CEO roles, should be tailored to the Company's evolving needs and not limited to the shareholder proposal's "one-size-fits-all" approach.

The Board believes it should have the flexibility to select the structure of Board leadership best suited to meet the needs of the Company and our shareholders, including based on the particular opportunities, circumstances, or challenges confronting the Board and the Company at any given time. Accordingly, our governance documents provide the Board with the flexibility to select the most appropriate Board leadership structure. This flexibility benefits the Company and its shareholders because the Board is best positioned to evaluate the optimal leadership structure for the Company based upon the Company's leadership team, strategy, challenges, and opportunities over time. The proposed policy would restrict the Board's discretion to use its experience and judgment to make the best-informed decision on its leadership structure. The Board believes that it is in the best interests of our shareholders for the Board to continue to determine on a case-by-case basis the most effective leadership structure for the Company, rather than take the shareholder proposal's rigid, "one-size-fits-all" approach to Board leadership.

Considering the current opportunities and circumstances facing the Company, including but not limited to, the current economic environment, the Company's focus on integrating the Mylan and Upjohn businesses, and the continuing development and execution of our previously announced global reshaping initiative, the Board has determined that its current leadership structure – which separates the Executive Chairman, Lead Independent Director and Vice Chairman, CEO, and President roles, along with a strong, independent majority of Directors – enables it to best oversee and empower the management team and is optimal for Viatris and its shareholders and other stakeholders.

In particular, the Board believes that its current leadership structure – which separates the CEO and Chairman positions – enables our Executive Chairman to lead the Board and oversee the strategic direction of the Company in collaboration with executive management, and our Chief Executive Officer to lead the overall operation of the Company and execute on the Company's strategy. For instance, among other things, the Executive Chairman leads Company strategy on certain highly complex matters and strategic initiatives, including significant M&A activity, management and development of senior executives, and engagement with shareholders and other key stakeholders, and our CEO is tasked with building and enhancing the Company's commercial excellence and executing on its strategy to increase access to medicines and services through the Global Healthcare Gateway®. The Board also believes that the current separation of the Chairman and Chief Executive Officer roles provides a clear delineation of responsibilities for each position and fosters greater accountability of management, which is particularly critical given our focus on integration, execution and results, and our reshaping initiatives, while the Lead Independent Director provides leadership for independent oversight of management and the Company.

The Board further believes it is valuable for Mr. Coury to serve as Executive Chairman because his familiarity with and knowledge of our Company and business is unmatched. With over 20 years of experience at Mylan and now Viatris, Mr. Coury is uniquely positioned to lead the Board and oversee the Company's strategic direction in collaboration with the Board and executive management. In particular, the Board strongly believes that the separation of the Chairman and Chief Executive Officer roles has played, and continues to play, a vital role in the significant progress we have made in integrating Upjohn and Mylan, including capturing approximately $500 million in cost synergies in 2021 and remaining on track to both exit the remaining Pfizer TSAs by the end of the year and to realize at least $1 billion of cost synergies by the end of 2023.

The Board's current leadership structure and the Company's corporate governance policies provide and promote effective, independent Board oversight.

Our current Board leadership structure is designed to meet the unique business needs of the Company and to build on the strengths of our Board. Since the Chairman of the Board currently is not an independent Director, the Corporate Governance Guidelines require the independent Directors to select a Lead Independent Director who also serves as Vice Chairman and is vested with the significant responsibilities discussed below and on page 22.

Mr. Parrish is the Lead Independent Director and Vice Chairman of the Board, with key areas of expertise and experience (including, among others, public company management, corporate governance, the healthcare industry, human capital management including, but not limited to oversight of diversity, equity and inclusion, global business,

information security, risk oversight, and strategy and M&A) that help enhance the Board's oversight of the management team and the Company. The responsibilities of the Lead Independent Director are robust and include presiding over executive sessions of the independent Directors, calling meetings of the independent Directors, consulting with the Executive Chairman regarding Board meeting schedules, agendas, and information sent to the Board and separately approving those items, and serving as a liaison between the Executive Chairman and independent Directors. The Lead Independent Director, as Vice Chairman, also presides at all meetings of the Board at which the Executive Chairman is not present and serves on the Executive Committee. The Executive Chairman and the Lead Independent Director serve as point persons for shareholders wishing to communicate to the Board.

The Board and independent Directors have elected, upon the recommendation of the Governance and Nominating Committee, the Executive Chairman and Lead Independent Director, respectively. As part of its 2021 annual self-evaluation, Directors expressed that the Lead Independent Director and Executive Chairman continue to work well together and in doing so provide strong leadership to the Board and the Company.

The Board has also adopted the corporate governance policies and practices set forth on page 23 that promote a strong and effective Board that provides independent oversight. For example, over a majority of Directors are independent; the Audit, Compensation, Finance, Governance and Nominating, and Risk Oversight Committees are composed entirely of independent Directors, and Board approval of any appointment of members to these committees must include an affirmative vote by at least a majority of the independent Directors; and the independent Directors on the Board and its committees receive extensive information and input from multiple layers of management and external advisors, engage in detailed discussion and analysis regarding matters brought before them (including in executive session), and actively engage in the development and approval of significant corporate strategies.

The proposal's rigid and prescriptive approach to board leadership is not the practice of the majority of companies in the S&P 500.

According to the 2021 Spencer Stuart Board Index, a substantial majority (approximately 63%) of companies in the S&P 500 do not have an independent Chairman. The Board believes that rather than taking a "one-size-fits-all" approach to board leadership, its fiduciary duties are best fulfilled by retaining flexibility to determine the leadership structure that serves the best interests of Viatris and its shareholders, taking into account Viatris' needs and circumstances at any given time.

The Board recommends a vote AGAINST this proposal.

**Board Recommendation**

Viatris' Board recommends a vote **"AGAINST"** the shareholder proposal.

# Appendix A – Questions and Answers

*The following questions and answers are intended to address questions that you, as a shareholder of Viatris, may have regarding the 2022 Annual Meeting and provide information with respect to the 2022 Annual Meeting, proxy materials and voting. Viatris urges you to carefully read this entire Proxy Statement in addition to these questions and answers.*

**Q: What is this Proxy Statement, and why it is it important?**

A: This Proxy Statement is part of a solicitation of proxies by Viatris' Board for use at the 2022 Annual Meeting and provides Viatris' shareholders and beneficial owners of shares of Viatris common stock as of the close of business (5:00 p.m. Eastern Time) on October 20, 2022 (the "Record Date") with information relating to their decisions to vote, grant a proxy to vote, attend and, if relevant, instruct their vote to be cast at the 2022 Annual Meeting. As such, this Proxy Statement contains important information about the 2022 Annual Meeting and the matters to be voted on at such meeting; you should read it carefully and in its entirety.

**Q: Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?**

A: In accordance with rules adopted by the SEC, we may furnish proxy materials to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. This approach conserves natural resources and reduces our distribution costs, while providing a timely and convenient method of accessing the materials and voting. As a result, most shareholders will not receive printed copies of the proxy materials unless they request them. Instead, on or about October 28, 2022 we mailed to Viatris shareholders as of the Record Date a Notice of Internet Availability of Proxy Materials (the "Internet Notice") that instructs you as to how you may access and review all of the proxy materials on the Internet. The Internet Notice also instructs you as to how you may submit your proxy on the Internet; however, the Internet Notice is not itself a proxy card and should not be returned with voting instructions. If you would like to receive a paper or email copy of the Company's proxy materials, you should follow the instructions for requesting such materials in the Internet Notice.

**Q: What is included in the Company's proxy materials?**

A: The Company's proxy materials include this Proxy Statement for the 2022 Annual Meeting and the Form 10-K. The Form 10-K is not incorporated into this Proxy Statement and shall not be deemed to be solicitation materials. If you received the Internet Notice, voting instructions can be found in the Internet Notice. If you received a paper copy of these materials, the proxy materials also included the accompanying proxy card or voting instruction form, as applicable, for the 2022 Annual Meeting. For detailed information on voting, see the questions below entitled, "How do I vote if I was a registered shareholder of Viatris as of the Record Date?" or "How do I vote if I am a beneficial owner of shares of Viatris common stock and hold them in street name?", as appropriate, as well as the Notice of 2022 Annual Meeting of Shareholders in this Proxy Statement.

**Q: How can I access the proxy materials over the Internet?**

A: The Internet Notice, proxy card, or voting instruction form will contain instructions on how to view the Company's proxy materials on the Internet and vote your shares. Our proxy materials are also available on the Company's website at investor.viatris.com.

**Q. What is the purpose of the 2022 Annual Meeting?**

A: The 2022 Annual Meeting is being held for Viatris shareholders to vote on the following items:

1. To elect four Class II Directors each to hold office until the 2023 annual meeting
2. To approve, on a non-binding advisory basis, the 2021 compensation of the NEOs of the Company (the Say-on-Pay vote)

3. To ratify the selection of Deloitte as Viatris' independent registered public accounting firm for the fiscal year ending December 31, 2022

4. The shareholder proposal described in this Proxy Statement, if properly presented

**Q: When and where will the 2022 Annual Meeting be held?**

A: The 2022 Annual Meeting will be held at the DoubleTree Resort by Hilton Hollywood Beach, 4000 S Ocean Dr., Hollywood, Florida 33019, on December 9, 2022, at 11:00 a.m. Eastern Time (ET).

Persons attending the 2022 Annual Meeting will not be permitted to use cameras, recording devices and other similar electronic devices during the meeting. In addition, attendees may be subject to additional requirements prior to entry to the meeting – see the question below entitled "How can I attend the 2022 Annual Meeting?".

**Q: How does Viatris' Board recommend I vote?**

A: Viatris' Board unanimously recommends that the Company's shareholders vote **"FOR"** the election of each Class II Director; **"FOR"** approval, on an advisory basis, of the 2021 compensation of the NEOs of the Company; **"FOR"** ratification of the selection of Deloitte as Viatris' independent registered public accounting firm for the fiscal year ending December 31, 2022; and **"AGAINST"** the shareholder proposal.

**Q: How can I attend the 2022 Annual Meeting?**

A: If you wish to attend the 2022 Annual Meeting in person, please so inform Viatris in writing by sending notice to the attention of Viatris' Corporate Secretary at 1000 Mylan Blvd., Canonsburg, PA 15317 (the "Corporate Address") or by e-mail to corporatesecretary@viatris.com, in each case prior to 5:00 p.m. Eastern Time (ET) on December 8, 2022.

Beneficial owners of Viatris common stock that are held through a broker, bank, trust company or other nominee ("street name") may not vote the underlying shares of common stock at the 2022 Annual Meeting unless they first obtain (where appropriate, through the relevant broker, bank, trust company or other nominee) a signed proxy card from the relevant registered shareholder (as defined in the following Question and Answer) of the underlying shares on the Record Date. In addition, beneficial owners of Viatris common stock must provide proof of ownership, such as a recent account statement or letter from a brokerage firm, bank nominee or other institution proving ownership on the Record Date.

Proper identification, such as a driver's license or passport, along with your notice of the meeting, must be presented at the meeting.

Failure to comply with such notification and identification requirements may result in not being admitted to the meeting.

**Q: Who is entitled to vote at the 2022 Annual Meeting and how many votes do they have?**

A: Holders of Viatris common stock as of the Record Date are entitled to vote their shares at the 2022 Annual Meeting. If your shares are registered in your name with the Company's transfer agent and registrar, American Stock Transfer & Trust Company, LLC, you are the "registered shareholder" of those shares. Registered shareholders as of the Record Date may attend the 2022 Annual Meeting and, if relevant, vote in person or authorize a third-party to attend and, if relevant, vote at the 2022 Annual Meeting on their behalf through use of a proxy card. If you are a beneficial owner of Viatris common stock and hold your shares in street name, the relevant institution will send you instructions describing the procedure for instructing the institution how to vote the shares of Viatris common stock you beneficially own.

If you wish to vote the shares of Viatris common stock you beneficially own directly either in person at the 2022 Annual Meeting or by proxy, you first must obtain a signed "legal proxy" from the bank, broker, trust company or other nominee through which you beneficially own your shares of Viatris common stock.

As of the close of business (5:00 p.m. Eastern Time) on October 20, 2022, there were 1,212,667,185 shares of Viatris common stock outstanding and entitled to vote. Each share of Viatris common stock, which is Viatris' only outstanding voting security, is entitled to one vote on each matter properly brought before the 2022 Annual Meeting. Shareholders do not have cumulative voting rights.

**Q: What vote is required to elect Directors and adopt each of the other proposals discussed in this Proxy Statement?**

A: If a quorum exists at the 2022 Annual Meeting, shareholders shall have approved:

- the election of a Director if a majority of the votes cast are in favor of such election. For purposes of the preceding sentence, a majority of votes cast means that the number of shares voted "for" a Director's election exceeds 50% of the number of votes cast with respect to that Director's election. Votes cast include any votes against that Director's election and any direction to withhold authority in each case and exclude abstentions and broker non-votes (as defined below) with respect to that Director's election. If a nominee for Director who is an incumbent Director is not elected and no successor has been elected at such meeting, the Director must promptly tender his or her irrevocable resignation to the Board in accordance with our Bylaws (Please see "How Our Board Governs and Is Governed – Viatris' Board Structure" on page 21).
- any matter (other than the election of Directors, which is addressed in the foregoing paragraph) if a majority of votes cast on such matter by shareholders present in person or represented by proxy at the meeting and entitled to vote on such matter are in favor of such matter. For purposes of the preceding sentence, a majority of votes cast means that the number of shares voted "for" a matter exceeds 50% of the number of votes cast with respect to that matter. Votes cast include votes against the matter and exclude abstentions and broker non-votes with respect to that matter.

**Q: What constitutes a quorum?**

A: The holders of stock representing a majority of the voting power of all shares of stock issued and outstanding and entitled to vote at the 2022 Annual Meeting, present in person or represented by proxy, constitutes a quorum. Broker non-votes and abstentions will be considered for purposes of establishing a quorum.

**Q: How do I vote if I was a registered shareholder of Viatris as of the Record Date?**

A: If you were a registered shareholder as of the Record Date, the Internet Notice has been sent directly to you.

If you were a registered shareholder as of the Record Date, plan to attend the 2022 Annual Meeting and wish to vote in person, you will be given a ballot at the 2022 Annual Meeting. In addition, if you plan to attend the 2022 Annual Meeting, please be prepared to provide proper identification, such as a driver's license or passport.

If you were a registered shareholder as of the Record Date and do not plan to attend the 2022 Annual Meeting in person, you may cast your vote no later than December 8, 2022 at 11:00 am Eastern Time (ET) ("the Cut-Off Time") by Internet by following the instructions provided in the Internet Notice or, if you requested to receive printed proxy materials, you can also vote by telephone or mail pursuant to the instructions provided on the proxy card. Viatris requests that you promptly submit your proxy.

See the Internet Notice and Notice of 2022 Annual General Meeting of Shareholders above for additional information about how to vote.

If you were a registered shareholder as of the Record Date and you vote by proxy, the individuals named as proxy holders will vote your shares of Viatris common stock in the manner you indicate. All shares of Viatris common stock represented by properly executed proxies received no later than the Cut-Off Time will be voted at the meeting in the manner specified by the Viatris shareholder giving those proxies. If the proxy is returned without an indication as to how the shares of Viatris common stock represented are to be voted with respect to one or more items (and without expressly indicating to abstain), the shares of Viatris common stock represented by the proxy will be voted in accordance with the recommendation of the Viatris Board, as described in the Proxy Statement.

**Q: How do I vote if I am a participant in the Mylan Profit Sharing 401(k) Plan or the Pfizer Pharmaceuticals LLC Profit Sharing Employee Savings Plan (formerly, the Mylan Puerto Rico Profit Sharing Employee Savings Plan), or I am a participant in the Mylan LLC Profit Sharing Employee Savings Plan that was transferred to Auro PR, Inc. as part of the purchase of Mylan Consumer Healthcare, Inc. on December 31, 2021, and continue to hold shares of Viatris common stock in my plan account?**

A: Participants in the Mylan Profit Sharing 401(k) Plan, the Pfizer Pharmaceuticals LLC Profit Sharing Employee Savings Plan and Mylan LLC Profit Sharing Employee Savings Plan and who continue to hold Viatris common stock in their plan accounts will receive voting instructions for their shares of Viatris common stock held in those plans. In order to have the trustee vote your shares as you direct, you must timely furnish your voting instructions. To allow sufficient time for voting by the relevant trustees, your voting instructions must be received by 8:00 a.m. Eastern Time (ET) on December 7, 2022.

**Q: How do I vote if I am a beneficial owner of shares of Viatris common stock and hold them in street name?**

A: If you are a beneficial owner of Viatris common stock and hold your shares in street name, you may also vote through a voting instruction form over the Internet by following the instructions provided in the Internet Notice or, if you requested to receive printed proxy materials, the relevant institution will send you instructions describing the procedure for instructing the institution how to vote the shares of Viatris common stock you beneficially own. Please comply with the deadlines included in the voting instructions provided by your broker, bank, trust company or other nominee.

If you are a beneficial owner of Viatris common stock and hold your shares in street name, plan to attend the 2022 Annual Meeting, and wish to vote in person, you will be given a ballot at the 2022 Annual Meeting. Please note, however, that you must bring to the 2022 Annual Meeting a legal proxy executed in your favor from the registered shareholder of the underlying shares on the Record Date (through your broker, bank, trust company or other nominee) authorizing you to vote at the 2022 Annual Meeting. You must also provide proof of ownership, such as a recent account statement or letter from your brokerage firm, bank nominee or other institution proving ownership on the Record Date. In addition, if you plan to attend the 2022 Annual Meeting, please be prepared to provide proper identification, such as a driver's license or passport.

If you are a beneficial owner of shares of Viatris common stock and hold your shares in street name, see "If my shares are held in street name by my broker, will my broker automatically vote my shares for me?" below for more information on giving instructions to your broker, bank, trust company or other nominee.

See the Internet Notice and Notice of 2022 Annual Meeting of Shareholders above for additional information about how to vote.

**Q: If my shares are held in street name by my broker, will my broker automatically vote my shares for me?**

A: If you are a beneficial owner of Viatris common stock and hold your shares in street name, your broker, bank, trust company or other nominee cannot vote your shares on non-routine matters without instructions from you. All of the items to be voted on at the 2022 Annual Meeting other than the ratification of the selection of Deloitte as Viatris' independent registered public accounting firm for fiscal year 2022 are considered non-routine matters. You should instruct your broker, bank, trust company or other nominee as to how to vote your shares of Viatris common stock, following the directions from your broker, bank, trust company or other nominee provided to you. Please check the voting form used by your broker, bank, trust company or other nominee.

If you do not give instructions to your broker, bank, trust company or other nominee, (i) your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote (a so-called "broker non-vote") but (ii) the broker, bank, trust company or other nominee will nevertheless be entitled to vote your shares of common stock in its discretion on routine matters and may give or authorize the giving of a proxy to vote such shares in its discretion on such matters.

As discussed above, beneficial owners of Viatris common stock held through a broker, bank, trust company or other nominee may not vote the underlying shares at the 2022 Annual Meeting unless they first obtain (where appropriate, through the relevant broker, bank, trust company or other nominee) a signed proxy card from the relevant registered shareholder on the Record Date of the underlying shares of common stock.

**Q: May I change my vote or revoke my proxy or voting instructions after I have voted?**

A: Yes. If you are a registered shareholder, you may change your vote of your shares of Viatris common stock or revoke your proxy at any time prior to the Cut-Off Time. You can do this by submitting a new proxy at a later date (but prior to the Cut-Off Time) via the Internet, by telephone, or by mail following the instructions provided in the Internet Notice or, if requested, the proxy card. Alternatively, you may give notice of your attendance at the 2022 Annual Meeting (prior to the Cut-Off Time in the manner described above) and vote in person. You may also revoke your proxy by sending a written statement prior to the Cut-Off Time revoking your proxy to Viatris' Corporate Address to the attention of Viatris' Corporate Secretary.

If your shares are held through and/or in street name by your broker, bank, trust company or other nominee, you should contact your broker, bank, trust company or other nominee to change your vote or revoke your voting instructions.

**Q: What happens if I transfer my shares of Viatris common stock before the 2022 Annual Meeting?**

A: The Record Date for the 2022 Annual Meeting is earlier than the date of the 2022 Annual Meeting. If you transfer your shares of Viatris common stock after the Record Date, you will retain your right to attend and vote at the 2022 Annual Meeting.

**Q: Who tabulates the votes?**

A: The inspector of election will, among other matters, determine the number of shares represented at the 2022 Annual Meeting to confirm the presence of a quorum, determine the validity of all proxies and ballots and certify the voting results.

**Q: Where can I find the voting results of the 2022 Annual Meeting?**

A: Viatris expects to announce the preliminary voting results at the 2022 Annual Meeting. In addition, within four business days following certification of the final voting results, Viatris intends to report the final voting results in a Current Report on Form 8-K filed with the SEC.

**Q: How are proxies solicited and what is the cost?**

A: Viatris will bear all expenses incurred in connection with the solicitation of proxies, including the costs associated with the filing, printing and publication of the Proxy Statement. Viatris has retained Innisfree M&A Incorporated to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $20,000, plus reasonable expenses, for these services. Viatris will reimburse brokerage firms, bank nominees and other institutions for their costs in forwarding proxy materials to beneficial owners of Viatris common stock. Our Directors, officers and employees, some of whom may be considered participants in the solicitation, may also solicit proxies by mail, telephone or personal contact without additional remuneration.

**Q: What is householding?**

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we are sending only one copy of the Internet Notice and, if applicable, the proxy materials, to that address unless we have received contrary instructions from any shareholder at that address. This practice is designed to reduce printing and postage costs. However, if any shareholder residing at such an address wishes to receive a separate copy of the Internet Notice and, if applicable, the proxy materials, Viatris will promptly deliver, upon oral or written request, a separate copy of the Internet Notice and, if applicable, the proxy materials to any shareholder residing at an

address to which only one copy was mailed. If you would like to request additional copies of the Internet Notice and, if applicable, the proxy materials (or in the future would like to receive separate copies) or if you are receiving multiple copies and would like to request that only a single copy be mailed in the future, you can request householding by contacting the Corporate Secretary as described under "How may I communicate with Viatris' Directors?" below.

**Q: How may I communicate with Viatris' Directors?**

A: Viatris' Board has established a process for any interested parties to contact the Board, or the independent Directors as a group or any other group or committee of Directors, by writing to them at the following address:

Viatris Inc.
Corporate Secretary
1000 Mylan Boulevard
Canonsburg, PA 15317
Corporate Secretary – CorporateSecretary@Viatris.com
Phone: 724.514.1800

Communications regarding accounting, internal accounting controls or auditing matters may be reported to our Directors using AuditCommitteeChair@Viatris.com. All communications received as set forth above shall be opened by the office of the Secretary for the purpose of determining whether the contents represent an appropriate message to the Company's Directors. Materials that are not in the nature of advertising, solicitations, or promotions of a product or service or patently offensive shall be forwarded to the Chair of the Board and the Lead Independent Director, if applicable, and as appropriate to each Director who is a member of the group or committee to which the envelope is addressed.

**Q: Could matters other than those stated in the notice of the meeting be considered at the 2022 Annual Meeting?**

A: The Board is not aware of any matters that are expected to come before the 2022 Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly brought before the meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

**Q: What is the deadline to propose actions for consideration at the 2023 annual meeting of shareholders?**

A: Pursuant to U.S. federal securities laws, if a shareholder wishes to have a proposal included in Viatris' Proxy Statement for the 2023 annual meeting of shareholders, then the shareholder must follow the procedures outlined in Rule 14a-8 of the Exchange Act. If you wish to submit a proposal intended to be presented at the 2023 annual meeting pursuant to Rule 14a-8, your proposal must be received by us at our principal executive offices (1000 Mylan Boulevard, Canonsburg, PA 15317) no later than June 30, 2023, and must otherwise comply with the requirements of Rule 14a-8 to be considered for inclusion in the 2023 proxy statement and form of proxy.

Under our proxy access bylaw, if a shareholder (or a group of no more than 20 shareholders) who has owned at least 3% of the voting power of the outstanding shares of all classes of capital stock entitled to vote in the election of Directors, voting together as a single class, continuously for at least three years immediately preceding the date of the notice of proxy access nomination and has otherwise complied with the requirements set forth in our Bylaws wants us to include Director nominees (up to the greater of two nominees or 20% of the Board) in our proxy statement for the 2023 annual meeting of shareholders, the nominations must be delivered to or be mailed and received by the Secretary at the principal executive offices of the Company not less than 120 days nor more than 150 days in advance of the anniversary of the date that the Company first distributed its proxy statement to shareholders for the previous year's annual meeting of shareholders (which would be no earlier than May 31, 2023 and no later than June 30, 2023). No such shareholder (or group of shareholders), however, will be able to meet the requisite three year holding period for purposes of submitting a proxy access nomination at our 2023 annual meeting of shareholders.

In addition, for any nominations or any other business that is not to be included in our proxy statement to be properly brought before an annual meeting of shareholders, the shareholder must give timely notice in writing to the Secretary and comply with the requirements set forth in our Bylaws and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice must be delivered to the Corporate Secretary at the principal executive offices of the Company not earlier than the close of business (5:00 p.m. Eastern Time) on the 120th day and not later than the close of business (5:00 p.m. Eastern Time) on the 90th day prior to the first anniversary of the preceding year's annual meeting (which would be no earlier than August 11, 2023 and no later than September 10, 2023), provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder must be so delivered not earlier than the close of business (5:00 p.m. Eastern Time) on the 120th day prior to the date of such annual meeting and not later than the close of business (5:00 p.m. Eastern Time) on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Company.

In addition to satisfying the requirements under our Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of Director nominees other than the Company's nominees must also provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 10, 2023.

The Bylaws are available on our website at https://www.viatris.com/en/About-Us/Corporate-Governance.

### Q: How do I recommend a candidate for nomination to Viatris' Board?

A: The Governance and Nominating Committee will consider for nomination by the Viatris Board potential Director candidates properly recommended by shareholders, subject to the discretion of the Board and to Viatris' Amended and Restated Certificate of Incorporation and our Bylaws. In considering candidates recommended by shareholders, the Governance and Nominating Committee will take into consideration, among other matters, the needs of the Board and Viatris and the qualifications of the candidate, including, among other things, those traits, abilities and experiences described above (Please see "How Our Directors Are Selected and Evaluated" on pages 31 to 32).

Any submission to the Governance and Nominating Committee of a recommended candidate for consideration must include, among other information, the name of the recommending shareholder and evidence of such person's ownership of Viatris shares, and the name of the recommended candidate, his or her resume or a statement of his or her principal occupation or employment, and the recommended candidate's signed consent to be named as a Director if recommended by the Governance and Nominating Committee and nominated by the Board. Any shareholder recommendations for Director must be sent to Viatris' Corporate Secretary not later than 120 days prior to the anniversary date of Viatris' most recent annual meeting of shareholders (which would be August 11, 2023) at the following address:

Viatris Inc.
Corporate Secretary
1000 Mylan Boulevard
Canonsburg, PA 15317

Any shareholder nominations must be made according to the procedures set forth in our Bylaws (including via our proxy access bylaw) as described under "What is the deadline to propose actions for consideration at the 2023 annual meeting of shareholders?" above.

### Q: How do I inspect the list of shareholders entitled to vote at the 2022 Annual Meeting?

A: A list of shareholders entitled to vote at the 2022 Annual Meeting will be available for inspection during ordinary business hours at the Corporate Address from November 29, 2022 to December 8, 2022. Please contact the Corporate Secretary by sending an email to corporatesecretary@viatris.com if you wish to inspect the list prior to the 2022 Annual Meeting.

**Q: What do I need to do now?**

A: Carefully read and consider the information contained in this Proxy Statement and vote your shares either in person or by following the instructions in the Internet Notice or, if you requested to receive printed proxy materials, pursuant to the instructions provided on the proxy card or voting instruction form, as applicable.

**Q: Who can help answer my questions?**

A: If you have questions about the 2022 Annual Meeting, including the items to be voted on at the meeting, need assistance in voting, or if you desire copies of this Proxy Statement or proxy cards, you should contact:

Innisfree M&A Incorporated
501 Madison Avenue
New York, NY 10022
+1 (877) 750-9499 (toll free)
+1 (212) 750-5833 (banks and brokers)

# Appendix B

## Forward-Looking Statements

This Proxy Statement and Shareholder Letters contain "forward-looking statements". These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the Biocon Biologics Transaction, the Combination, the benefits and synergies of the Combination or our global restructuring program, future opportunities for the Company and its products and any other statements regarding the Company's future operations, financial or operating results, capital allocation, dividend policy and payments, debt ratio and covenants, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, commitments, confidence in future results, efforts to create, enhance or otherwise unlock the value of our unique global platform, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as "will", "may", "could", "should", "would", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "pipeline", "intend", "continue", "target", "seek" and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

- the possibility that the Company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the Combination or its global restructuring program within the expected timeframe or at all;
- the pending Biocon Biologics Transaction and other strategic initiatives, including potential divestitures, may not achieve their intended benefits;
- operational or financial difficulties or losses associated with the Company's reliance on agreements with Pfizer in connection with the Combination, including with respect to transition services;
- the potential impact of public health outbreaks, epidemics and pandemics, including the ongoing challenges and uncertainties posed by the COVID-19 pandemic;
- the Company's failure to achieve expected or targeted future financial and operating performance and results;
- actions and decisions of healthcare and pharmaceutical regulators;
- changes in relevant laws and regulations, including but not limited to changes in tax, healthcare and pharmaceutical laws and regulations globally (including the impact of potential tax reform in the U.S.);
- the ability to attract and retain key personnel;
- the Company's liquidity, capital resources and ability to obtain financing;
- any regulatory, legal or other impediments to the Company's ability to bring new products to market, including but not limited to "at-risk launches";
- success of clinical trials and the Company's or its partners' ability to execute on new product opportunities and develop, manufacture and commercialize products;
- any changes in or difficulties with the Company's manufacturing facilities, including with respect to inspections, remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand;
- the scope, timing and outcome of any ongoing legal proceedings, including government inquiries or investigations, and the impact of any such proceedings on the Company;
- any significant breach of data security or data privacy or disruptions to our information technology systems;
- risks associated with having significant operations globally;
- the ability to protect intellectual property and preserve intellectual property rights;

- changes in third-party relationships;
- the effect of any changes in the Company's or its partners' customer and supplier relationships and customer purchasing patterns, including customer loss and business disruption being greater than expected following the Combination;
- the impacts of competition, including decreases in sales or revenues as a result of the loss of market exclusivity for certain products;
- changes in the economic and financial conditions of the Company or its partners;
- uncertainties regarding future demand, pricing and reimbursement for the Company's products;
- uncertainties and matters beyond the control of management, including but not limited to general political and economic conditions, inflation rates and global exchange rates; and
- inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis.

For more detailed information on the risks and uncertainties associated with Viatris, see the risks described in Part I, Item 1A in the Form 10-K, and our other filings with the SEC. You can access Viatris' filings with the SEC through the SEC website at www.sec.gov or through our website, and Viatris strongly encourages you to do so. Viatris routinely posts information that may be important to investors on our website at investor.viatris.com, and we use this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC's Regulation Fair Disclosure (Reg FD). The contents of our website are not incorporated by reference in this Proxy Statement or Shareholder Letters and shall not be deemed "filed" under the Securities Exchange Act of 1934, as amended. Viatris undertakes no obligation to update any statements herein for revisions or changes after the filing date of this Proxy Statement and Shareholder Letters other than as required by law.

## Non-GAAP Financial Measures

This Proxy Statement and Shareholder Letters include the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including adjusted EBITDA, free cash flow and gross leverage ratio, leverage or leverage ratio, are presented in order to supplement investors' and other readers' understanding and assessment of Viatris' financial performance. Management uses these measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Primarily due to acquisitions and other significant events which may impact comparability of our periodic operating results, we believe that an evaluation of our ongoing operations (and comparisons of our current operations with historical and future operations) would be difficult if the disclosure of our financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, provide a more complete understanding of the factors and trends affecting our operations. The financial performance of the Company is measured by senior management, in part, using these adjusted metrics, along with other performance metrics. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA is appropriate to provide additional information to investors to demonstrate the Company's ability to comply with financial debt covenants and assess the Company's ability to incur additional indebtedness. The Company also believes that adjusted EBITDA better focuses management on the Company's underlying operational results and true business performance and, is used, in part, for management's incentive compensation. This Appendix contains reconciliations of such non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures set forth in this Appendix, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

VIATRIS™

Due to rounding, numbers presented in the following reconciliations may not add up precisely to the totals provided.

## Reconciliation of Non-GAAP Financial Measures

### Adjusted EBITDA

Adjusted EBITDA for purposes of the 2021 annual compensation awards is derived from Viatris' financial statements in the same manner as Viatris' publicly reported adjusted EBITDA for 2021 ("As Reported"), except that the calculation for the incentive program utilized budgeted foreign exchange rates ("Adjusted for Currency Impact").

| | Year ended December 31, 2021 | |
|---|---|---|
| **(in millions)** | **As Reported** | **Adjusted for Currency Impact** |
| U.S. GAAP net loss | $(1,269.1) | $(1,271.0) |
| Add adjustments: | | |
| Net contribution attributable to equity method investments | 61.9 | 61.9 |
| Income tax provision | 604.7 | 603.2 |
| Interest expense[(a)] | 636.2 | 636.3 |
| Depreciation and amortization[(b)] | 4,506.5 | 4,502.7 |
| EBITDA | $4,540.2 | $4,533.1 |
| Add adjustments: | | |
| Share-based compensation expense | 111.2 | 111.2 |
| Litigation settlements and other contingencies, net | 329.2 | 328.7 |
| Restructuring, acquisition related and other special items[(c)] | 1,445.5 | 1,456.3 |
| Adjusted EBITDA | $6,426.1 | $6,429.3 |

(a) Includes amortization of premiums and discounts on long-term debt.
(b) Includes purchase accounting related amortization.
(c) Includes restructuring related costs, acquisition related costs (primarily including selling, general and administrative expenses) and other special items, including cost of sales, research and development expense, selling, general and administrative expense, and other expense.

APPENDIX B

## Free Cash Flow

Free Cash Flow is derived from Viatris' audited financial statements in the same manner as Viatris' publicly reported free cash flow (U.S. GAAP net cash provided by operating activities, less capital expenditures) ("As reported"), except that the calculation for 2021 annual incentive compensation further adjusts the publicly reported measure for unplanned litigation gains or losses equal to or greater than $25 million in the aggregate, if any, and for proceeds from the sale of property, plant and equipment. For purposes of the 2021 three-year PRSUs, free cash flow is derived from Viatris' audited financial statements in the same manner as Viatris' publicly reported free cash flow, except that the calculation for the 2021 PRSUs further adjusts the publicly reported measure for unplanned litigation gains or losses equal to or greater than $25 million in the aggregate, if any, for certain material asset sales, if any, and for proceeds from the sale of property, plant and equipment. Although Viatris adjusts its compensation metrics for the impact of foreign exchange rates, the 2021 free cash flow metric was not adjusted because the impact of such adjustment was immaterial and would have had no impact on compensation. In future periods, free cash flow may be adjusted to reflect the impact for foreign exchange.

| | Year Ended December 31, 2021 |
|---|---|
| U.S. GAAP net cash provided by operating activities | $3,016.9 |
| Add / (deduct): | |
| Capital expenditures | (457.2) |
| Free cash flow (As reported) | 2,559.7 |
| Proceeds from sale of certain property, plant and equipment | 18.3 |
| Free cash flow (for 2021 annual incentive compensation) | $2,578.0 |

| **Free cash flow** | Six months ended June 30, 2022 |
|---|---|
| U.S. GAAP net cash provided by operating activities | $1,941.0 |
| Capital expenditures | 148.4 |
| Free cash flow (As reported) | $1,792.6 |

### *Gross Leverage Ratio, leverage or leverage ratio*

Gross Leverage Ratio, leverage or leverage ratio for purposes of the 2021 PRSUs is measured at the end of the three-year performance period in 2023 by calculating the Gross Leverage Ratio, leverage or leverage ratio as of year-end 2023. Such ratio is based on the sum of (i) Viatris' adjusted EBITDA for 2023 and (ii) certain adjustments permitted to be included in Credit Agreement Adjusted EBITDA for such period pursuant to the Amended and Restated Revolving Credit Agreement, dated as of July 1, 2021, as amended, restated or replaced from time to time, as compared to Viatris' total debt at notional amounts at the end of 2023. An illustrative reconciliation of the gross leverage ratio for 2021 is set forth below.

| (In millions) | Twelve Months Ended December 31, 2021 |
|---|---|
| Viatris Adjusted EBITDA (As reported) | $6,426.1 |
| Add: other adjustments including estimated synergies | 20.6 |
| Credit Agreement Adjusted EBITDA | $6,446.7 |
| Reported debt balances: | |
| Long-term debt, including current portion | 21,577.4 |
| Short-term borrowings and other current obligations | 1,493.0 |
| Total | 23,070.4 |
| Add / (deduct): | |
| Net premiums on various debt issuances | (651.6) |
| Deferred financing fees | 42.4 |
| Fair value adjustment for hedged debt | (16.3) |
| Total debt at notional amounts | $22,444.9 |
| Notional debt to Credit Agreement Adjusted EBITDA Leverage Ratio | 3.5 |

### *2021 Free Cash Flow Guidance*

*Reconciliation of Estimated 2021 U.S. GAAP Net Cash Provided by Operating Activities to Free Cash Flow (from February 2021)* (*Unaudited, in millions*)

| | |
|---|---|
| Estimated GAAP Net Cash provided by Operating Activities | $2,650 - $2,800 |
| Less: Capital Expenditures | $(500) - $(650) |
| Free Cash Flow | $2,000 - $2,300 |

*Reconciliation of Estimated 2021 U.S. GAAP Net Cash Provided by Operating Activities to Free Cash Flow (from November 2021)* (*Unaudited, in millions*)

| | |
|---|---|
| Estimated GAAP Net Cash provided by Operating Activities | $2,900 - $3,100 |
| Less: Capital Expenditures | $(450) - $(550) |
| Free Cash Flow | $2,400 - $2,600 |

### *2021 Adjusted EBITDA Guidance*

The Company was not providing forward-looking guidance for U.S. GAAP net earnings (loss) or a quantitative reconciliation of its 2021 adjusted EBITDA guidance to the most directly comparable U.S. GAAP measure, U.S. GAAP net loss, because it was unable to predict with reasonable certainty the ultimate outcome of certain significant items, including integration and acquisition-related expenses, restructuring expenses, asset impairments, litigation settlements and other contingencies, such as changes to contingent consideration and certain other gains or losses, as well as related income tax accounting, because certain of these items had not occurred, were out of the Company's control and/or could not be reasonably predicted without unreasonable effort. These items were uncertain, depended on various factors, and could have had a material impact on U.S. GAAP reported results for the guidance period.

### *Long-Term Gross Leverage Target*

The stated forward-looking non-GAAP financial measure of long-term gross leverage target of 3.0x, with a range of 2.8x – 3.2x, is based on the ratio of (i) targeted notional gross debt and (ii) targeted Adjusted EBITDA. However, the Company has not quantified future amounts to develop this target but has stated its goal to manage notional gross debt and adjusted earnings and adjusted EBITDA over time in order to generally maintain or reach the target. This target does not reflect Company guidance.

VIATRIS™

**VIATRIS INC.**

**YOUR VOTE IS IMPORTANT**

Please take a moment to vote your common stock of Viatris Inc.
for the upcoming 2022 annual meeting of shareholders.

## PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY IN ONE OF THREE WAYS:

1. **Vote by Telephone—**Please call toll-free in the U.S. or Canada at **1-855-429-7917**, on a touch-tone phone. If outside the U.S. or Canada, call **1-575-208-6225.** Please follow the simple instructions. You will be required to provide the unique control number printed below.

**OR**

2. **Vote by Internet—**Please access **https://www.proxyvotenow.com/vtrs**, and follow the simple instructions. Please note you must type an "s" after http. You will be required to provide the unique control number printed below.

CONTROL:

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

**OR**

3. **Vote by Mail—**If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: Viatris Inc. c/o First Coast Results, Inc., P.O. Box 3672 Ponte Vedra Beach, FL 32004-9911. However, we strongly encourage you to use this option only if you do not have access to a touch-tone telephone or to the Internet.

▼ TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

---

X **To vote, mark boxes below in blue or black ink as follows**

**THE VIATRIS INC. BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH DIRECTOR IN ITEM 1, "FOR" ITEMS 2 AND 3 AND"AGAINST" ITEM 4.**

Company Proposals (Items 1 through 3)

1. Election of the following four Class II directors, each to hold office until the 2023 annual meeting of shareholders:

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| A. W. Don Cornwell | ☐ | ☐ | ☐ |
| B. Harry A. Korman | ☐ | ☐ | ☐ |
| C. Rajiv Malik | ☐ | ☐ | ☐ |
| D. Richard A. Mark, C.P.A. | ☐ | ☐ | ☐ |

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 2. Approval of, on a non-binding advisory basis, the 2021 compensation of the named executive officers of the Company. | ☐ | ☐ | ☐ |
| 3. Ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022. | ☐ | ☐ | ☐ |

Shareholder Proposal (Item 4)

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 4. Shareholder proposal regarding independent board chairman. | ☐ | ☐ | ☐ |

Date: ______________________________ , 2022

______________________________
Signature

______________________________
Signature (if held jointly)

______________________________
Title

NOTE: Please sign exactly as your name(s) appear(s) hereon. When shares are held jointly, joint owners should each sign. Executors, administrators, trustees, etc., should indicate the capacity in which signing. If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in partnership name by authorized person.

**PLEASE VOTE BY TELEPHONE OR INTERNET TODAY!**

**SEE REVERSE SIDE**

**FOR SIMPLE VOTING INSTRUCTIONS.**

**Important Notice Regarding Internet Availability of Proxy Materials:** The proxy materials for the 2022 Viatris Inc. Annual Meeting of Shareholders, including the Annual Report on Form 10-K and the Proxy Statement, are available over the Internet. To view the proxy materials, please have the reverse side of this proxy card available and visit www.eproxyaccess.com/vtrs2022.

**Electronic Delivery of Future Proxy Materials:** If you wish to receive all future proxy materials electronically by e-mail, please visit www.eproxyaccess.com/vtrs2022 and follow the instructions there.

▼ TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED ▼

**VIATRIS INC.**
**PROXY FOR THE 2022 ANNUAL MEETING OF SHAREHOLDERS**
**To Be Held on December 9, 2022 at 11:00 a.m. Eastern Time (ET)**
**PROXY VOTING DEADLINE: 11:00 a.m. ET DECEMBER 8, 2022**
**This Proxy is Solicited on Behalf of the Board of Directors of Viatris Inc. (the "Board")**

The undersigned hereby appoints Robert J. Coury and Mark W. Parrish, and each with full power to act without the other, as proxies, with full power of substitution, for and in the name of the undersigned to vote and act with respect to all common stock of Viatris Inc. ("Viatris" or the "Company") which the undersigned is entitled to vote and act at the 2022 Annual Meeting of Shareholders of Viatris to be held on December 9, 2022 at 11:00 a.m. (ET) at the DoubleTree Resort by Hilton Hollywood Beach, 4000 S Ocean Dr, Hollywood, FL 33019, with all the powers the undersigned would possess if personally present at the meeting or at any postponement or adjournment thereof and particularly, but without limiting the generality of the foregoing:

**P R O X Y**

**This proxy, when properly executed, will be voted in the manner directed herein. This proxy will be voted "FOR" each director in ITEM 1, "FOR" ITEMS 2 and 3 and "AGAINST" ITEM 4 if no choice is specified. The proxies are hereby authorized to vote in their discretion upon such other matters as may properly come before the meeting and any postponement or adjournment thereof.**

**For Plan Participants Only:** If the undersigned has a beneficial interest in shares held in the Mylan Profit Sharing 401(k) Plan, the Pfizer Pharmaceuticals LLC Profit Sharing Employee Savings Plan (formerly, the Mylan Puerto Rico Profit Sharing Employee Savings Plan), or the Mylan LLC Profit Sharing Employee Savings Plan that was transferred to Auro PR, Inc. (the "Auro PR Plan") as part of the purchase of Mylan Consumer Healthcare, Inc. on December 31, 2021, the undersigned hereby directs Bank of America, N.A., as trustee for the Mylan Profit Sharing 401(k) Plan, and Banco Popular de Puerto Rico, as trustee for the Pfizer Pharmaceuticals LLC Profit Sharing Employee Savings Plan and the Auro PR Plan (together, the "Trustees"), to appoint Robert J. Coury and Mark W. Parrish, and each with full power to act without the other, as proxies, with full power of substitution, for and in the name of the Trustees to vote and act with respect to all common stock of Viatris credited to the accounts of the undersigned under the above-named plans which the Trustees are entitled to vote and act on behalf of the undersigned at the 2022 Annual Meeting of Shareholders of Viatris, with all the powers the Trustees would possess if personally present at the meeting or any postponement or adjournment thereof, and particularly, but without limiting the generality of the foregoing: **If properly executed and received by the relevant Trustee prior to the Plan Voting Deadline, this voting instruction form will be voted "FOR" ITEM 1, "FOR" ITEMS 2 and 3 AND "AGAINST" ITEM 4 unless a contrary vote is indicated, in which case the proxy will be voted as directed.** Voting instructions with respect to such plan shares must be provided by **8:00 a.m. ET on December 7, 2022 (the "Plan Voting Deadline").**

**(Continued and to be signed on the reverse side)**